EXHIBIT 99.3

[REDACTED VERSION]
PENGROWTH ENERGY CORPORATION
SECOND AMENDMENT TO
NOTE PURCHASE AGREEMENTS DATED AS OF OCTOBER 18, 2012
U.S.$35,000,000 Senior Secured Notes, Series A, due October 18, 2019
U.S.$105,000,000 Senior Secured Notes, Series B, due October 18, 2022
U.S.$195,000,000 Senior Secured Notes, Series C, due October 18, 2024
£15,000,000 Senior Secured Notes, Series D, due October 18, 2019
Can.$25,000,000 Senior Secured Notes, Series E, due October 18, 2022

Dated as of October 12, 2017
To the Holders of Notes Named in
the Signature Pages Hereto

Ladies and Gentlemen:

Reference is made to the Note Purchase Agreements dated as of October 18, 2012 among Pengrowth Energy Corporation, a body corporate amalgamated under the laws of the Province of Alberta (the “Company”), and each of the Purchasers listed in Schedule A attached thereto (collectively, the “Original Note Purchase Agreement”), pursuant to which the Company issued (a) U.S.$35,000,000 aggregate principal amount of its 3.49% Senior Notes, Series A, due October 18, 2019 (as amended, restated, supplemented or otherwise modified from time to time prior to the Second Amendment Effective Date (as defined below), the “Series A Notes”); (b) U.S.$105,000,000 aggregate principal amount of its 4.07% Senior Notes, Series B, due October 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time prior to the Second Amendment Effective Date, the “Series B Notes”); (c) U.S.$195,000,000 aggregate principal amount of its 4.17% Senior Notes, Series C, due October 18, 2024 (as amended, restated, supplemented or otherwise modified from time to time prior to the Second Amendment Effective Date, the “Series C Notes”); (d) £15,000,000 aggregate principal amount of its 3.45% Senior Notes, Series D, due October 18, 2019 (as amended, restated, supplemented or otherwise modified from time to time prior to the Second Amendment Effective Date, the “Series D Notes”); and (e) Can.$25,000,000 aggregate principal amount of its 4.74% Senior Notes, Series E, due October 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time prior to the Second Amendment Effective Date, the “Series E Notes”; the Series A Notes, the Series B Notes, the Series C Notes, the Series D Notes and the Series E Notes, collectively, the “Existing Notes”).  You are referred to herein individually as a “Holder” and collectively as the “Holders.”  The Original Note Purchase Agreement, as modified by that certain “First Amendment and Waiver to Note Purchase Agreements dated as of October 18, 2012”, dated as of December 21, 2016, is referred to herein, collectively, as the “Existing Note Purchase Agreement”.  The Existing Note Purchase Agreement and the Existing Notes, as modified by this “Second Amendment to Note Purchase Agreements dated as of October 18, 2012” (this “Agreement”), and as may be further amended, restated, supplemented or otherwise modified from time to time, are referred to herein, collectively, as the “Note Purchase Agreement” and the

“Notes”, respectively.  Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Note Purchase Agreement.
WHEREAS, the Company has requested that the Required Holders agree to certain amendments to the Existing Note Purchase Agreement and the Existing Notes, and the undersigned Holders (being the Required Holders) have agreed to such amendments on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the premises herein and for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Company and the undersigned Holders agree as follows:
1.             AMENDMENTS TO EXISTING NOTE PURCHASE AGREEMENT
Effective as of the Second Amendment Effective Date, the Existing Note Purchase Agreement (including, without limitation, the exhibits thereto) is hereby amended by deleting the struck through text, and by inserting the underlined and bolded text, in each case, as set forth in Exhibit A attached hereto (such amendments, together with the amendments effected pursuant to Section 2, collectively, the “Amendments”).  Notwithstanding the foregoing amendments, to the extent that any of the Existing Note Purchase Agreement’s defined terms are amended, such amendments do not apply as those terms may be used in Sections 1, 2.1, 3, 4, 5, 6 or 21 of the Note Purchase Agreement.
2.             AMENDMENT AND RESTATEMENT OF NOTES
Each of the Existing Notes is hereby and shall be deemed to be, automatically and without any further action on the part of the Company or the Holders, amended and restated in its entirety to conform to the appropriate form of Note attached to the Note Purchase Agreement, effective as of the Second Amendment Effective Date, except that the principal amount, registration number and payee set forth in each Existing Note shall remain the same.  At the request of any Holder and upon compliance by such Holder with the provisions of Section 13 of the Note Purchase Agreement, the Company shall execute and deliver a new Note or Notes in the appropriate form attached to the Note Purchase Agreement in exchange for, and in replacement of, such Holder’s Existing Notes within 10 Business Days of such request and surrender, registered in the name of such Holder, in the aggregate principal amount of the Existing Notes owing to such Holder at the time of such exchange and dated the date of the last interest payment made to such Holder in respect of each such Existing Note.
3.             ACKNOWLEDGEMENT REGARDING MAKE-WHOLE AMOUNT
The Parties intend, acknowledge and agree that:
(a)	computation of the Make-Whole Amount including interest rates and interest applicable to such computation remains completely unchanged by the Amendments, is the same as in the Existing Note Purchase Agreements and the Existing Notes and shall not be otherwise construed; and

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(b)	provisions of this Agreement regarding computation of the Make-Whole Amount including interest rates and interest applicable to such computation do not (and shall not be construed to) constitute amendments or changes to Section 8.7 of the Existing Note Purchase Agreement.
4.             ASSET DISPOSITION EVENT.
Notwithstanding Section 10.7 of the Existing Note Purchase Agreement or Section 8A of the Note Purchase Agreement, the Company and the undersigned Holders agree that the Net Cash Proceeds of the Asset Disposition referenced in the news release of the Company dated August 11, 2017, and if any additional funds are required, together with a draw on the Bank Facility, shall be applied to pay, in full, the principal of, and accrued interest and applicable Make-Whole Amount (as defined in the 2008 NPA, as such term is defined below in this Section 4) on, the 6.98% Senior Notes, Series A due August 21, 2018 and the 6.61% Senior Notes, Series B due August 21, 2018 (collectively all such notes are defined as, the “2018 Notes”) outstanding under the Note Purchase Agreements, dated August 21, 2008, to which the Company and the holders of the 2018 Notes are parties (the “2008 NPA”).  If such Net Cash Proceeds exceed the amount required to make full payment of all amounts owing in respect of the 2018 Notes, the excess shall be applied as provided in Section 8A.1(a)(i) of the Note Purchase Agreement as if such excess were Special Prepayment Proceeds in excess of Can.$15,000,000.
5.             PARTIAL PREPAYMENT OF NOTES AND OTHER NOTES MATURING AFTER 2018.
On the Second Amendment Effective Date, the Company shall draw on the Bank Facility and shall apply Can.$85,000,000 from such draw to the prepayment, in part, to the principal and any applicable Make-Whole Amount (as defined herein and in the 2010 NPA Amendment Agreement as hereinafter defined) of all Existing Notes (as defined herein and in the 2010 NPA Amendment Agreement) maturing after December 31, 2018 (the “Post-2018 Notes”), such application to be made ratably in accordance with the respective principal amounts of the Post-2018 Notes.  The partial prepayment of the principal of the Post-2018 Notes shall be made in accordance with Section 8.2 of the Existing Note Purchase Agreement, except that the last three sentences thereof shall not apply.  Two Business Days prior to the Second Amendment Effective Date, the Company shall deliver to each holder of Post-2018 Notes a certificate of a Senior Financial Officer setting forth the principal amount of each Post-2018 Note so to be prepaid, together with interest accrued thereon to the Second Amendment Effective Date and the applicable Make-Whole Amount.  The prepayment pursuant to this Section 5 shall be made immediately after the prepayment of the 2018 Notes required by Section 8.11 hereof, but each shall be made on the Second Amendment Effective Date.  If less than 100% of the Holders execute this Agreement, the Company shall exercise its right to make such prepayment pursuant to Section 8.2 of the Note Purchase Agreement; provided that, as to each Holder that waives the advance notice requirement specified in such Section prior to the Second Amendment Effective Date, the Company shall make such prepayment on the Second Amendment Effective Date.
6.            REPRESENTATIONS AND WARRANTIES
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Representations and Warranties.  The Company hereby represents and warrants to the Holders, as of the Second Amendment Effective Date, as follows:
6.1          List of Subsidiaries.  Annex 1 hereto contains a complete and correct list of the Company’s Subsidiaries as at the Second Amendment Effective Date, showing, as to the Company and each Subsidiary, the correct name thereof, the jurisdiction of its organization, its chief executive office, its predecessor entities in existence as at the date of this Agreement (if applicable), the jurisdictions in which assets owned by such Subsidiary are located, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each Subsidiary.
6.2          Ownership of Subsidiaries.  All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Annex 1 as being owned by the Company and its Subsidiaries as at the Second Amendment Effective Date have been validly issued, are fully paid and nonassessable and are owned by the Company free and clear of any Lien (except as otherwise disclosed in such Annex 1).
6.3          Organization and Qualification.  Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation, partnership, trust or other legal entity and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each of the Company and its Subsidiaries has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement, the Security Documents and the Intercreditor Agreement (collectively, the “Amendment Documents”) to which the Company or any Subsidiary is a party and to perform the provisions hereof and thereof.
6.4          Authorization, Etc.  The Amendment Documents have been duly authorized by all necessary corporate action on the part of the Company and the Subsidiaries party thereto and do not require any registration with, consent or approval of, notice to or action by, any Person (including any Governmental Authority) in order to be effective and enforceable.  The execution and delivery of the Amendment Documents constitute private and commercial acts rather than governmental or public acts of the Company and the Subsidiaries party thereto.  The Amendment Documents constitute the legal, valid, and binding obligations of the Company and the Subsidiaries party thereto, enforceable in accordance with their respective terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
6.5          Compliance with Laws, Other Instruments, etc.  The execution, delivery and performance by the Company and the Subsidiaries party thereto of the Amendment Documents will not (a) contravene, result in any breach of, or constitute a default under or result
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in the creation of any Lien (other than as contemplated by the Note Purchase Agreement) in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, security agreement, deed of trust, loan, purchase or credit agreement, lease, articles or by-laws or the legal equivalent of the foregoing, or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or other Governmental Authority applicable to the Company or any Subsidiary, or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.
6.6          Legal, Valid and Binding Obligations.  Each of this Agreement, the Note Purchase Agreement, the Notes, the Security Documents, the Intercreditor Agreement and each other Financing Document constitutes a legal, valid and binding obligation of the Company and its Subsidiaries party thereto, enforceable against each of them in accordance with its terms.
6.7          No Default or Event of Default.  No Default or Event of Default existed immediately prior to the Second Amendment Effective Date or will exist on such date, immediately after giving effect to this Agreement and all documents referred to in Section 8.
6.8          Valid, Enforceable and Perfected Security Interest.  Each of the Security Documents creates, as security for the obligations under and in respect of the Senior Pro Rata Debt, a valid, enforceable and perfected security interest in and Lien on all of the Collateral subject thereto, superior to and prior to the right of all third Persons (other than Permitted Liens that under applicable law rank in priority thereto) and subject to no other Liens (other than Permitted Liens), in favor of the Collateral Agent, for the benefit of the Holders, the holders of the 2010 Notes and the lenders under the Bank Facility.  No filings or recordings are required in order to perfect the Liens created under any Security Documents except for filings or recordings which have been made or for which arrangements satisfactory to the Required Holders have been made.
6.9          Existing Debt.  Schedule 10.4 attached to Exhibit A to this Agreement sets forth a complete and correct list of all outstanding material Debt of the Company and its Subsidiaries as of September 29, 2017, since which date there has been no adverse Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Debt of the Company or its Subsidiaries.
6.10          Collateral is at least 95% of Consolidated Total Assets.  The Collateral comprises at least 95% of the consolidated total assets of the Company and its Subsidiaries, as reflected on the consolidated balance sheet of the Company and the Subsidiaries as of June 30, 2017.
6.11          List of Material Credit Facilities.  Annex 2 attached hereto lists all Material Credit Facilities in effect on the Second Amendment Effective Date, regardless of whether any Debt is outstanding thereunder on such date.
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7.            SECURITY
7.1          Security on all Assets
(a)          The Notes shall be secured, equally and rateably, by first priority security interests (the “Security”) on, to and against all present and future property, assets and undertaking of the Company and each of its Subsidiaries (collectively, the "Collateral"), subject to the Intercreditor Agreement and to Section 7.2 hereof.
(b)          The Company shall promptly, and in any event within 15 days of the acquisition, creation or existence of any Subsidiary created or acquired after the date hereof, execute and deliver to the Collateral Agent, the Security contemplated hereby in respect of such Subsidiary (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Collateral Agent, acting reasonably).
(c)          Notwithstanding any other provision in this Section 7.1 to the contrary:
(i)          subject to Section 7.1(c)(ii), for so long as a Subsidiary has assets having a fair market value of less than Can.$1,000,000 and carries on no active business, the Company shall not be required to cause such Subsidiary to execute or deliver Security under or in connection with this Agreement; and
(ii)          the Company shall ensure that, at all times, the aggregate fair market value of the assets of all Subsidiaries which have not executed and delivered Security under or in connection with this Agreement as aforesaid is less than Can.$2,500,000.
7.2          Registration and Fixed Charge Security
(a)          The Company shall, at its expense, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the security applicable to it; provided that the Company shall not be obligated to register the Security at any land titles or land registry offices (including the Alberta Land Title Office) or under the Mines and Minerals Act (Alberta) or similar legislation in other jurisdictions except in accordance with Section 7.2(b). The Company shall amend and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect or to preserve the priority established by any prior registration, filing or recording thereof.
(b)          The Company shall, and shall cause its Subsidiaries to, promptly:
(i)          register the Security in all applicable land titles and land registry offices (including the filing of security notices under
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the Mines and Minerals Act (Alberta) and, if applicable, a mortgage or caveat under the Land Titles Act (Alberta), and similar notices, filings or registrations in other jurisdictions); and/or
(ii)          grant to the Collateral Agent fixed charges (in form and substance satisfactory to the Collateral Agent and the Required Holders, acting reasonably) against any or all of its interests in land (including its petroleum and natural gas rights and any fixtures), in each case, as required by the Collateral Agent or the Required Holders, upon the occurrence of an Event of Default.
7.3          Forms
The forms of Security shall have been or be prepared based upon the laws of Canada and Alberta applicable thereto in effect at the date hereof.  The Collateral Agent, shall have the right to require that:
(a)          any such Security be amended to reflect any changes in such laws, whether arising as a result of statutory amendments, court decisions or otherwise, in order to confer upon the Collateral Agent the security interests intended to be created thereby; and
(b)          the Company and its Subsidiaries execute and deliver to the Collateral Agent such other and further debentures, mortgages, trust deeds, assignments and security agreements as may be reasonably required to ensure the Collateral Agent holds, subject to Permitted Liens, first priority security interests on and against all of the property and assets of the Company and its Subsidiaries;
except that in no event shall the Collateral Agent require that the foregoing be effected if the result thereof would be to grant the Collateral Agent greater rights than is otherwise contemplated herein or therein.
7.4          Continuing Security
Each item or part of the Security shall for all purposes be treated as a separate and continuing collateral security and shall be deemed to have been given in addition to and not in place of any other item or part of the Security or any other security now held or hereafter acquired by the Collateral Agent.  No item or part of the Security shall be merged or be deemed to have been merged in or by this Agreement or any documents, instruments or acknowledgements delivered hereunder, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Collateral Agent under any security, instruments or agreements held by it or at law or in equity.
7.5          Release and Discharge of Security
(a)          Subject to the terms of the Intercreditor Agreement, the Company and its Subsidiaries shall not be discharged from the Security or any part thereof, other
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than to the extent that such Security applies to an Asset Disposition permitted pursuant to Section 10.7 of the Note Purchase Agreement (in which case the Security shall, without further action, cease to apply to the subject matter thereof for the benefit of the Holders), except by a written release and discharge signed by the Collateral Agent with the prior written consent of all of the Holders.  If the Notes have been repaid, satisfied and discharged in full, then the Holders’ interest in the Security shall be automatically deemed to be released in accordance with the Intercreditor Agreement, at the expense of the Company.
(b)          The Holders hereby authorize the Collateral Agent, upon the written request of the Company, to:
(i)          take such steps as may be required under the Intercreditor Agreement to release the security interests created by the Security from any property or assets in relation to a Permitted Disposition or to postpone the Security to any Permitted Lien; and
(ii)          execute and deliver such releases, discharges, no-interest letters, agreements or other instruments as may be necessary or reasonably requested by the Company to effect the foregoing or to evidence the foregoing or to evidence the release of any property or assets which are the subject of an Asset Disposition permitted pursuant to Section 10.7 of the Note Purchase Agreement.
7.6          Acknowledgement in Respect of Security
The parties acknowledge that the Security contemplated to be provided herein shall be provided pursuant to the Intercreditor Agreement for the benefit of all holders of Secured Obligations (as defined in the Intercreditor Agreement) and in accordance with the Intercreditor Agreement.
8.             SECOND AMENDMENT EFFECTIVE DATE
This Agreement, including (without limitation) the Amendments, shall become effective as of the date on which all of the following conditions precedent have been satisfied in full (the “Second Amendment Effective Date”):
8.1          Execution and Delivery of this Agreement.  Each of the Required Holders and the Company (collectively the “Parties”) shall have executed and delivered this Agreement and the Parties (or counsel on their behalf) shall have received a counterpart of this Agreement duly executed and delivered by each of the other Parties.
8.2          Intercreditor Agreement and Security Documents.  The Intercreditor Agreement and the Security Documents shall have been executed and delivered by all parties thereto and shall be in form, scope and substance satisfactory to the Required Holders.
8.3          Filings. The Company and the Subsidiaries shall have filed such financing statements under the Personal Property Security Act (Canada) in such appropriate governmental
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offices as shall be required under applicable law to perfect the Lien of the Collateral Agent in all property of the Company and the Subsidiaries that can be perfected by such filings.
8.4          Secretary’s Certificates.  The Company shall have delivered to the Holders a certificate certifying as to the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery by the Company of the Amendment Documents.
8.5          2010 NPA Amendment Agreement.  The Holders shall have received a fully executed copy of a “Second Amendment Agreement to Note Purchase Agreements dated as of May 11, 2010” (the “2010 NPA Amendment Agreement”), substantially similar to this Agreement, in respect of the 2010 Note Agreements, and otherwise in form and substance satisfactory to the Parties, and the 2010 NPA Amendment Agreement shall have been duly executed and delivered by the parties thereto and shall be in full force and effect.
8.6          Bank Facility Amendment.  The Parties shall have received a fully executed copy of an amendment to the Bank Facility (the “Bank Amendment”) in form and substance satisfactory to the Parties, which Bank Amendment shall have been duly executed and delivered by the parties thereto, shall be in full force and effect and shall provide for a Bank Facility Commitment of at least Can.$400,000,000, with an automatic reduction to Can.$330,000,000 upon a disposition of all or substantially all interests of the Company and the Subsidiaries in the Swan Hills Project.
8.7          Lien Searches.  Each Holder shall have received lien search results or other satisfactory confirmation that (a) Liens in favor of the Collateral Agent granted by the Company and each of the Subsidiaries on the Collateral securing the Obligations are perfected in accordance with this Agreement and (b) there are no Liens affecting any of the assets of the Company or the Subsidiaries except for Permitted Liens.
8.8          Representations and Warranties True.  The representations and warranties set forth in Section 6 hereof shall be true and correct on the Second Amendment Effective Date in all respects.
8.9          Opinion of Osler, Hoskin & Harcourt LLP.  The Holders shall have received (a) from Osler, Hoskin & Harcourt LLP, special Canadian counsel to the Obligors, opinions dated the Second Amendment Effective Date in the forms attached hereto as Exhibit B-1 and Exhibit B-2, and (b) from such other local counsel of the Obligors as required by the Required Holders, acting reasonably, a favorable opinion dated the Second Amendment Effective Date, in form, scope and substance satisfactory to the Required Holders, as to such matters as the Required Holders may reasonably request.
8.10          Opinion of Norton Rose Fulbright Canada LLP.  The Holders shall have received from Norton Rose Fulbright Canada LLP, Canadian special counsel to the Holders, a favorable opinion dated the Second Amendment Effective Date, in form, scope and substance satisfactory to the Required Holders, as to such matters as the Required Holders may reasonably request.
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8.11          Repayment of 2008 NPA Notes.  The Company shall have paid all principal of, and accrued interest and applicable Make-Whole Amount (as defined in the 2008 NPA) on, the 2018 Notes, and the holders of the 2008 Notes shall have waived any advance notice of such payment and receipt of any amendment fee.
8.12          Partial Repayment of Post-2018 Notes.  The Company shall have paid Can.$85,000,000 in respect of the principal of and the Make-Whole Amount or 2010 Make-Whole Amount on, the Post-2018 Notes, as applicable, as required by Section 5 hereof, plus interest on such principal amount, provided that, if the last sentence of Section 5 shall be applicable, as to any Holder that has not given the waiver referred to therein, the portion of such amount allocable to such Holder shall have been offered to such Holder in accordance with Section 8.2 of the Existing Note Purchase Agreement and the aggregate amount subject to all such offers shall reduce, dollar for dollar, the amount required to be paid in respect of the Notes on the Second Amendment Effective Date, as set forth above.
8.13          Second Amendment Fee.  Each Holder shall have received from the Company, in immediately available funds, an amendment fee equal to 0.50% of the aggregate outstanding principal amount of the Notes held by such Holder immediately prior to the Second Amendment Effective Date.
8.14          Other Fees.  In accordance with the applicable fee agreements, all documented fees and expenses of [Redacted – Names of Advisors] relating to the transactions contemplated by this Agreement shall have been paid in full.
8.15          Other Proceedings.  All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be in form and substance satisfactory to the Required Holders, and the Holders (or counsel on their behalf) shall have received all such counterparts or certified or other copies of such documents as they may reasonably request.
9.            MISCELLANEOUS
9.1          Full Force and Effect. Subject to the Amendments, the Financing Documents executed prior to the Second Amendment Effective Date and each of the other agreements, documents and instruments executed and/or delivered in connection therewith shall remain in full force and effect.
9.2          Reference to and Effect on the Note Purchase Agreement.  On and after the date hereof, each reference in the Note Purchase Agreement, and in other documents describing or referencing the Note Purchase Agreement, to the “Agreement,” “Note Purchase Agreement,” “hereunder,” “hereof,” “herein,” or words of like import referring to the Note Purchase Agreements shall mean and be a reference to the Existing Note Purchase Agreement as amended hereby.
9.3          Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.
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9.4          Amendment.  No amendment, modification, rescission, waiver or release of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the Company and the Required Holders (or in the case of amendments that require unanimity, all Holders).
9.5          Governing Law.  This Agreement shall be construed and enforced in accordance with, and the rights of the parties hereto shall be governed by, the law of the Province of Alberta and the laws of Canada applicable therein.
9.6          Counterparts.  This Agreement may be executed in any number of counterparts, each executed counterpart constituting an original, but altogether only one instrument.  Delivery of an executed signature page by facsimile or e-mail transmission shall be effective as delivery of a manually signed counterpart of this Agreement.
9.7          Noteholder Representation.  Each beneficial holder of Notes that is a signatory hereto, but is not the registered holder of such Notes, represents and warrants that it has the power and authority to bind such registered holder to this Agreement and the Intercreditor Agreement by its execution hereof and thereof with the same force and effect as if such registered holder had also executed and delivered this Agreement and the Intercreditor Agreement.
[Signature Pages Follow]

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IN WITNESS WHEREOF, the Company and the undersigned Holders have caused this Agreement to be executed and delivered by their respective officer or officers thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

By:	[Signed]
Name:	Christopher G. Webster
Title:	Chief Financial Officer

By:	[Signed]
Name:	Andrew D. Grasby
Title:	Senior Vice President, General Counsel & Corporate Secretary

[REDACTED – NAMES AND SIGNATURES OF HOLDERS]

By:	[Signed]
Name:
Title:

ANNEX 1

LIST OF SUBSIDIARIES

Subsidiary Name	Jurisdiction of Incorporation	Predecessor Entities	Locations of Assets	All Issued and Outstanding Capital
Pengrowth Energy Market Corporation	Alberta	Nil.	Alberta	Share Certificate No. 1 representing 10,000 Common Shares issued to Pengrowth Energy Corporation

ANNEX 2
LIST OF MATERIAL CREDIT FACILITIES

Bank Facility

EXHIBIT A

NOTE PURCHASE AGREEMENT AMENDMENTS

See attached

\~~Composite – Incorporates First Amendment dated December 21, 2016~~\EXECUTION COPY

PENGROWTH ENERGY CORPORATION

U.S. $35,000,000 \~~3.49%~~ \Senior Secured Notes, Series A, due October 18, 2019
U.S. $105,000,000 \~~4.07%~~ \Senior Secured Notes, Series B, due October 18, 2022
U.S. $195,000,000 \~~4.17%~~ \Senior Secured Notes, Series C, due October 18, 2024
£15,000,000 \~~3.45%~~ \Senior Secured Notes, Series D, due October 18, 2019
Can. $25,000,000 \~~4.74%~~\ Senior Secured Notes, Series E, due October 18, 2022
____________________

NOTE PURCHASE AGREEMENT

____________________

Dated as of October 18, 2012

(continued)

		Page
Section 5.19	Environmental Matters	12
SECTION 6. REPRESENTATIONS OF THE PURCHASER		13
Section 6.1	Purchase for Investment	13
Section 6.2	Source of Funds	14
SECTION 7. INFORMATION AS TO THE COMPANY		16
Section 7.1	Financial and Business Information	16
Section 7.2	Officer’s Certificate	19
Section 7.3	Inspection	\~~19~~\20
SECTION 8. PREPAYMENT OF THE NOTES		20
Section 8.1	Required Prepayments	20
Section 8.2	Optional Prepayments	20
Section 8.3	Redemption for Reasons of Taxation	20
Section 8.4	Allocation of Partial Prepayments	21
Section 8.5	Maturity; Surrender, Etc	21
Section 8.6	Purchase of Notes	\~~21~~\22
Section 8.7	Make-Whole Amount	22
Section 8.8	Change in Control	24
SECTION 8A. SPECIAL PREPAYMENT OFFER EVENTS.		25
Section 8A.1	Events Giving Rise to Special Prepayment Offers.	26
Section 8A.2	Prepayment Offers.	27
SECTION 8B. MAKE-WHOLE AMOUNT.		29
SECTION 9. AFFIRMATIVE COVENANTS		\~~25~~\29
Section 9.1	Compliance with Law	\~~25~~\29
Section 9.2	Insurance	\~~26~~\30
Section 9.3	Maintenance of Properties	\~~26~~\30
Section 9.4	Payment of Taxes and Claims	\~~26~~\30
Section 9.5	Legal Existence, Etc	\~~27~~\30
Section 9.6	Nature of Business	\~~27~~\30
Section 9.7	Notes to Rank Pari Passu	\~~27~~\31
Section 9.8	\~~Designation of Restricted Subsidiaries~~	~~27~~\[Intentionally Omitted] 31
Section 9.9	Guaranty by Subsidiaries	\~~27~~\31
Section 9.10	Title, Etc	32
Section 9.11	Further Assurances	33
Section 9.12	Most Favored Lender	33
Section 9.13	Equivalent Consideration	34
SECTION 10. NEGATIVE COVENANTS		\~~29~~\34
Section 10.1	Interest Coverage Ratio	\~~29~~\35

(continued)

Page
Section 10.2	\~~Consolidated Total Debt to Capitalization Ratio~~	~~29~~\[Reserved] 35
Section 10.3	Limitation on Debt	\~~29~~\35
Section 10.4	Limitation on Liens	\~~29~~\36
Section 10.5	Restricted Payments	\~~34~~\39
Section 10.6	Mergers and Consolidations	\~~34~~\40
Section 10.7	Sale of Assets	\~~35~~\41
Section 10.8	Transactions with Affiliates	\~~38~~\41
Section 10.9	Terrorism Sanctions Regulations	\~~38~~\42
SECTION 11. EVENTS OF DEFAULT		\~~38~~\42
SECTION 12. REMEDIES ON DEFAULT, ETC		\~~41~~\44
Section 12.1	Acceleration	\~~41~~\44
Section 12.2	Other Remedies	\~~41~~\45
Section 12.3	Rescission	\~~42~~\45
Section 12.4	No Waivers or Election of Remedies, Expenses, Etc	\~~42~~\45
SECTION 13. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES		\~~42~~\46
Section 13.1	Registration of Notes	\~~42~~\46
Section 13.2	Transfer and Exchange of Notes	\~~42~~\46
Section 13.3	Replacement of Notes	\~~43~~\47
SECTION 14. PAYMENTS ON NOTES		\~~43~~\47
Section 14.1	Place of Payment	\~~43~~\47
Section 14.2	Home Office Payment	\~~44~~\48
Section 14.3	Payment Free and Clear of Taxes	\~~44~~\48
SECTION 15. EXPENSES, ETC		\~~45~~\49
Section 15.1	Transaction Expenses	\~~45~~\49
Section 15.2	Survival	\~~46~~\50
SECTION 16. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE
AGREEMENT		\~~46~~\50
SECTION 17. AMENDMENT AND WAIVER		\~~46~~\50
Section 17.1	Requirements	\~~46~~\50
Section 17.2	Solicitation of Holders of Notes	\~~47~~\51
Section 17.3	Binding Effect, Etc	\~~47~~\51
Section 17.4	Notes Held by Company, Etc	\~~48~~\52
SECTION 18. NOTICES		\~~48~~\52
SECTION 19. REPRODUCTION OF DOCUMENTS		\~~48~~\52
SECTION 20. CONFIDENTIAL INFORMATION		\~~49~~\53
SECTION 21. SUBSTITUTION OF PURCHASER		\~~50~~\53

(continued)

Page
SECTION 22. MISCELLANEOUS		\~~50~~\54
Section 22.1	Currency of Payments, Indemnification	\~~50~~\54
Section 22.2	Time	\~~51~~\55
Section 22.3	Maximum Rate	\~~52~~\55
Section 22.4	Accrual	\~~52~~\56
Section 22.5	Interest Act (Canada)	\~~52~~\56
Section 22.6	Deemed Reinvestment	\~~52~~\56
Section 22.7	Judgment Interest	\~~52~~\56
Section 22.8	Successors and Assigns	\~~52~~\56
Section 22.9	Payments Due on Non-Business Days	\~~52~~\56
Section 22.10	Accounting Terms and Changes to GAAP	\~~53~~\56
Section 22.11	Severability	\~~54~~\58
Section 22.12	Construction	\~~54~~\58
Section 22.13	Counterparts	\~~54~~\58
Section 22.14	Governing Law	\~~54~~\58
Section 22.15	Submission to Jurisdiction	\~~54~~\58
Section 22.16	Exchange Rate	\~~55~~\59

SCHEDULE A	\~~—~~\— Information Relating to Purchasers
SCHEDULE B	\~~—~~\— Defined Terms
EXHIBIT 1\~~-~~\ A	\~~—~~\— Form of 3.49% Senior Note, Series A, due October 18, 2019*
EXHIBIT 1\~~-~~\ B	\~~—~~\— Form of 4.07% Senior Note, Series B, due October 18, 2022*
EXHIBIT 1\~~-~~\ C	\~~—~~\— Form of 4.17% Senior Note, Series C, due October 18, 2024*
EXHIBIT 1\~~-~~\ D	\~~—~~\— Form of 3.45% Senior Note, Series D, due October 18, 2019*
EXHIBIT 1\~~-~~\ E	\~~—~~\— Form of 4.74% Senior Note, Series E, due October 18, 2022*
EXHIBIT 1A-A	— Form of Senior Secured Note, Series A, due October 18, 2019**
EXHIBIT 1A-B	— Form of Senior Secured Note, Series B, due October 18, 2022**
EXHIBIT 1A-C	— Form of Senior Secured Note, Series C, due October 18, 2024**
EXHIBIT 1A-D	— Form of Senior Secured Note, Series D, due October 18, 2019**
EXHIBIT 1A-E	— Form of Senior Secured Note, Series E, due October 18, 2022**
EXHIBIT 2.2	\~~—~~\— Form of Subsidiary Guaranty
EXHIBIT 4.4(a)	\~~—~~\— Form of Opinion of Special Canadian Counsel to the Company and the Subsidiary Guarantors
EXHIBIT 4.4(b)	\~~—~~\— Form of Opinion of Special Counsel to the Purchasers
SCHEDULE 2.2	\~~—~~\— Initial Subsidiary Guarantors
SCHEDULE 5.4	\~~—~~\— Restricted Subsidiaries of the Company and Ownership of
Restricted Subsidiary or Unrestricted Subsidiary Stock
SCHEDULE 5.5	\~~—~~\— Financial Statements
SCHEDULE 5.14	\~~—~~\— Use of Proceeds
SCHEDULE 5.15	\~~—~~ \— Date of Closing Existing Debt
SCHEDULE 5.19	\~~—~~\— Environmental Matters
SCHEDULE 6.1(b)	\~~—~~\— Representation Letter
SCHEDULE 10.4	— Debt existing on the Second Amendment Effective Date
SCHEDULE B-1	— Map of Swan Hills Project

* Form of Note applicable only up to but not including the Second Amendment Effective Date.
**Form of Note applicable from and including the Second Amendment Effective Date.

\~~Pengrowth Energy CorporationNote Purchase Agreement~~\TABLE OF CONTENTS

Page

PENGROWTH ENERGY CORPORATION
2100, 222 Third Avenue S.W.
Calgary, Alberta, Canada T2P \~~0B~~\OB4

U.S. $35,000,000 \ ~~3.49%~~ \Senior Secured Notes, Series A, due October 18, 2019
U.S. $105,000,000 \~~4.07%~~ \Senior Secured Notes, Series B, due October 18, 2022
U.S. $195,000,000 \~~4.17%~~ \Senior Secured Notes, Series C, due October 18, 2024
£15,000,000 \~~3. 45%~~ \Senior Secured Notes, Series D, due October 18, 2019
Can. $25,000,000 \~~4.74%~~ \Senior Secured Notes, Series E, due October 18, 2022

Dated as of

October 18, 2012

To the Purchaser Listed in the attached
Schedule A who is a signatory hereto:

Ladies and Gentlemen:

PENGROWTH ENERGY CORPORATION, a body corporate amalgamated under the laws of the Province of Alberta (the “Company”), hereby agrees with you as follows:

SECTION 1.   AUTHORIZATION OF NOTES.

The Company will authorize the issue and sale of (a) U.S. $35,000,000 aggregate principal amount of its 3.49% Senior Notes, Series A, due October 18, 2019 (the “Series A Notes”), (b) U.S. $105,000,000 aggregate principal amount of its 4.07% Senior Notes, Series B, due October 18, 2022 (the “Series B Notes”), (c) U.S. $195,000,000 aggregate principal amount of its 4.17% Senior Notes, Series C, due October 18, 2024 (the “Series C Notes”), (d) £15,000,000 aggregate principal amount of its 3.45% Senior Notes, Series D, due October 18, 2019 (the “Series D Notes”), and (e) Can. $25,000,000 aggregate principal amount of its 4.74% Senior Notes, Series E, due October 18, 2022 (the “Series E Notes”; the Series A Notes, Series B Notes, Series C Notes, Series D Notes and Series E Notes being hereinafter collectively referred to as the “Notes”, such term to include any such notes issued in substitution therefor pursuant to Section 13 of this Agreement or the Other Agreements (as hereinafter defined)) . The Notes shall be substantially in the form set out in Exhibit 1\~~-~~ \ A, Exhibit 1\~~-~~\ B, Exhibit 1\~~-~~ \ C, Exhibit 1\~~-~~\ D or Exhibit 1\~~-~~\ E, as the case may be, with such changes therefrom, if any, as may be approved by you and the Company. Certain capitalized terms used in this Agreement are defined in Schedule B; references to a “Section,” “Schedule” or an \~~“~~\‘‘ Exhibit” are, unless otherwise specified, to a Section of, or a Schedule or an Exhibit attached to, this Agreement.

SECTION 2.   SALE AND PURCHASE OF NOTES.

Section 2.1 Sale and Purchase of Notes. Subject to the terms and conditions of this Agreement, the Company will issue and sell to you (the “Purchaser”) and you will purchase from the Company, at the Closing provided for in Section 3, Notes in the principal amount and

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

of the same series specified opposite your name in Schedule A at the purchase price of 100% of the principal amount thereof. Contemporaneously with entering into this Agreement, the Company is entering into separate Note Purchase Agreements (the “ Other Agreements”) identical with this Agreement with each of the other purchasers named in Schedule A (the “Other Purchasers”), providing for the sale at such Closing to each of the Other Purchasers of Notes in the principal amount and series specified opposite its name in Schedule A. Your obligation hereunder, and the obligations of the Other Purchasers under the Other Agreements, are several and not joint obligations, and you shall have no obligation under any Other Agreement and no liability to any Person for the performance or nonperformance by any Other Purchaser thereunder.

Section 2.2 Subsidiary Guaranty. Payment by the Company of all amounts due with respect to the Notes shall be absolutely and unconditionally guaranteed by the entities identified on Schedule 2.2 (the “Initial Subsidiary Guarantors”, and together with any additional Subsidiary \~~who~~\that delivers a guaranty \~~pursuant to Section 9.9, the “ Subsidiary Guarantors”) pursuant to a guaranty agreement dated as of the date hereof~~\agreement substantially in the form attached to this Agreement as Exhibit 2.2 (the “Subsidiary Guaranty”) in favor of the holders of the Notes, each, a “Subsidiary Guarantor” and, collectively, the “Subsidiary Guarantors”).

Section 2.3 Release of Subsidiary Guaranties. (a) The holders of the Notes acknowledge and agree that any Subsidiary Guaranty may only be terminated or released as expressly permitted by the terms thereof or upon written request by the Company with the consent of the Required Holders, or upon written request by the Company if all of the Equity Interests held by the Company and the Subsidiaries in the relevant Subsidiary Guarantor are being disposed of as part of a Swan Hills Disposition Event or an Asset Disposition Event, and that such holders will discharge and release any Subsidiary Guarantor from any Subsidiary Guaranty and its obligations under its Security Documents and such Subsidiary Guaranty and obligations shall automatically be terminated and released without any further action being required on the part of any Person; provided that (i) the Company has delivered to the holders of the Notes an Officer’s Certificate certifying that such Subsidiary Guarantor will concurrently be released and discharged as guarantor or other obligor in respect of all Debt pursuant to the Bank \~~Facilities and the Existing Private Placement~~\Facility, any Permitted Refinancing Creditor Documents and the 2010 Note Agreements and that at the time of such release and discharge no Default or Event of Default exists or would exist (including, without limitation, \~~under Sections 10.1, 10.2 and~~\an Event of Default arising as a result of a breach of Section 10. 1 or Section 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder) after giving effect to the termination or release of such guarantor from the applicable Subsidiary Guaranty\~~, (ii) such Officer’s Certificate shall demonstrate in reasonable detail that the Company is in compliance with Section 10.3(b) after giving effect to the termination or release of the applicable Guaranty, and (iii~~\ and Security Documents and (ii) each such guarantor has, concurrently with the delivery of such Officer’s Certificate, delivered to the holders of the Notes a written agreement executed by the applicable guarantor pursuant to which such guarantor agrees that if for any reason whatsoever it thereafter becomes a guarantor or other obligor in respect of any Debt pursuant to \~~any~~\the Bank Facility, any Permitted Refinancing Creditor Documents or \~~any of~~ \the \~~Existing Private Placement~~\2010 Note Agreements, as the case may be, then such guarantor shall contemporaneously provide written notice thereof to the

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

holders of the Notes accompanied by \~~an~~\a duly executed Subsidiary Guaranty and duly executed applicable Security Documents.

(b) The Company agrees that they will not, nor will it permit any Subsidiary or any Affiliate to, directly or indirectly, pay or cause to be paid any consideration or remuneration, whether by way of supplemental or additional interest, fee or otherwise, to any creditor of the Company or any Subsidiary Guarantor as consideration for or as an inducement to the entering into by any such creditor of any release or discharge of any Subsidiary Guarantor with respect to any liability of such Subsidiary Guarantor as an obligor or guarantor under or in respect of Debt of the Company pursuant to \~~any~~\the Bank Facility, any Permitted Refinancing Creditor Document or any of the \~~Existing Private Placement~~\2010 Note Agreements, unless in any such case such consideration or remuneration is concurrently paid, on the same terms, equally and ratably to the holders of all of the Notes then outstanding.

SECTION 3.   CLOSING.1

The sale and purchase of the Notes to be purchased by you and the Other Purchasers shall occur at the offices of Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, at 10:00 a.m. Chicago time, at a closing (the “Closing”) on October 18, 2012. At the Closing, the Company will deliver to you the Notes of the series to be purchased by you in the form of a single Note for each series of the Notes to be purchased by you (or such greater number of Notes in denominations of at least U.S. $500,000, £ 500,000 or Can. $ 500,000, as applicable, as you may request) dated the date of the Closing and registered in your name (or in the name of your nominee), against delivery by you to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company at

(a)          in the case of the U.S. Dollar Notes:

ACCOUNT INFORMATION REDACTED
Destination Bank:

Pay to Bank:

For further credit to:	Pengrowth Energy Corporation 2100 222 3rd Avenue SW Calgary, AB Canada

(b)	in the case of the Pounds Sterling Notes:

[1]	To be consistent with the approach to Section 17, the redacted information would have to be restored.

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

(c)          To the Company’s knowledge after making due inquiry, neither the Company nor any Controlled Entity (i) is under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering crimes under any Applicable Law (collectively, “Anti-Money Laundering Laws”), (ii) has been assessed civil penalties under any Anti-Money Laundering Laws or (iii) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws. The Company has taken reasonable measures appropriate to the circumstances (in any event as required by Applicable Law) to ensure that the Company and each Controlled Entity is in compliance with all applicable current Anti-Money Laundering Laws.

(d)          No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any improper payments to any governmental official or employee, political party, official of a political party, candidate for political office, official of any public international organization or \~~any one~~\anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage in contravention of existing anti-corruption laws. The Company has taken reasonable measures appropriate to the circumstances (in any event as required by Applicable Law) to ensure that the Company and each Controlled Entity is in compliance with all applicable current anti-corruption laws and regulations.

(e)          Neither the Company nor any Controlled Entity (i) is a Person described or designated under the provisions of the Special Economic Measures Act (Canada) or the United Nations Act (Canada), or any associated anti-money laundering and anti-terrorism laws and regulations in effect in Canada (each a “Canadian Sanctions Designated Person”), (ii) knowingly engages in any dealings or transactions with any Canadian Sanctions Designated Person that are restricted or prohibited under the statutes or regulations described in Section 5.16(e)(i), or (iii) knowingly is in possession or control of any property or entity that is owned or controlled by a Canadian Sanctions Designated Person.

Section 5.17 Status under Certain Statutes. Neither the Company nor any Subsidiary is an “investment company” registered or required to be registered subject to regulation under the United States Investment Company Act of 1940, as amended, or is subject to regulation under the United States Federal Power Act, as amended.

Section 5.18 Notes Rank Pari Passu. The obligations of the Company under this Agreement and the Notes rank at least pari passu in right of payment with all other unsecured Senior Debt (actual or contingent) of the Company, including, without limitation, all unsecured Senior Debt of the Company described in Schedule 5.15.

Section 5.19 Environmental Matters. Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company or any of its Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to you in writing on Schedule 5.19:

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

(g)          the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g); or

(h)          the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms “employee benefit plan”, “governmental plan” and “separate account” shall have the respective meanings assigned to such terms in Section 3 of ERISA.

SECTION 7.   INFORMATION AS TO THE COMPANY.

Section 7.1 Financial and Business Information. The Company shall deliver to each holder of Notes that is an Institutional Investor:

(a)          Quarterly Statements \~~—~~\— within 60 days after the end of each quarterly fiscal period in each fiscal year of the Company (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of:

(i) an unaudited consolidated statement of financial position of the Company (on a consolidated basis with respect to the Company and its Subsidiaries) as at the end of such quarter, and

(ii) unaudited consolidated statements of comprehensive income and changes in equity, cash flow and equity of the Company (on a consolidated basis with respect to the Company and its Subsidiaries) for such quarter and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the consolidated financial position of the Company being reported on and the results of operations and cash flows;

(c)           Annual Statements \~~—~~\— within 120 days after the end of each fiscal year of the Company, duplicate copies of,

(i) a consolidated statement of financial position of the Company (ona consolidated basis with respect to the Company and its Subsidiaries), as at the end of such year, and

(ii) consolidated statements of comprehensive income and changes in equity, cash flow and equity of the Company (on a consolidated basis with respect to the Company and its Subsidiaries), for such year,

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by a report thereon of a firm of independent chartered accountants of recognized international standing selected by the Company to the effect that such financial statements present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries and their consolidated results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards and included such tests of the accounting records and such other auditing procedures as said accountants deemed necessary in the circumstances;

(d)          Alberta Securities Commission and Other Reports \~~—~~\— promptly upon their becoming available, one copy of (i) each financial statement sent by the Company or any\ ~~Restricted~~\ Subsidiary to securities holders generally, and (ii) each regular or material periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each prospectus and all amendments thereto filed by the Company or any\ ~~Restricted~~\ Subsidiary with any securities commission, including, without limitation, the Alberta Securities Commission or the United States Securities and Exchange Commission or any successor agency to any of the foregoing or any other Canadian or United States Federal or state or provincial securities regulatory authority or with any Canadian or United States stock exchange and of all press releases and other statements made available generally by the Company or any\ ~~Restricted~~\ Subsidiary to the public concerning developments that are Material, with such documents being deemed delivered upon filing on SEDAR or EDGAR and on its homepage on the worldwide web (at the date of this Agreement located at: http//www.pengrowth.com) and shall have, in the case of clause (i) above, given each holder of the Notes notice on a timely basis of such availability on SEDAR or EDGAR, as the case may be, and on its home page in connection with each such delivery;

(e)          Notice of Default or Event of Default \~~—~~\— promptly, and in any event within five days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto;

(f)           ERISA Matters \~~—~~\— promptly, and in any event within five days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company or an ERISA Affiliate proposes to take with respect thereto:

(i) with respect to any Plan, any reportable event, as defined in section 4043(\~~b~~\c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

(ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii) any event, transaction or condition that could result in the incurrence of any liability by the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

(g)          Notices from Governmental Authority \~~—~~\— promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Company or any\ ~~Restricted~~\ Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(h)          \~~Current Reserve Reports —~~\Annual Financial Forecast — upon such Institutional Investor’s request (which may be given at any time and may state that it applies at all times until revoked), concurrently with the delivery of the annual financial statements of the Company pursuant to Section 7.1(b), a \~~Current Reserve Report; provided that such Current Reserve Report shall only be delivered if, and only for so long as, the Company is not a reporting issuer or a public reporting company under the rules of either the Alberta Securities Commission or the United States Securities and Exchange Commission~~\copy of its annual financial forecast for its then current fiscal year (including particulars on a monthly basis) in a form and containing such information as may be required by the Required Holders, acting reasonably;

(i)          Engineering Report - upon such Institutional Investor’s request (which may be given at any time and may state that it applies at all times until revoked), concurrently with the delivery of the annual financial statements of the Company pursuant to Section 7.1(b), an Engineering Report, effective as of the immediately preceding December 31, prepared by an Independent Engineer, together with the lease operating statements of the Company and its Subsidiaries for the immediately preceding 12 months, in each case in a form and containing such information as may be required by the Required Holders, acting reasonably;

(j)          Budget - upon such Institutional Investor’s request (which may be given at any time and may state that it applies at all times until revoked), concurrently with the delivery of the annual financial statements of the Company pursuant to Section 7.1(b), a copy of its consolidated operating and capital budget for its then current fiscal year (including budget particulars on a quarterly basis), approved by the board of directors of the Company, in a form and containing such information as may be required by the Required Holders, acting reasonably;

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

(k)           Amendments - a true and complete copy of each material amendment, modification or restatement of (for certainty, including any renewal or extension), and any material waiver or consent under, the Bank Facility, any documents relating to Subordinated Debt or any Permitted Refinancing Creditor Document within 5 Business Days after any such amendment, modification, restatement, renewal, or extension is made or entered into, or any such waiver or consent thereunder is given;

(l) \~~(h) Company Financial Statements — if and for so long as the Company and its Restricted Subsidiaries on a consolidated basis (but excluding Unrestricted Subsidiaries) contribute in the aggregate less than 90% of the consolidated revenue of the Company and its Subsidiaries on a consolidated basis, then the Company shall be required, within the respective periods provided in Sections 7.1(a) and 7.1(b), to provide consolidated financial statements of the Company and its Restricted Subsidiaries on a consolidated basis pursuant to Sections 7.1(a) and 7.1(b), without taking into consideration the financial statements pertaining to the Company and its Subsidiaries on a consolidated basis, together with a table reflecting eliminations or adjustments required to reconcile such financial statements to the financial statements of the Company and its Subsidiaries on a consolidated basis, with the effect and result that financial terms and definitions used in determining compliance with financial covenants herein contained shall be reported on the basis of financial statements pertaining to the Company and its Restricted Subsidiaries only (excluding Unrestricted Subsidiaries), rather than the Company and its Subsidiaries on a consolidated basis; and~~\Swap Policies - unless detailed in the financial statements furnished pursuant to Section 7 .1(b), concurrently with furnishing such financial statements, a report detailing the Company's current hedging policies (approved by the board of directors of the Company) and the status of all outstanding Swap Contracts, including, inter alia, detailing the mark-to -market value of all outstanding swaps thereunder, such report to be in a form and containing such information as may be required by the Required Holders, acting reasonably; and

(m) \~~(i)~~ \Requested Information \~~—~~\— with reasonable promptness, such other data and information relating to the business, operations, financial condition, assets or properties of the Company or any\ ~~Restricted~~\ Subsidiary or relating to the ability of the Company to perform its obligations \~~hereunder and~~ \under the \~~Notes~~\ Financing Documents as from time to time may be reasonably requested by any such holder of Notes, including without limitation, such information as is required by SEC Rule 144A under the Securities Act to be delivered to any prospective transferee of the Notes.

Section 7.2 Officer’s Certificate. Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) hereof shall be accompanied by a certificate of a Senior Financial Officer setting forth:

(a)          Covenant Compliance \~~— (i)~~\— the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Sections 10.1 through 10.5 hereof and any Additional Provision, inclusive, during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections or Additional Provision, and the calculation of the amount, ratio or percentage then in existence)\~~, and (ii) a~~

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

~~statement confirming and, in connection with financial statements delivered pursuant to Section 7.1(b), the information (including detailed calculations) required in order to establish whether the Company and its Restricted Subsidiaries on a consolidated basis (but excluding Unrestricted Subsidiaries) contribute in the aggregate 90% or more of the revenue of the Company and its Subsidiaries on a consolidated basis; and~~\;

(b)          Event of Default \~~—~~\— a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and the\ ~~Restricted~~\ Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any\ Restricted\ Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company or any\ ~~Restricted~~\ Subsidiary, as the case may be, shall have taken or proposes to take with respect thereto; and

(c)          Asset Dispositions and Special Prepayment Offer Events – a description in reasonable detail of (i) each Asset Disposition (including, without limitation, a Swan Hills Disposition Event but excluding Permitted Dispositions) and the Net Cash Proceeds derived therefrom (including a break-down, in reasonable detail, of all costs and expenses actually incurred by the Company in connection therewith) and (ii) each Special Prepayment Offer Event, in each case that has occurred (specifying the Net Cash Proceeds received in respect thereof or, in the case of a Bank Commitment Reduction Event, the amount of the reduction) from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate.

Section 7.3 Inspection. The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a)          No Default \~~—~~\— if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the finances and accounts of the Company and the\ ~~Restricted~~\ Subsidiaries with the Company’s officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent chartered accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company and the\ ~~Restricted~~\ Subsidiaries, all at such reasonable times and as often as may be reasonably requested in writing; and

(b)          Default \~~—~~\— if a Default or Event of Default then exists, at the expense of the Company, to visit and inspect any of the offices or properties of the Company and the\ ~~Restricted~~\ Subsidiaries, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective finances and accounts with their respective officers and independent chartered accountants (and by this provision the Company ~~\and the Company authorize\~~authorizes said accountants to discuss the

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

finances and accounts of the Company and the\ ~~Restricted~~\ Subsidiaries), all at such times and as often as may be requested.

SECTION 8.   PREPAYMENT OF THE NOTES.

Section 8.1 Required Prepayments. No regular scheduled payment of the principal of the Notes of any series is required prior to the date of its maturity.

Section 8.2 Optional Prepayments. The Company may, at its option, upon notice provided below, prepay at any time all, or from time to time any part of, the Notes in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding, at 100% of the principal amount so prepaid, together with interest accrued thereon to the date of such prepayment, plus the Make-Whole Amount determined for the prepayment date with respect to such principal amount. The Company will give each holder of Notes written notice of each optional prepayment under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.4), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall also be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to any prepayment pursuant to this Section 8.2, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

Section 8.3 Redemption for Reasons of Taxation. If in the good faith opinion of the Board of Directors of the Company (which determination shall be accompanied by a written opinion of an independent tax counsel of recognized national standing to the same such effect), the Company would be obligated to pay a Tax Indemnity Amount greater than 5% of any interest payment in respect of the applicable series of Notes pursuant to Section 14.3 as a result of a change of tax law after the date of this Agreement, then and in such event, but only in such event, on the occasion of any payment pursuant to Section 14.3, the Company may, by giving written notice to each holder of the applicable series of Notes not less than 30 days nor more than 60 days before the date fixed for a prepayment pursuant to this Section 8.3, prepay all (but not less than all) of the applicable series of outstanding Notes with respect to which any such amounts will be payable by payment of 100% of the principal amount of the Notes and accrued interest thereon to the date of such prepayment, together with any amount then due and owing pursuant to Section 14.3, but without premium. At any time on or after the date on which any holder of the Notes receives notice pursuant to this Section 8.3 that the Company intends to prepay the applicable series of Notes held by such holder pursuant to this Section 8.3, but not less than two Business Days prior to the date scheduled for such prepayment, such holder may, by notice delivered to the Company in the manner provided in Section 18, irrevocably waive any and all right to any payment of any additional amounts the Company would become obligated to pay under Section 14.3 as a result of any deduction or withholding which would be required with respect to any Relevant Tax, such waiver to be effective as of the date of delivery by the Company of such notice of prepayment and to survive termination of this Agreement and

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“Reinvestment Yield” means, with respect to the Called Principal of any Pounds Sterling Note, the sum of (x) 0.50% plus (y) the yield to maturity implied by (i) the yields reported as of 10:00 A.M. (London time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PXUK” (or such other display as may replace Page PXUK) on Bloomberg Financial Markets (“Bloomberg”) for the then most actively traded, on the run UK Gilt securities (the “Reference Stock”) having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date or (ii) if (a) Page PXUK (or such other display as may replace Page PXUK) is not published on that day, or (b) there is a manifest error in the displayed figures or (c) the calculation in Page PXUK ceases to be in keeping with the Formula for the Calculation of Redemption Yields indicated in the United Kingdom Debt Management Office notice entitled “Formulae for Calculating Gilt Prices from Yields”, page 4, Section One: Price/Yield Formulae “Conventional Gilts: Double-dated and Undated Gilts with assumed (or Actual) Redemption on a Quasi-Coupon Date” published on June 8, 1998, as supplemented, amended or replaced from time to time (the “Formula”), then the gross redemption yield calculated on the basis of the arithmetic mean (to three decimal places 0.0005 rounded down) of the mid -market price for the Reference Stock on a dealing basis by three authorized leading market makers in the gilt-edged market as at or about 11:00 a.m. London time on the second Business Day preceding the Settlement Date according to the Formula.

“Reinvestment Yield” means, with respect to the Called Principal of any Cdn. Dollar Note, the sum of (x) 0.50% plus (y) (i) the yield to maturity, as of 10:00 a.m. (New York City time) on the third Business Day preceding the Settlement Date with respect to such Called Principal, as provided by two major Canadian investment dealers designated by the holders of at least 51% in principal amount of the Cdn. Dollar Notes (the “Designated Investment Dealers”), for a non-callable Government of Canada bond in Cdn. Dollars having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the average of the yields for such securities as determined by the Designated Investment Dealers.

In the case of each determination under clause (i) or (ii), as the case may be, of the preceding paragraph, such implied yield will be determined, if necessary, by interpolating linearly between (1) the non-callable Government of Canada bond in Cdn. Dollars with the maturity closest to and greater than the Remaining Average Life of such Called Principal and (2) the non-callable Government of Canada bond in Cdn. Dollars with the maturity closest to and less than the Remaining Average Life of such Called Principal. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Cdn. Dollar Note.

“Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (a) such Called Principal into (b) the sum of the products obtained by multiplying (i) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (ii) the number of years (calculated to the nearest one-twelfth year) that will elapse

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(e)          Officer’s Certificate. Each offer to prepay the Notes pursuant to this Section 8.8 shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying: (i) the Proposed Prepayment Date; (ii) that such offer is made pursuant to this Section 8.8; (iii) the principal amount of each Note offered to be prepaid; (iv) the interest that would be due on each Note offered to be prepaid, accrued to the Proposed Prepayment Date; (v) that the conditions of this Section 8.8 have been fulfilled; and (vi) in reasonable detail, the nature and date or proposed date of the Change in Control.

(f)           Certain Definitions. “Change in Control” shall be deemed to have occurred if any person (as such term is used in Section 13(d) and Section 14(d)(2) of the Exchange Act as in effect on the date of the Closing) or related persons constituting a group (as such term is used in Rule 13d-5 under the Exchange Act) (in any such case, the “Acquiror” or the “Acquirors”):

(i) become the “beneficial owners” (as such term is used in Rule 13d-3 under the Exchange Act as in effect on the date of the Closing), directly or indirectly of more than 50% of the Equity Interests of the Company; or

(ii) acquire after the date of the Closing, the power to elect, appoint or cause the election or appointment of at least a majority of the members of the board of directors (or the legal equivalent thereof) of the Company.

(g)          All calculations contemplated in this Section 8.8 involving the capital stock of any Person shall be made with the assumption that all convertible Securities of such Person then outstanding and all convertible Securities issuable upon the exercise of any warrants, options and other rights outstanding at such time were converted at such time and that all options, warrants and similar rights to acquire shares of capital stock of such Person were exercised at such time.

SECTION 8A.  SPECIAL PREPAYMENT OFFER EVENTS.

Section 8A.1    Events Giving Rise to Special Prepayment Offers. Upon the occurrence of any of the following events (collectively, the “Special Prepayment Offer Events”) occurring after the Second Amendment Effective Date (except as provided in Section 8A.1(b), the Company shall make an offer to prepay the Notes in accordance with the terms and pursuant to the mechanics set forth in Section 8A.2 hereof:

(a)          subject to compliance with Section 10.7, receipt by the Company or any Subsidiary of any Special Prepayment Proceeds (whether such proceeds are received in one installment or a series of installments, regardless of when received):

(i)  in respect of any Asset Disposition to be effected in one transaction or a series of related transactions, if the aggregate Special Prepayment Proceeds to be received under the relevant contract or contracts (regardless of whether such proceeds are payable in one or more installments) is in excess of Can.$15,000,000 (or its equivalent in other currencies), provided that this clause (i) shall not apply to (A) a Permitted Disposition or (B) a Swan Hills Disposition Event, or

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(ii) in excess of Can.$15,000,000 (or its equivalent in other currencies) during (A) the period from the Second Amendment Effective Date to March 31, 2019 and (B) any period of 12 consecutive months ending on or after March 31, 2020, arising from any one or more Asset Dispositions (regardless of whether such Asset Dispositions are consummated during such period); provided that this clause (ii) shall not apply to (1) a Permitted Disposition, (2) a Swan Hills Disposition Event or (3) an Asset Disposition referred to in the foregoing clause (i), any such receipt of Net Cash Proceeds referred to in the foregoing clauses (i) and (ii) being an “Asset Disposition Event” and the time of occurrence thereof being (x) in the case of the foregoing clause (i) receipt of any such Net Cash Proceeds, regardless of amount and (y) in the case of the foregoing clause (ii), the time that the Net Cash Proceeds so received exceeds the amount specified in such clause;

(b)          subject to compliance with Section 10.7, receipt by the Company or any Subsidiary, regardless if such receipt was prior to, on or after the Second Amendment Effective Date, of any Special Prepayment Proceeds (whether such proceeds are received in one installment or a series of installments) attributable to the Swan Hills Deposit Amount or arising from an Asset Disposition by the Company or any Subsidiary of all or part of the Swan Hills Project in one or more transactions (a “Swan Hills Disposition Event”);

(c)          a reduction in the Bank Facility Commitment, excluding any such reduction arising from (i) any refinancing of the Bank Facility with Permitted Refinancing Debt so long as the Permitted Refinancing Debt has a commitment amount that is no less than the Bank Facility Commitment at the time of such refinancing and the conditions for borrowing thereunder are no more onerous to the Company and the Subsidiaries than those in effect under the Bank Facility immediately prior to such refinancing, (ii) any one or more Swan Hills Disposition Events (but only up to an aggregate reduction in the Bank Facility Commitment of Can.$70,000,000 ) (or its equivalent in other currencies) or (iii) a Subordinated Debt Event (but only up to an aggregate reduction in the Bank Facility Commitment equal to the ratable share of the Net Special Prepayment Proceeds attributable thereto allocated to the Bank Facility Commitment) (a “Bank Commitment Reduction Event”); or

(d)          the issuance of Subordinated Debt by the Company or any Subsidiary, unless the Required Holders and the requisite percentage of holders of notes outstanding under the 2010 Note Agreements have given written notice to the Company, prior to such issuance, that such issuance will not constitute a Special Prepayment Offer Event (a “Subordinated Debt Event”).

Section 8A.2    Prepayment Offers.

(a)          If a Special Prepayment Offer Event occurs, the Company shall give written notice of such Special Prepayment Offer Event to each registered holder of Notes within two Business Days after the occurrence thereof (except in the case of a Special Prepayment Offer Event occurring before the Second Amendment Effective Date in which event such notice shall be given on such date), describing such Special Prepayment Offer Event in reasonable detail. Such notice shall contain and constitute an offer to prepay the Notes as provided in Section 8A.2(b).

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(b)          The offer to prepay Notes contemplated by Section 8A.2(a) shall be an offer to prepay, in accordance with this Section 8A.2, a principal amount of Notes determined as provided in Sections 8A.2(e) and 8A.2(f) on one of two dates specified in such offer, the first of which shall be the second Business Day after the Initial Acceptance Date (the “Initial Special Offer Prepayment Date”) and the second of which shall be the second Business Day after the Delayed Acceptance Date (the “Delayed Special Offer Prepayment Date”). Such offer shall also specify (i) the principal amount of Debt outstanding under the Bank Facility paid or to be paid in connection with such Special Prepayment Offer Event and (ii) the principal amount of each Note and 2010 Note offered to be paid on the Initial Special Offer Prepayment Date or the Delayed Special Offer Prepayment Date, as the case may be, and shall state that such principal amount, the Make-Whole Amount (determined consistently with Section 8B) payable in respect thereof and interest accrued on such principal amount will be paid (x) on the Initial Special Offer Prepayment Date for all holders of Notes that accept such offer on or prior to the fifth Business Day after the date of such offer (the “Initial Acceptance Date”) and (y) on the Delayed Special Offer Prepayment Date for all holders of Notes that either accept such offer on or prior to the 20th business day after the date of such offer (the “Delayed Acceptance Date”) or fail to respond to such offer prior to such date.

(c)          A holder of Notes may accept or reject the offer to prepay made pursuant to this Section 8A.2 by causing a notice of such acceptance to be delivered to the Company not later than the Delayed Acceptance Date. A failure by a holder of Notes to respond to an offer of prepayment made pursuant to this Section 8A.2 shall be deemed to constitute an acceptance of such offer.

(d)          Prepayment of the Notes to be prepaid pursuant to this Section 8A.2 shall be at 100% of the principal amount to be prepaid, together with interest on such principal amount and the Make-Whole Amount (determined consistently with Section 8B) determined for the Initial Special Offer Prepayment Date.

(e)           Except as provided in Section 8A.2(f), in the event any Special Prepayment Offer Event occurs, the Company shall apply the Net Special Prepayment Proceeds from such Special Prepayment Offer Event to prepay, or to offer to prepay, as applicable, to the extent of such proceeds and in accordance with the Intercreditor Agreement and this Section 8A.2(e), the principal amount of Senior Pro Rata Debt outstanding on the date on which such Special Prepayment Offer Event occurs, together with, in the case of the Notes and the 2010 Notes, the Make-Whole Amount (determined consistently with Section 8B) and the 2010 Make-Whole Amount, respectively, owing in respect of any such prepayment. In addition, the Company shall pay accrued interest on the principal amount so paid on the date of any such prepayment. A Ratable Amount shall be allocable to the Notes and such Ratable Amount shall be allocated among all of the Notes outstanding on the second Business Day preceding the Initial Special Offer Prepayment Date (without regard to series) pro rata in accordance with the principal amount of each Note outstanding on such Business Day. The amount so allocated to any Note shall be applied to the prepayment of principal of such Note to the maximum extent possible (but rounded to the nearest 1,000 U.S. Dollars, Pounds Sterling or Cdn. Dollars, as applicable) so that the remaining portion of such amount is sufficient to pay the Make-Whole Amount (determined

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consistently with Section 8B) due on the prepaid principal amount of such Note. For the avoidance of doubt, the amount so allocated shall not be applied to the payment of interest payable in connection with such offer, which interest shall be paid by the Company with other funds.

(f)
(i) In the event of a Bank Commitment Reduction Event, the entire amount of the Net Special Prepayment Proceeds shall be applied to an offer to prepay the Notes and the 2010 Notes in accordance with this Section 8A.2 determined as if Senior Pro Rata Debt (as used in the definition of “Ratable Amount”) included only the Notes and the 2010 Notes.

(ii) In the event of a Swan Hills Disposition Event, the Net Special Prepayment Proceeds arising therefrom shall be applied first, to repay the Priority Amount and second, to an offer to prepay the Notes and the 2010 Notes in accordance with this Section 8A.2 determined as if Senior Pro Rata Debt (as used in the definition of “Ratable Amount”) included only the Notes and the 2010 Notes.

(iii) In the event that the portion of any Net Special Prepayment Proceeds allocable to any Senior Pro Rata Debt (other than the Notes) exceeds the outstanding principal amount thereof, such excess shall be applied to a prepayment of the Notes, ratably in accordance with the respective principal amounts thereof.

(g)          Notwithstanding Section 8.7, in calculating the Make-Whole Amount payable in respect of the principal amount of any Notes to be prepaid on either an Initial Special Offer Prepayment Date or a Delayed Special Offer Prepayment Date in respect of a Special Prepayment Offer Event, in both cases the “Settlement Date” shall mean, with respect to the Called Principal of any Note, the Initial Special Prepayment Offer Date.

(h)         Notwithstanding any provision in this Section 8A, if the Company makes an offer to repay, redeem or purchase the Notes as set forth in this Section 8A and some or all of the holders do not accept such offer, the Company may use the remaining amounts that were otherwise allocated to fund such unaccepted offer to do any one or more of the following in its discretion: (A) prepay the Notes on a pro rata basis in accordance with Section 8.2, (B) make a non-permanent repayment of any borrowing under the Bank Facility, and (C) use such amounts for its general corporate purposes.

SECTION 8B.  MAKE-WHOLE AMOUNT.

Notwithstanding any other provision of this Agreement:

(a)          any reference to “interest” in Section 8.7 shall continue to refer to interest at the applicable Original Coupon;

(b)          any Make-Whole Amount payable pursuant to this Agreement shall be computed on the basis that the applicable Original Coupon continues to apply to the Notes; and

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(c)           under no circumstances shall the Applicable Rate be used in any computation of the Make-Whole Amount.

SECTION 9.   AFFIRMATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

Section 9.1 Compliance with Law. (a) The Company will, and will cause each\ ~~Restricted~~\ Subsidiary (and, with respect to the laws and regulations that are referred to in Section 5.16, each Controlled Entity) to, comply with all laws, ordinances or governmental rules or regulations to which each of them or the Collateral is subject, including, without limitation, ERISA and Applicable Laws in respect of Non-U.S. Pension Plans, the USA Patriot Act, all Environmental Laws and the other laws and regulations that are referred to in Section 5.16, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Without limiting Section 9.1(a), the Company will not, and will not permit any\ ~~Restricted~~\ Subsidiary, to take any action that would cause any supplemental pension plan, any employee pension arrangement or any employee benefit plan maintained by it to be terminated in a manner which could reasonably be anticipated to result in the imposition of a Material Lien on any property of the Company or any\ ~~Restricted~~\ Subsidiary pursuant to any Canadian federal or provincial law, nor will the Company permit any\ ~~Restricted~~\ Subsidiary to withdraw from any multiemployer plan if, in any such case, such termination or withdrawal would result in the occurrence of an Event of Default under Section 11(k).

Section 9.2 Insurance. The Company will, and will cause each\ ~~Restricted~~\ Subsidiary to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated, except where the failure to maintain any such insurance could not reasonably be expected to have a Material Adverse Effect.

Section 9.3 Maintenance of Properties. The Company will, and will cause each\ ~~Restricted~~\ Subsidiary to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times; provided that this Section 9.3 shall not prevent the Company or any\ ~~Restricted~~\ Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance

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could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 9.4 Payment of Taxes and Claims. The Company will, and will cause each\ ~~Restricted~~\ Subsidiary to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any\ ~~Restricted~~\ Subsidiary; provided that neither the Company nor any\ ~~Restricted~~\ Subsidiary need pay any such tax or assessment or claims if (a) the amount, applicability or validity thereof is contested by the Company or such \ ~~Restricted~~ \Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or a \~~Restricted~~ \Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company or such\ ~~Restricted~~\ Subsidiary or (b) the nonpayment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.

Section 9.5 Legal Existence, Etc. Subject to Section 10.6, the Company will at all times preserve and keep in full force and effect its legal existence. Subject to Sections 10.6 and 10.7, the Company will at all times preserve and keep in full force and effect the legal existence of each\ ~~Restricted~~\ Subsidiary (unless merged into the Company or another \~~Restricted~~ \Subsidiary) and all rights and franchises of the Company and the\ ~~Restricted~~\ Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such legal existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

Section 9.6 Nature of Business. Neither the Company nor any\ ~~Restricted~~\ Subsidiary will engage in any business if, as a result, the general nature of the business, taken on a consolidated basis, which would then be engaged in by the Company and the\ ~~Restricted~~\ Subsidiaries would be substantially changed from its business relating to the development, production, processing and transportation of hydrocarbons.

Section 9.7 Notes to Rank Pari Passu. \~~The~~\Prior to the Second Amendment Effective Date, the Notes and all other obligations of the Company under this Agreement \~~are and~~\ were at all times \~~shall remain~~ \direct and unsecured obligations of the Company ranking pari passu as against the assets of the Company with all other present and future unsecured Senior Debt (actual or contingent) of the Company\ ~~or in each case its permitted successors or assigns pursuant to Section 10.6(c) or Section 10.6(d)\~~ . The Company shall ensure that, from and after the Second Amendment Effective Date, the Notes and all other obligations of the Company under this Agreement and the other Financing Documents are and at all times remain direct and secured obligations of the Company ranking at least pari passu, subject to the terms of the Intercreditor Agreement, as against the assets of the Company with all other present and future secured Senior Debt (actual or contingent) of the Company.

Section 9.8 \~~Designation of Restricted Subsidiaries. The Company may designate or redesignate any Unrestricted Subsidiary as a Restricted Subsidiary and may designate or~~

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~~redesignate any Restricted Subsidiary as an Unrestricted Subsidiary; provided that: (a) the Company shall have given not less than 10 days’ prior written notice to the holders of the Notes that a Senior Financial Officer has made such determination, (b) immediately after giving effect to the designation or redesignation, as the case may be, no Default or Event of Default would exist, (c) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and after giving effect thereto, such Unrestricted Subsidiary so designated shall not, directly or indirectly, own any Debt (other than Debt that could at the time of such designation be incurred within the limitations of this Agreement) or capital stock of the Company or any Restricted Subsidiary, (d) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary and after giving effect thereto, all existing Priority Debt of such Restricted Subsidiary so designated shall be permitted within the limitations of Section 10.3(b) and all existing Liens of such Restricted Subsidiary so designated shall be permitted within the applicable limitations of Section 10.4, notwithstanding that any such Priority Debt or Lien existed as of the date of Closing, (e) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, such Restricted Subsidiary shall not at any time after the date of this Agreement have previously been designated as an Unrestricted Subsidiary more than once, and (f) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary, such Unrestricted Subsidiary shall not at any time after the date of this Agreement have previously been designated as a Restricted Subsidiary more than once.~~\[Intentionally Omitted].

Section 9.9 Guaranty by Subsidiaries. The Company will cause each Subsidiary \~~which delivers a Guaranty in respect of, or becomes an obligor under, the Company’s Bank Facilities or any Existing Private Placement Note Agreement to concurrently enter into a Subsidiary Guaranty, and within three Business Days thereafter~~\ to be a Subsidiary Guarantor and a Grantor on or prior to the Second Amendment Effective Date or, if later, the date it becomes a Subsidiary, and, at the time it becomes a Subsidiary Guarantor and a Grantor, deliver to each of the holders of the Notes the following items, it being understood that any such Subsidiary \~~Guaranty~~\ Guarantor may be released from its obligations on its Subsidiary Guaranty and the applicable Security Documents in accordance with the provisions of Section 2.3(a):

(a)          an executed counterpart of \~~such~~\a Subsidiary Guaranty \~~or joinder agreement in respect of an existing Subsidiary Guaranty, as appropriate, and pari passu Liens, if any, as granted by such Subsidiary under the Bank Facilities~~\and the applicable Security Documents;

(b)          a certificate signed by a Responsible Officer of such Subsidiary representing and warranting that:

(i) the Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and is duly qualified as an extra-provincial or a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Subsidiary has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver \~~the~~\such

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Subsidiary Guaranty and the applicable Security Documents, and to perform the provisions thereof\~~,~~\;

(ii) \~~the~~\such Subsidiary Guaranty \~~has~~\and the applicable Security Documents have been duly authorized by all necessary corporate action on the part of the Subsidiary, and \~~constitutes a~~\constitute legal, valid and binding \~~obligation~~\obligations of the Subsidiary enforceable against the Subsidiary in accordance with \~~its~~\their respective terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law)\~~,~~\;

(iii) the execution, delivery and performance by the Subsidiary of \~~the~~\such Subsidiary Guaranty and the applicable Security Documents will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws or the legal equivalent of the foregoing or any other agreement or instrument to which the Subsidiary is bound or by which the Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Subsidiary, or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Subsidiary\~~,~~\; and

(iv) no consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Subsidiary of \~~the~~\such Subsidiary Guaranty and the applicable Security Documents;

(c)          such documents and evidence with respect to such Subsidiary as the Required Holders may reasonably request in order to establish the existence and good standing of such Subsidiary and the authorization of the transactions contemplated by such Subsidiary Guaranty and the applicable Security Documents; and

(d)          an opinion of counsel reasonably satisfactory to the Required Holders to the effect that (i) such Subsidiary Guaranty \~~has~~\and the applicable Security Documents have been duly authorized, executed and delivered and \~~constitutes~~\constitute the legal, valid and binding \~~contract~~\contracts and \~~agreement~~\agreements of such Subsidiary enforceable in accordance with \~~its~~\their terms, except as \~~an enforcement of~~ \such \~~terms~~\enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium \~~and~~\or other similar laws affecting the enforcement of creditors’ rights generally and \~~by~~\(B) general \~~equitable~~ \principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), (ii) the applicable Security Documents create a valid security interest or a valid floating charge, as applicable, in favor of the Collateral Agent in the Collateral in which the relevant

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Subsidiary has rights and (iii) registration has been made in all public offices required to perfect such security interest and to cause such floating charge to be registered at the applicable personal property registry to the extent possible.

Section 9.10 Title, Etc. The Company will, and will cause each Subsidiary Guarantor, as applicable, to, maintain good, marketable and insurable title to, or other valid leasehold interests in, the Collateral described in the Security Documents, subject to Permitted Liens, and shall at all such times warrant and defend the title to such property and Collateral against all claims that do not constitute Permitted Liens.

Section 9.11 Further Assurances. The Company will, and will cause each of the Subsidiary Guarantors, as applicable, to, promptly upon request by the Collateral Agent on behalf of the Secured Parties, (a) correct any material defect or error that may be discovered in any Financing Document or in the execution, acknowledgment, filing or recordation thereof, and (b) execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the Collateral Agent, may reasonably request from time to time in order to (i) carry out more effectively the purposes of the Security Documents, (ii) to the fullest extent permitted by applicable law, subject any Obligor’s properties, assets, rights or interests to the Liens now or hereafter created by any of the Security Documents, (iii) perfect and maintain the validity, effectiveness and priority of any of the Security Documents and any of the Liens created thereunder and (iv) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights now or hereafter granted to the Secured Parties under any Financing Document or under any other instrument executed in connection with any Financing Document to which any Obligor is a party from time to time.

Section 9.12 Most Favored Lender. If, at any time after the Second Amendment Effective Date, any Material Credit Facility shall be entered into or amended so that it includes any covenant, any event of default (whether set forth as a covenant, undertaking, event of default, restriction, prepayment event or other such provision) or prepayment right not set forth herein or that would be more beneficial to the holders of the Notes than any analogous provision contained in this Agreement (any such covenant, prepayment right or event of default, an “Additional Provision”), then the Company shall provide a Most Favored Lender Notice to the holders of the Notes. Thereupon, such Additional Provision (and any related definitions) shall be deemed automatically incorporated by reference into this Agreement, mutatis mutandis (including any grace period, if applicable, with respect thereto), as if set forth fully herein, without any further action required on the part of any Person, effective as of the date when such Additional Provision became effective under such Material Credit Facility, provided that it shall cease to be effective if, within fifteen (15) days of receipt of such Most Favored Lender Notice by the holders of the Notes, the incorporation of such Additional Provision is waived in writing by the Required Holders. Thereafter upon the request of any holder of a Note, the Company shall enter into any additional agreement or amendment to this Agreement reasonably requested by such holder evidencing any of the foregoing. As used herein, “Most Favored Lender Notice” means, in respect of any Additional Provision, a written notice to each of the holders of the Notes delivered promptly, and in any event within five (5) Business Days after the inclusion of such Additional Provision in any Material Credit Facility (including by way of amendment or other modification of any existing provision thereof), by a Senior Financial Officer of the

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Company referring to the provisions of this Section 9.12 and setting forth a description of such Additional Provision (including any defined terms used therein) and related explanatory calculations, as applicable. For the avoidance of doubt, upon the incorporation of an Additional Provision herein, an amendment to the relevant Material Credit Facility making such provision, as set forth therein, less beneficial to the creditors under such Material Credit Facility (or the deletion of such provision from such Material Credit Facility) shall not affect such Additional Provision as incorporated in this Agreement, which may only be amended in accordance with Section 17 hereof. For greater certainty, any covenant, event of default or prepayment right in effect under any Material Credit Facility on or before the Second Amendment Effective Date shall not trigger the requirements under this Section 9.12 (it being understood that any amendment thereto after such date would trigger such requirements).

Section 9.13          Equivalent Consideration.

(a)          If, at any time after the Second Amendment Effective Date, any Material Credit Facility shall be amended, modified or supplemented, whether directly or indirectly, and the effect of such amendment, modification or supplement shall be to increase the interest rate applicable to any Debt incurred thereunder, then the interest rate applicable to the Notes shall be the interest rate otherwise in effect therefor plus a number of basis points equal to the interest rate increase (expressed in basis points) applicable from time to time to Debt outstanding under such Material Credit Facility as a result of such amendment, modification or supplement. Any such increased interest rate applicable to the Notes shall be effective as of the date of effectiveness of the increased interest rate applicable to such Material Credit Facility and shall remain in effect until the date such increased interest rate shall no longer apply to such Material Credit Facility.

(b)          If any fee shall be paid to any lender under any Material Credit Facility solely in its capacity as a lender in excess of, or in addition to, any fee payable to the lenders under the Bank Facility as in effect after the Second Amendment Effective Date, then a pro rata fee shall be paid to each Holder in an amount which bears the same relationship to the principal amount of the Notes held by such Holder as the amount of such excess or such addition bears to the principal amount of the Material Credit Facility held by the Lender to which such excess or addition relates.

(c)          If any consideration shall be paid to each lender under a Material Credit Facility solely in its capacity as such (and not, for greater certainty, in any of its capacities as a counterparty under any Swap Contract and not including (i) any withholding tax gross-up payment or other compensatory payment made to a lender on account of any increased costs or reduced returns incurred or suffered by such lender from a change in law, compliance by such lender with regulatory requirements or otherwise; (ii) any extension fee payable to any of the lenders solely in connection with extending the maturity date of such Material Credit Facility; (iii)  any increase in any variable rate caused by a change to the underlying prime rate, base rate, London InterBank Offered Rate or equivalent, or (iv) any other amounts payable to any such lender in connection with transactions, advisory services or other services of any kind entered into or provided by such lender to the Company or any Affiliate of the Company where such transactions or services are not directly related to the Material Credit Facility), other than as specified in the foregoing subparagraphs (a) and (b), then the pro rata equivalent of such

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consideration shall be paid to each holder in an amount which bears the same relationship to the principal amount of the Notes held by such holder as the amount of such consideration bears to the principal amount of the Material Credit Facility held by the lender to which such consideration was paid.

SECTION 10.   NEGATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

Section 10.1 Interest Coverage Ratio. The ratio of (a) Consolidated EBITDA for the four \ ~~immediately preceding~~\consecutive fiscal quarters of the Company ending on each of the dates specified in the table below to (b) Consolidated Interest Expense for such four fiscal quarter period (the “Interest Coverage Ratio”) shall not \~~at any time be less than 4.0 to 1.0, with the determination of compliance with this Section 10.1 to be made as at the end of each fiscal quarter.~~\be less than the ratio set forth opposite such date in such table:

September 30, 2017	4.00 to 1.00
December 31, 2017	1.21 to 1.00
March 31, 2018	1.00 to 1.00
June 30, 2018	0.87 to 1.00
September 30, 2018	1.12 to 1.00
December 31, 2018	1.08 to 1.00
March 31, 2019	1.17 to 1.00
June 30, 2019	1.21 to 1.00
September 30, 2019	1.23 to 1.00
The last day of each fiscal quarter of the Company ending thereafter	4.00 to 1.00

Provided that, in the event of one or more Swan Hills Disposition Events resulting in the disposition of substantially all the Swan Hills Project, the ratio of (x) Consolidated EBITDA for the four consecutive fiscal quarters of the Company ending on each of the dates specified in the table below occurring after such Swan Hills Disposition Event to (y) Consolidated Interest Expense for such four fiscal quarter period shall not be less than the ratio set forth opposite such date in such table:

September 30, 2017	4.00 to 1.00
December 31, 2017	0.77 to 1.00
March 31, 2018	0.75 to 1.00
June 30, 2018	0.68 to 1.00
September 30, 2018	1.03 to 1.00
December 31, 2018	1.01 to 1.00
March 31, 2019	1.13 to 1.00
June 30, 2019	1.19 to 1.00
September 30, 2019	1.23 to 1.00

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The last day of each fiscal quarter of the Company	4.00 to 1.00
ending thereafter

Section 10.2 \~~Consolidated Total Debt to Capitalization Ratio. The Consolidated Total Debt to Capitalization Ratio shall not at any time exceed 55%, with the determination of compliance with this Section 10.2 to be made as at the end of each fiscal quarter~~\[Reserved].

Section 10.3  Limitation on Debt. \~~(a)~~ \

(a)          The ratio of (i) Consolidated Total Debt as of the last day of any fiscal quarter ending on or after December 31, 2019 to (ii) Consolidated EBITDA for \~~each~~\the period of four consecutive fiscal quarters ending with (and including) such fiscal quarter shall not \~~at any time exceed 3.5 to 1.0, with the determination of compliance by the Company with this Section 10.3 to be made as at the end of each fiscal quarter.~~\exceed 3.5 to 1.0.

(b)          The Company will not, and will not permit any\ ~~Restricted~~\ Subsidiary to, create, issue, assume, guarantee or otherwise incur or in any manner become liable \~~in respect of any Priority~~\for any Debt, other than Permitted Debt, unless, immediately after giving effect \~~thereto and to~~\to such creation, issuance, assumption, guarantee, incurrence or becoming liable, and the application of the proceeds \~~thereof, the aggregate amount of all Consolidated Priority Debt (including the Priority Debt then to be created, issued, assumed, guaranteed or otherwise incurred) does not exceed 20% of Consolidated Net Worth~~\of such Debt, (i) the ratio of Consolidated Total Debt, determined at such time, to Consolidated EBITDA for the four consecutive fiscal quarters of the Company then most recently ended, would not exceed 3.50 to 1.00, (ii) no Default or Event of Default would exist and (iii) such Debt shall have a stated maturity date no earlier than the day after the latest maturity of all Notes then outstanding and, at the time of issuance of such Debt, a Weighted Average Life to Maturity longer than the time remaining until such latest maturity.

Section 10.4 Limitation on Liens. The Company will not, and will not permit any\ ~~Restricted~~\ Subsidiary to, create or incur, or suffer to be incurred or to exist, any Lien on its or their property or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, or transfer any property for the purpose of subjecting the same to the payment of obligations in priority to the payment of its or their general creditors, or acquire or agree to acquire, or permit any\ ~~Restricted~~\ Subsidiary to acquire, any property or assets upon conditional sales agreements or other title retention devices, except the following (collectively, the “Permitted Liens”):

(a)          Liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Company or any\ ~~Restricted~~\ Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company and the\ ~~Restricted~~\ Subsidiaries taken as a whole;

(b)          Liens of any judgments rendered, or claim filed, against the Company or any\ ~~Restricted~~\ Subsidiary which the Company or any such\ ~~Restricted~~\ Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company and the\ ~~Restricted~~\ Subsidiaries taken as a whole;

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(c)           Liens imposed or permitted by law, such as carriers’ liens, builders’ liens, materialmen’s liens and other liens, privileges or other charges of a similar nature incurred in the ordinary course of business of the Company or any\ ~~Restricted~~\ Subsidiary which relate to obligations not due or delinquent or, if due or delinquent, which Lien the Company and/or such\ ~~Restricted~~\ Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company and its\ ~~Restricted~~\ Subsidiaries taken as a whole;

(d)          undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted and not in connection with the borrowing of money and which, in any event, have not been filed pursuant to law against the Company or any\ ~~Restricted~~\ Subsidiary or any of their respective properties or in respect of which no steps or proceedings to enforce such Liens have been initiated or which relate to obligations which are not due or delinquent or, if due or delinquent, are being contested in good faith by the Company or such\ ~~Restricted~~\ Subsidiary; provided that any such contest will involve no risk of loss of any Material part of the property of the Company and the\ ~~Restricted~~\ Subsidiaries taken as a whole;

(e)           Liens incurred or created in the ordinary course of business and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favor of any other Person conducting the development or operation of the property to which such Liens relate, for the Company’s or any\ ~~Restricted~~\ Subsidiary’s portion of the costs and expenses of such development or operation but not, in any event, in connection with the borrowing of money; provided that such costs or expenses are not in any event due or delinquent or, if due or delinquent, are being contested in good faith by the Company or such\ ~~Restricted~~\ Subsidiary or such contest will involve no risk of loss of any Material part of the property of the Company and its\ ~~Restricted~~\ Subsidiaries taken as a whole;

(f)           overriding royalty interests, net profit interests, reversionary interests and carried interests or other similar burdens on petroleum substance production in respect of the Company’s or any\ ~~Restricted~~\ Subsidiary’s oil and gas properties that are entered into with or granted on an arm’s length basis to third parties in the ordinary course of business in compliance with Section 10.7 and for the purpose of carrying on the same and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted, but not, in any event, in connection with the borrowing of money;

(g)          Liens for penalties arising under ordinary course non-participation provisions of operating agreements in respect of the Company’s or any\ ~~Restricted~~\ Subsidiary’s oil and gas properties, which either alone or in the aggregate do not materially detract from the value of any Material part of the property of the Company and its\ ~~Restricted~~\ Subsidiaries taken as a whole;

(h)          easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Company or any\ ~~Restricted~~\ Subsidiary (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles,

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wires and cables) which, either alone or in the aggregate, do not Materially detract from the value of such land or impair in a Material way its use in the operation of the business of the Company and the\ ~~Restricted~~\ Subsidiaries taken as a whole;

(i)            Liens arising in connection with workers’ compensation, employment insurance, pension and employment laws or regulations and not in connection with the borrowing of money; provided that (i) the obligations secured are not due or delinquent or, if due or delinquent, are being contested in good faith and (ii) any such contest will involve no risk of loss of any Material part of the property of the Company and its\ ~~Restricted~~\ Subsidiaries taken as a whole;

(j)            Liens in favor of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other Governmental Authority in the ordinary course of the business operations of the Company and the\ ~~Restricted~~\ Subsidiaries; provided that any such Lien does not, either alone or in the aggregate, impair in a Material way the use of any property subject to such security interest in the conduct of the business of the Company and the\ ~~Restricted~~\ Subsidiaries taken as a whole;

(k)           the right reserved to or vested in any governmental body by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(l)            all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(m)          Liens created or incurred in favour of a third party under any joint venture agreement, partnership agreement, operating agreement or similar agreement affecting the property which is the subject of such agreement, provided that (i) such agreement is entered into in the ordinary course of its business, on arms’ length commercial terms, not in connection with the borrowing of money and otherwise in accordance with industry practice, (ii) reciprocal Liens or equivalent remedies are provided by the other parties to such agreement for the benefit of the Company or any \~~Restricted~~ \Subsidiary in circumstances where the creditworthiness of such other parties is essentially equivalent to or less than that of the Company or such\ ~~Restricted~~\ Subsidiary, as applicable, and (iii) the Liens have not become the subject of realization actions under Applicable Law, or if they have: (1) such realization actions are being contested by the Company or a\ ~~Restricted~~\ Subsidiary, as applicable, diligently and in good faith by appropriate proceedings, and (2) the final outcome of any such realization action could not reasonably be expected to have a Material Adverse Effect;

(n)          Liens securing \~~Non-Recourse Debt~~\Subordinated Debt to the extent permitted by clause (b)(ii) of the definition of “Subordinated Debt”;

(o)          Liens securing \~~Debt of the Company or a Restricted Subsidiary to the Company or another Wholly-owned Restricted Subsidiary;~~\Swap Contracts in the ordinary course of business and not for speculative purposes;

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(p)          Liens existing as of the \~~date of the Closing~~\Second Amendment Effective Date and described on Schedule \~~5.15~~\10.4;

(q)          Liens created or incurred after the date of the Closing given to secure the payment of the purchase price incurred in connection with the acquisition or purchase or the cost of construction of property or of assets useful and intended to be used in carrying on the business of the Company or a\ ~~Restricted~~\ Subsidiary, including Liens existing on such property or assets at the time of acquisition thereof or at the time of completion of construction, as the case may be, whether or not such existing Liens were given to secure the payment of the acquisition or purchase price or cost of construction, as the case may be, of the property or assets to which they attach; provided that (i) the Lien shall attach solely to the property or assets acquired, purchased or constructed, (ii) such Lien shall have been created or incurred within 180 days of the date of acquisition or purchase or completion of construction, as the case may be, (iii) at the time of acquisition or purchase or of completion of construction of such property or assets, the aggregate amount remaining unpaid on all Debt secured by Liens on such property or assets, whether or not assumed by the Company or a\ ~~Restricted~~\ Subsidiary, shall not exceed an amount equal to 100% of the lesser of the total purchase price or fair market value at the time of acquisition or purchase (as determined in good faith by the Board of Directors of the Company) or the cost of construction on the date of completion thereof, and (iv) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, \~~under Sections 10.1, 10.2 and~~\an Event of Default arising from a breach of Section 10.1 or Section 10.3, with any calculation of compliance therewith to be made \~~as at the date of determination hereunder~~\on a Pro Forma Basis);

(r)            any Lien existing on property or assets of a Person at the time such Person is consolidated, merged or amalgamated with or into the Company or a\ ~~Restricted~~\ Subsidiary or\ ~~(subject always to Section 9.8(d))~~\ its becoming a \~~Restricted~~ \Subsidiary, or any Lien existing on any property or assets acquired by the Company or any\ ~~Restricted~~\ Subsidiary at the time such property or assets are so acquired (whether or not the Debt secured thereby shall have been assumed), provided that (i) each such Lien shall extend solely to the property or assets so acquired, (ii) any such Lien shall not have been created or assumed in contemplation of such consolidation, amalgamation, merger or acquisition, and (iii) at the time of \~~creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien~~\such consolidation, amalgamation, merger or acquisition, and after giving effect thereto and to the application of the proceeds \~~thereof~~\of Debt secured by any such Lien, if any, no Default or Event of Default would exist (including, without limitation, \~~under Sections 10.1, 10.2 and~~\ an Event of Default arising from a breach of Section 10.1 or Section 10.3, with any calculation of compliance therewith to be made \~~as at the date of determination hereunder~~\on a Pro Forma Basis);

(s)           Liens \~~created or incurred after the date of the Closing given to secure Debt of the Company or any Restricted Subsidiary in addition to the Liens permitted by the preceding clauses (p), (q) and (r) of this Section 10.4; provided that (i) all Debt secured by such Liens shall have been incurred within the limitations provided in Section 10.3(b) and (ii) after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder); and provided,~~

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~~further, that, notwithstanding the foregoing, in the event that at any time the Company or any Restricted Subsidiary provides a Lien to or for the benefit of the lenders under any of the Bank Facilities or any Bank Agent on their behalf, or the holders of notes issued under any Existing Private Placement Note Agreement then the Company will, and will cause each of its Restricted Subsidiaries that has provided any such Lien to concurrently grant to and for the benefit of the holders of the Notes a similar first priority Lien (subject only to Liens otherwise permitted by this Section 10.4, and ranking pari passu with the Lien provided to or for the benefit of the lenders and/or any Bank Agent, as the case may be, under any of the Bank Facilities or the holders of notes issued under any Existing Private Placement Note Agreement), over the same assets, property and undertaking of the Company and such Restricted Subsidiary as those encumbered in respect of any of the Bank Facilities or Existing Private Placement Note Agreement, in form and substance reasonably satisfactory to the Required Holders with such security to be the subject of an intercreditor agreement among the lenders and/or the Bank Agent, as the case may be, under any such Bank Facility or Facilities, the holders of notes issued under any Existing Private Placement Note Agreement and the holders of Notes, which shall be reasonably satisfactory in form and substance to the Required Holders; and~~\granted to the Collateral Agent under the Security Documents to secure the Senior Pro Rata Debt; and

(t)           any extension, renewal or refunding of any Lien permitted by the preceding clauses (p), (q) or (r) of this Section 10.4 in respect of the same property theretofore subject to such Lien in connection with the extension, renewal or refunding of the Debt secured thereby; provided that (i) such extension, renewal or refunding of Debt shall be without increase in the principal amount remaining unpaid as of the date of such extension, renewal or refunding, (ii) such Lien shall attach solely to the same such property, (iii) the maturity date of the Debt to be so extended, renewed or refunded shall not be reduced or shortened, and (iv) at the time of such extension, renewal or refunding and after giving effect thereto, no Default or Event of Default would exist (including, without limitation, \~~under Sections 10.1, 10.2 and~~\an Event of Default arising from a breach of Section 10.1 or Section 10.3, with any calculation of compliance therewith to be made \~~as at the date of determination hereunder~~\on a Pro Forma Basis).

Section 10.5 Restricted Payments. The Company will not, and will not permit any Subsidiary to, make any Restricted Payment \~~if at the time of the making thereof, a Default or Event of Default exists (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder) or if after giving effect to the proposed Restricted Payment a Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder).~~\(except for a Restricted Payment payable by a Subsidiary solely to the Company or another Subsidiary) unless, on the date such Restricted Payment is made:

(a)           the ratio of (i) Consolidated EBITDA for the four consecutive fiscal quarters of the Company then most recently ended to (ii) Consolidated Interest Expense for such four consecutive fiscal quarter period is equal to or greater than 4.00 to 1.00;

(b)          the Consolidated Total Debt to Capitalization Ratio as of the last day of the then most recently ended fiscal quarter of the Company is equal to or less than 55%;

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(c)          the ratio of (i) Consolidated Total Debt as of the last day of the then most recently ended fiscal quarter of the Company to (ii) Consolidated EBITDA for the four consecutive fiscal quarters of the Company then most recently ended is equal to or less than 3.50 to 1.00; and

(d)          no Default or Event of Default exists immediately prior to making such Restricted Payment or would result therefrom, provided that, for purposes of determining compliance with clause (a), (b) and (c) of this Section 10.5, the ratios referred to therein shall be calculated on a Pro Forma Basis.

Section 10.6 Mergers and Consolidations. The Company will not, and will not permit any\ ~~Restricted~~\ Subsidiary to, consolidate with or be a party to a merger or amalgamation with any other Person, or sell, lease or otherwise dispose of all or substantially all of its assets; provided that:

(a)          any consolidation, merger or amalgamation involving (i) the Company and any one or more of the Subsidiaries (and no other Person) so long as the Company is the surviving entity or (ii) Subsidiaries (and no other Person)\ ~~so long as a Restricted Subsidiary is the surviving entity~~\, and any sale, lease or other disposition of all or substantially all of the assets from a Subsidiary to the Company or \~~a Restricted~~\another Subsidiary, shall be permitted; and

(b)          a\ ~~Restricted~~\ Subsidiary may sell or otherwise dispose of all or substantially all of the assets of such \~~Restricted~~ \Subsidiary to any other Person for consideration which represents the fair market value of such assets (as determined in good faith by the Board of Directors of the Company) at the time of such sale or other disposition, if such sale or other disposition is consummated within the limitations of Section 10.7\~~;~~\ and the Net Cash Proceeds thereof are applied in accordance with Section 8A; and

(c)          the Company may consolidate, merge or amalgamate with or into any other Person if (i) such Person which results from such consolidation, merger or amalgamation is organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) the due and punctual payment of the principal of and premium, if any, and interest on all of the Notes, according to their tenor, and the due and punctual performance and observation of all of the covenants in the Notes and this Agreement to be performed or observed by the Company are expressly assumed in writing by the surviving Person and the surviving Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to the Required Holders to the effect that such instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of the surviving Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (iii) each Subsidiary Guarantor shall have affirmed in writing its obligations under the Subsidiary Guaranty to which it is party (unless and to the extent any such Subsidiary Guaranty was terminated or released as expressly permitted by the terms hereof and thereof), \~~and~~ \(iv) at the time of such consolidation, merger or amalgamation and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections \~~10.1, 10.2~~\10.1 and 10.3, with any calculation of compliance therewith to be made \~~as at the date of determination hereunder); and~~\on a Pro Forma Basis) and

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(v) either (A) the Required Holders have consented to such transaction in writing (such consent not to be unreasonably withheld) or (B) the ratio of Consolidated Total Debt as of the last day of the most recently ended fiscal quarter at the time of such transaction to Consolidated EBITDA for the period of the four consecutive fiscal quarters of the Company then most recently ended, determined on a Pro Forma Basis, is equal to or less than 3.50 to 1.00.

\~~(d) the Company may sell or otherwise dispose of all or substantially all of its assets (other than assets of Restricted Subsidiaries, which may be sold or otherwise disposed of pursuant to Section 10.7) to any other Person for consideration which represents the fair market value of such assets (as determined in good faith by the Board of Directors of the Company) at the time of such sale or other disposition if (i) the acquiring Person is a legal entity organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) the due and punctual payment of the principal of and premium, if any, and interest on all the Notes, according to their tenor, and the due and punctual performance and observance of all of the covenants in the Notes and in this Agreement to be performed or observed by the Company are expressly assumed in writing by the acquiring Person and the acquiring Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to the Required Holders to the effect that such instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of such acquiring Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (iii) each Subsidiary Guarantor shall have affirmed in writing its obligations under the Subsidiary Guaranty to which it is party (unless and to the extent any such Subsidiary Guaranty was terminated or released as expressly permitted by the terms hereof and thereof), and (iv) at the time of such sale or disposition and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder).~~\

\~~No such conveyance, transfer or lease of substantially all of the assets of the Company shall have the effect of releasing the Company or any successor corporation or limited liability company that shall theretofore have become such in the manner prescribed in Section 10.6 from its liability under this Agreement and the Notes.~~\

Section 10.7 Sale of Assets. Except as otherwise expressly permitted by Section 10.6, the Company will not, and will not permit any \~~Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of, any assets of the Company or any Restricted Subsidiary to any Person, except~~\Subsidiary to, make an Asset Disposition, provided that:

(a)	the Company and \~~Restricted~~ \Subsidiaries may make any Permitted Disposition;

(b)          so long as the Net Cash Proceeds thereof are applied as provided in Section 8A, the Company and \~~Restricted~~ \Subsidiaries may \~~sell, lease, transfer or otherwise dispose of any of their assets to any other Person~~\make any Asset Disposition; provided that:

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\ ~~(i) such assets are sold, leased, transferred or disposed of for proceeds not less than their fair market value at the time of such disposition (as determined by a Senior Financial Officer in the case of any sale, lease, transfer or disposition of assets the fair market value of which does not exceed Can. $25,000,000 and as determined by the Board of Directors of the Company in the case of any sale, lease, transfer or disposition of assets the fair market value of which equals or exceeds Can. $25,000,000),~~\

\~~(ii)  (1)   such assets, plus~~\

\~~(2) all other assets of the Company and Restricted Subsidiaries sold, leased, transferred or otherwise disposed of (other than pursuant to clause (a) of this Section 10.7) during the twelve-month period consisting of the fiscal quarter in which such disposition occurs and the previous three fiscal quarters of the Company (the “Disposition Year”), in each transaction measured by the sale proceeds, in the case of a sale, and the greater of book value or fair market value, in the case of a lease, transfer or other disposition, less~~\

\~~(3) all Eligible Reinvestments made by the Company and Restricted Subsidiaries during the Disposition Year, and less~~\

\~~(4) all optional payments on account of principal of the Notes and principal of other Senior Pro Rata Debt ranking at least pari passu with the Notes made by the Company and Restricted Subsidiaries during the Disposition Year (so long as such payments have been made to the holders of Notes pursuant to Section 8.2 pro rata with the holders of other Senior Pro Rata Debt based on the outstanding principal amounts thereof, provided that any holder of the Notes may, by notice in writing to the Company waive the requirement that it receive its pro rata share of any such prepayment to be made on account of the Notes),~~\

\~~do not represent more than 15% of Consolidated Tangible Assets, determined as at the end of the Company’s most recently completed fiscal quarter immediately prior to such sale, lease, transfer or other disposition, and~~\

\~~(iii) no Default or Event of Default would exist immediately after such disposition is effected (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder), and~~\

\~~(c) the Company and Restricted Subsidiaries may sell, lease, transfer or otherwise dispose of any of their assets to any other Person in excess of the 15% limitation set out in clause (b) of this Section 10.7; provided that:~~\

(i) such assets are sold, leased, transferred or disposed of for either or both cash proceeds \~~equal to or greater~~\and assumptions of liabilities not less than

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their fair market value at the time of such \~~disposition~~\Asset Disposition (as determined by a Senior Financial Officer\ ~~in the case of any sale, lease, transfer or disposition of assets the fair market value of which does not exceed Can. $25,000,000 and as determined by the Board of Directors of the Company~~\, and in the case of any sale, lease, transfer or disposition of assets the fair market value of which equals or exceeds Can. $25,000,000\~~), and~~\ (or its equivalent in other currencies), as approved by the Board of Directors of the Company),

(ii) no Default or Event of Default would exist immediately before or immediately after such disposition is effected (including, without limitation, \~~under Sections 10.1, 10.2 and~~\an Event of Default arising from a breach of Section 10.1 or Section 10.3, with any calculation of compliance therewith to be made \~~as at the date of determination hereunder), and~~\on a Pro Forma Basis),

\~~; provided further that at least one of the following conditions is met:~~\

(iii) \~~an amount equal to the proceeds in excess of the 15% permitted in clause (b) of this Section 10.7 (the “Excess Cash Proceeds”), to the extent not applied to make an offer to prepay Senior Pro Rata Debt in accordance with clause (iv) below or deposited in a Collateral Account in accordance with clause (v) below, is reinvested in Eligible Reinvestments within 365 days after the date of the transaction giving rise thereto, or\~~in the case of any sale, lease, transfer or other disposition of all or any of the Lindbergh Assets, the Net Special Prepayment Proceeds therefrom are sufficient to pay in full all amounts owing by the Company in respect of the Notes and this Agreement if the prepayment offers required to be made in respect of such Asset Disposition Event pursuant to Section 8A.2 were accepted; and

(iv) \~~(A) the Company will make an offer to all of the holders of Notes to prepay Notes in accordance with the mechanics set forth in Section 8.2 (including an offer to pay the applicable Make-Whole Amount, if any), which offer shall be deemed accepted by the holders of the Notes absent a notice from such holders to the contrary, and (B) the Company will prepay the Notes and pay the applicable Make-Whole Amount, if any, and other Senior Pro Rata Debt ranking at least pari passu with the payment obligations of the Company under the Notes (to the extent that such prepayment of Senior Pro Rata Debt is not prohibited by the terms of any agreement creating or evidencing such Senior Pro Rata Debt or by any Applicable Law) in an amount equal to the Excess Cash Proceeds, to the extent not reinvested in Eligible Reinvestments in accordance with clause (iii) above, or deposited in a Collateral Account in accordance with clause (v) below, such amount to be applied within 365 days after the date of the transactions giving rise thereto, or~~\in the case of a Swan Hills Disposition Event, the Net Cash Proceeds received by the Company in respect thereof (excluding any Net Cash Proceeds attributable to the Swan Hills Deposit Amount) would be no less than Can.$112,500,000 (or its equivalent in other currencies) at closing plus at least an additional Can.$12,500,000 (or its equivalent in other currencies) payable within 365 days after such closing; and

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\~~(v) an amount equal to the Excess Cash Proceeds, to the extent not already reinvested in Eligible Reinvestments in accordance with clause (iii) above or applied to make an offer of prepayment of Senior Pro Rata Debt in accordance with clause (iv) above, is deposited in a Collateral Account within 365 days after the date of the transaction giving rise thereto.~~\

\~~For the purposes of this clause (c):~~\

\ ~~(a) a holder of Notes shall, within 15 Business Days of receiving a notice of an offer of prepayment from the Company pursuant to 10.7(c)(iv) and Section 8.2 hereof in respect of clause (iv) above, elect~~ either ~~(A) to accept such offer of prepayment on the foregoing terms,~~ or ~~(B) to decline such offer of prepayment, failing which election such holder shall be deemed to have accepted such offer of prepayment on the foregoing terms. If such offer of prepayment is declined by a holder of Notes, the portion of the Excess Cash Proceeds offered to prepayment of the Notes and so declined shall thereupon be deemed to have been reinvested in Eligible Reinvestments pursuant to clause (iii) above and, to the extent deposited in the Collateral Account, shall be released therefrom. The balance of such Excess Cash Proceeds shall be applied to a prepayment on account of other Senior Pro Rata Debt to the extent such prepayment is not prohibited by the terms of any agreement creating or evidencing such Senior Pro Rata Debt or by any Applicable Law;~~\

\~~(b) the pro rata portion of any Excess Cash Proceeds to be used to make an offer to prepay the Notes shall be determined by multiplying the Excess Cash Proceeds in question by a fraction, the~~ numerator ~~of which is the aggregate principal amount of the Notes then outstanding, and the~~ denominator ~~of which is all Senior Pro Rata Debt which the Company is not prohibited by contract or Applicable Law from prepaying, and which ranks at least pari passu with the Notes; and~~\

(c) \~~the Company shall, until any Excess Cash Proceeds are reinvested, applied to the payment of Senior Pro Rata Debt or collateralized pursuant to one or more of clauses (iii), (iv) or (v) above, keep such Excess Cash Proceeds segregated in a separate deposit account in the name of the Company with a Significant Bank\~~in respect of any Asset Disposition (including, for the avoidance of doubt, Permitted Dispositions) permitted by this Agreement, the Company shall take commercially reasonable measures to transact in a tax efficient manner to the extent permitted by Applicable Law.

Section 10.8 Transactions with Affiliates. The Company will not, and will not permit any\ ~~Restricted~~\ Subsidiary to, enter into directly or indirectly any transaction or Material group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company or a\ ~~Restricted~~\ Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Company’s or such \~~Restricted~~ \Subsidiary’s business and upon fair and reasonable terms no less favorable to the Company or such \ ~~Restricted~~ \Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate; provided, however, that this Section 10.8 shall not restrict the Company from entering into a transaction with an Affiliate for the acquisition or subscription of Equity Interests in the

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Company or regarding the grant or exercise of any board appointment or nomination rights provided that the number of board members in respect of which such rights may be exercised shall not exceed a number which bears the same relationship to the total number of board members as the Voting Equity Interests held by such Affiliate bears to the aggregate amount of all Voting Equity Interests.

Section 10.9 Terrorism Sanctions Regulations. The Company will not and will not permit any Controlled Entity to (a) become a Blocked Person or a Canadian Sanctions Designated Person or (b) have any investments in or engage in any dealings or transactions with any Blocked Person or a Canadian Sanctions Designated Person except in accordance with Applicable Law and in a manner where such investments, transactions or dealings would not cause the purchase, holding or receipt of any payment or exercise of any rights in respect of any Note by the holder thereof to be in violation of any laws or regulations administered by OFAC or any laws or regulations referenced in Section 5.16(e).

\ ~~Section 10.10. Temporary Limitations. Notwithstanding any other covenant or other provision set forth in this Agreement, the Company will not, and will not permit any Subsidiary, at any time prior to 11:59 p.m. ET on March 29, 2017, to:~~\

\~~(a) make any payment to any holder of a Debenture prior to March 31, 2017, provided that nothing in this clause (a) shall preclude the Company from paying any amounts due on the maturity of the Debentures in accordance with and subject to the conditions set forth in the Debentures and the Debenture Indenture (in each case as in effect on the date of the First Amendment), including the transfer and deposit by the Company in the Maturity Account (as defined in the Debenture Indenture as in effect on the date of the First Amendment) on or after March 24, 2017 of funds in an amount sufficient to pay the cash amount payable in respect of the Debentures and Debenture Indenture upon maturity (less any tax required by law to be deducted) and, for the purpose of making such payment on maturity, complying with notice or other requirements pursuant to the terms of the Debentures and the Debenture Indenture and the rules of the Toronto Stock Exchange;~~\

\~~(b) make any Restricted Payment except for any payment or other distribution described in clause (a) of the definition of such term;~~\

\~~(c) make any payment of principal outstanding under the Notes or any Other NPA Notes, other than:~~\

\~~(i)   payments of principal outstanding under the Notes and~~\

\~~(ii) payments of principal outstanding under any Other NPA Notes, so long as (A) substantially simultaneously therewith, the Company prepays a Pro Rata Share of the outstanding principal of each Note, and (B) the payment of principal of any Other NPA Note does not exceed its Pro Rata Share. As used herein, “Pro Rata Share” means, with respect to any Note or Other NPA Note, an amount equal to (x) the aggregate~~

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~~amount of principal of the Notes and Other NPA Notes that is being paid multiplied by (y) a fraction, the numerator of which is the outstanding principal amount of such Note or Other NPA Note (immediately prior to such payment) and the denominator of which is the aggregate outstanding principal amount of the Notes and the Other NPA Notes (immediately prior to such payment);~~\

\~~(d) pay, or agree to pay, whether directly or indirectly, any compensation (whether by means of a fee, an increased interest rate, or otherwise) in respect of any Debt payable under the 2015 Bank Agreement, any Notes, any Other NPA Notes or under any Debentures and Debenture Indenture (collectively, “Restricted Debt”), which compensation is in excess of the compensation payable in respect of such Restricted Debt immediately prior to the date of the First Amendment;~~\

\~~(e)  grant any Lien to secure any Restricted Debt;~~\

\~~(f) (i) terminate the 2015 Bank Agreement or take (or fail to take) any action that would result, directly or indirectly, in any such termination, (ii) reduce the Total Commitment (as defined in the 2015 Bank Agreement as in effect on the date of the First Amendment) available to the Company as of the date of the First Amendment or (iii) amend or otherwise modify the 2015 Bank Agreement (or any document entered into in connection therewith) to include any provision that is more onerous or restrictive to the Company and its Subsidiaries than the provisions included in such document on the date of the First Amendment;~~\

\~~(g) sell, lease or transfer to any Subsidiary or Affiliate of the Company any assets that are property, plant and equipment (within the meaning of GAAP) or classified as “Exploration and Evaluation” on the balance sheet of the Company; or~~\

\~~(h) incur any Priority Debt (it being understood that accounts payable and other expenses arising in the ordinary course of business do not constitute Debt or Priority Debt).~~\

\~~For avoidance of doubt, this Section 10.10 shall not be deemed to limit in any respect any restriction on the Company and/or any Subsidiary contained in any other provision of this Agreement.~~\

SECTION 11.   EVENTS OF DEFAULT.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a)          the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

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(b)          the Company defaults in the payment of any interest on any Note or any Tax Indemnity Amount for more than five Business Days after the same becomes due and payable; or

(c)           the Company defaults in the performance of or compliance with any term contained in Sections 10.1 through \~~10.7 or in Section 10.10~~\10.7, or in any Additional Provision (after giving effect to any grace or cure provisions in respect of such Additional Provision so incorporated); or

(d)          \~~the Company or any Subsidiary Guarantor~~\any Obligor defaults in the performance of or compliance with any term contained herein (other than those referred to in paragraphs (a), (b) or (c) of this Section 11), or in any \~~Subsidiary Guaranty~~\Financing Document, as the case may be, and such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (d) of Section 11); or

(e)          any representation or warranty made in writing by or on behalf of\ the Company, ~~or~~\ any \~~Subsidiary Guarantor~~\Obligor or by any officer of \~~the Company or any Subsidiary Guarantor~~\any Obligor in this Agreement or any \~~Subsidiary Guaranty~~\Financing Document, as the case may be, or in any writing furnished in connection with the transactions contemplated hereby or thereby proves to have been false or incorrect in any material respect on the date as of which made, and the facts or circumstances which caused such representation or warranty to have been false or incorrect are not remedied within 20 days after the earlier of (i) a Responsible Officer obtaining actual knowledge thereof and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (e) of Section 11); or

(f)           (i) the Company or any\ ~~Restricted~~\ Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least U.S. $20,000,000 (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (ii) the Company or any\ ~~Restricted~~\ Subsidiary is in default in the performance of or compliance with any term of any evidence of any Debt in an aggregate outstanding principal amount of at least U.S. $20,000,000 (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of any such default or condition such Debt has become, or has been declared (or one or more Persons are entitled to declare such Debt to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such Debt into Equity Interests), (x) the Company or any\ ~~Restricted~~\ Subsidiary has become obligated to purchase or repay Debt before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least U.S. $20,000,000 (or its equivalent in the relevant currency of payment), or (y) one or more Persons have the right to require the Company or any \~~Restricted~~ \Subsidiary so to purchase or repay such Debt; or

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(g)          any Subsidiary Guaranty or any other Financing Document shall cease to be in full force and effect for any reason whatsoever, including, without limitation, a determination by any Governmental Authority that such \~~Subsidiary Guaranty~~\Financing Document is invalid, void or unenforceable or any party to any such agreement shall contest or deny in writing the validity or enforceability of any of its obligations thereunder, unless such Subsidiary Guaranty \~~is~~\and the Security Documents related thereto are terminated or released as and to the extent contemplated by Section 2.3(a) or;

(h)          the Company or any\ ~~Restricted~~\ Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee, liquidator, sequestrator or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate or legally equivalent action for the purpose of any of the foregoing; or

(i)           (A) a court or other Governmental Authority of competent jurisdiction enters an order appointing, without consent by the Company or any\ ~~Restricted~~\ Subsidiary, a custodian, receiver, trustee, liquidator, sequestrator or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a  petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or any\ ~~Restricted~~\ Subsidiary, or any such petition shall be filed against the Company or any \~~Restricted~~ \Subsidiary, and such petition shall not be dismissed within 60 days or (B) a Bankruptcy or Insolvency (as defined in the Intercreditor Agreement) occurs; or

(j)            a final judgment or judgments for the payment of money aggregating in excess of U.S. $20,000,000 (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company or any\ ~~Restricted~~\ Subsidiary (other than in respect of Non-Recourse Debt, where any such judgment is obtained in order to allow realization on Liens over a Non-Recourse Project), and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(k)           if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate “amount of unfunded benefit liabilities” (within the meaning of section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed U.S. $\~~2,000,000,~~\2,000,000 (or its equivalent in other currencies), (iv) the Company or any ERISA

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Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, (vi) the Company or any\ ~~Restricted~~\ Subsidiary terminates or winds up any Non-U.S. Pension Plan in a manner which could result in the imposition of a Lien on any property of the Company or any \~~Restricted~~ \Subsidiary pursuant to any law, or (vii) the Company or any \~~Restricted~~ \Subsidiary establishes or amends any employee welfare benefit plan (as defined in section 3 of ERISA) that provides post-employment welfare benefits in a manner that would increase the liability of the Company or any\ ~~Restricted~~\ Subsidiary thereunder; and any such event or events described in clauses (i) through (vii) of this Section 11(k), either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect; or

(l) any Lien purported to be granted from time to time pursuant to the terms of any Security Document ceases to be a valid first priority perfected Lien, other than in accordance with the express terms hereof or thereof.

As used in Section 11(k), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in section 3 of ERISA.

SECTION 12.   REMEDIES ON DEFAULT, ETC.

Section 12.1 Acceleration. (a) If an Event of Default described in paragraph (h) or (i) of Section 11 (other than an Event of Default described in clause (i) of paragraph (h) or described in clause (vi) of paragraph (h) by virtue of the fact that such clause encompasses clause (i) of paragraph (h)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b)          If any other Event of Default has occurred and is continuing, any holder or holders of 51% or more in principal amount of the Notes at the time outstanding may at any time at its or their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c)          If any Event of Default described in paragraph (a) or (b) of Section 11 has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Note’s becoming due and payable under this Section 12.1, whether automatically or by declaration, such Note will forthwith mature and the entire unpaid principal amount of such Note, plus (i) all accrued and unpaid interest thereon (including, but not limited to, interest accrued thereon at the Default Rate) and (ii) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by Applicable Law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for), and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are

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prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

Section 12.2 Other Remedies. If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

Section 12.3 Rescission. At any time after any Notes have been declared due and payable pursuant to clause (b) or (c) of Section 12.1, the holders of not less than 55% in principal amount of the Notes then outstanding, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by Applicable Law) any overdue interest in respect of the Notes, at the Default Rate, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 17, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

Section 12.4 No Waivers or Election of Remedies, Expenses, Etc. No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under Section 15, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.

SECTION 13.   REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

Section 13.1 Registration of Notes. The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. \~~Prior~~\ If any registered holder of one or more Notes is not the beneficial owner of such Note(s), then such registered holder may notify the Company in writing of the name and address of the beneficial owner of such Note(s), whereupon: (a) the Company shall record in its register of holders of Notes such beneficial owner as the beneficial owner of such Note(s), and (b) execution by either such beneficial owner or the registered holder of such Note(s) of any notice, amendment, waiver

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or consent pursuant or relating to this Agreement or such Note(s) may be relied upon by the Company for all purposes and shall be binding upon both such beneficial owner and the registered holder. Subject to the preceding sentence, prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders\ of Notes\, and, to the extent set forth in the register, beneficial owners, of Notes. In the event there is a conflict between notices received from a registered holder and a beneficial owner identified in the register, except as provided for in clauses (ii) and (iii) below, the Company may rely for all purposes on the notice first received which shall be binding upon both the beneficial owner and registered holder, regardless of whether such notice is from the registered holder or a beneficial owner, provided that (i) if the notices are received simultaneously, the notice from the registered holder shall govern, (ii) if the notice is in respect of any offer to purchase or prepay Notes pursuant to Section 8, the notice received from the registered holder (or, if no such notice is delivered and a notice from the beneficial owner is delivered, then the notice from the beneficial owner) by the Company within the applicable acceptance period shall be binding upon both the beneficial owner and registered holder and (iii) if the notice is in respect of any offer to purchase or prepay Notes pursuant to Section 8A, the notice received from the registered holder (or, if no such notice is delivered and a notice from the beneficial owner is delivered, then the notice from the beneficial owner) by the Company prior to the Initial Acceptance Date shall be binding upon both the beneficial owner and registered holder.

Section 13.2 Transfer and Exchange of Notes. Upon surrender of any Note at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or its attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), within twenty Business Days thereafter, the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, of the series and in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1A-A, Exhibit 1A-B, Exhibit 1A-C, Exhibit 1A-D or Exhibit 1A-E, as applicable. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than U.S. $500,000, £500,000 or Can. $500,000, as applicable; provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes of a series, one Note of such series may be in a denomination of less than U.S. $500,000, £500,000 or Can. $500,000, as applicable. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2. No transfer, sale, exchange or assignment of a Note shall be deemed to be a discharge, rescission, extinguishment or novation of any Note and any Note so

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transferred, sold, exchanged or assigned shall continue to be the same obligation of the Company and not a new obligation.

Section 13.3 Replacement of Notes. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a)          in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S. $\~~50,000,000,~~\50,000,000 (or its equivalent in other currencies), such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b)	in the case of mutilation, upon surrender and cancellation thereof,

within twenty Business Days thereafter, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

SECTION 14.   PAYMENTS ON NOTES.

Section 14.1 Place of Payment. Subject to Section 14.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in Calgary, Canada at the principal office of the Company in such jurisdiction. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

Section 14.2 Home Office Payment. So long as you or your nominee shall be the holder of any Note, and notwithstanding anything contained in Section 14.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below your name in Schedule A, or by such other method or at such other address as you shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, you shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 14.1. The Company will make such payments in immediately available funds, no later than 11:00 a.m. New York, New York time on the date due. If for any reason whatsoever the Company does not make any such payment by such 11:00 a.m. transmittal time, such payment shall be deemed to have been made on the next following Business Day and such payment shall bear interest at the Default Rate set forth in the Note. Prior to any sale or other disposition of any Note held by you or your nominee you will, at your election, either endorse thereon the amount of principal paid

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes of the same series pursuant to Section 13.2. The Company will afford the benefits of this Section 14.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by you under this Agreement and that has made the same agreement relating to such Note as you have made in this Section 14.2.

Section 14.3 Payment Free and Clear of Taxes. (a) Each payment by the Company in respect of the Notes shall be made, under all circumstances, without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes, levies, imposts, duties, fees, charges, deductions, withholding, restrictions or conditions of any nature whatsoever (hereinafter called “ Relevant Taxes”) imposed, levied, collected, assessed, deducted or withheld by the Government of Canada or any Provincial or other political subdivision of Canada or by the government of any other country or jurisdiction or any authority therein or thereof (other than the United States of America) from or through which payments hereunder or on or in respect of the Notes are actually made (each a “Taxing Jurisdiction”), unless such imposition, levy, collection, assessment, deduction, withholding or other restriction or condition is required by law. If the Company is required by law to make any payment under this Agreement in respect of the Notes subject to such deduction, withholding or other restriction or condition, then the Company shall forthwith (a) pay over to the government or taxing authority imposing such tax the full amount required to be deducted, withheld from or otherwise paid by the Company (including the full amount required to be deducted or withheld from or otherwise paid by the Company in respect of the Tax Indemnity Amounts (as defined below)), and (b) pay each holder of the Notes such additional amounts (“Tax Indemnity Amounts”) as may be necessary in order that the net amount of every payment made to each holder of Notes, after provision for payment of such Relevant Taxes (including any required deduction, withholding or other payment of tax on or with respect to such Tax Indemnity Amounts), shall be equal to the amount which such holder would have received had there been no imposition, levy, collection, assessment, deduction, withholding or other restriction or condition. Notwithstanding the provisions of this Section 14.3, no such Tax Indemnity Amounts shall be payable (i) to any holder of the Notes which is liable for any tax, assessment or other governmental charge by reason of it being or having been effectively connected to Canada for any reason or in any capacity other than solely as a holder of a Note, (ii) for or on account of any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure of the holder of a Note to complete, execute and deliver to the Company any form or document to the extent applicable to such holder that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the Company in order to enable the Company to make payments pursuant to this Section 14.3 without deduction or withholding for taxes, assessments or governmental charges, or with deduction or withholding of such lesser amount, which form or document shall be delivered within one hundred twenty (120) days of a written request therefor by the Company, or (iii) in the case where such holder of a Note is not a resident \~~(for~~\within the \~~purposes of the Income Tax Act (Canada)) of Canada,~~\meaning of the United States-Canada Tax Convention (1980) (as amended), the Company shall not be obligated to pay any amount in excess of the amount which the Company would have been obligated to pay hereunder if such holder \~~had been acting at arms’ length for the~~\were resident in the United States of America for purposes of \~~the Income Tax Act (Canada)~~ \such convention. If in connection with the payment of any such Tax Indemnity Amounts, any holder of the Notes that is a United States person within the

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

meaning of the Code, a United Kingdom person within the meaning of the Inland Revenue tax code or a foreign person engaged in a trade or business within the United States of America or the United Kingdom, incurs taxes imposed by the United States of America, the United Kingdom or any political subdivision or taxing authority therein on such Tax Indemnity Amounts, the Company shall pay to such holder of the Notes such further amount as will insure that the net amount actually received by that holder of the Notes (taking into account any withholding or deduction in respect of any such further amount) is equal to the amount which such holder of the Notes would have received had such withholding or deduction not been made.

(b)          If the Company makes payment of Tax Indemnity Amounts and a recipient thereof subsequently receives a cash refund in respect thereof from the governmental body to which the Relevant Taxes giving rise to the Tax Indemnity Amount were paid (a “Tax Refund”), and such recipient is able to identify the Tax Refund as being attributable to the Relevant Taxes with respect to which the Tax Indemnity Amounts are paid, then such recipient shall, to the extent that it can do so without prejudice to the retention of the amount of such Tax Refund or the right of such recipient to obtain any other relief or allowance available to it, reimburse the Company such amount as it shall determine to be the proportion of the Tax Refund as will leave such recipient, after the reimbursement, in no worse position than such recipient would have been in if payment of the Tax Indemnity Amounts had not been required. Such recipient may charge to the Company (and may deduct from amounts reimbursable to the Company hereunder) a fee reasonably determined by such recipient to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to the Company. The foregoing notwithstanding, nothing in this Section 14.3 shall restrict the right of any recipient to arrange its tax affairs as it shall think fit or require any recipient to disclose any information regarding its tax affairs or any computation pursuant hereto which, in such recipient’s judgment, constitutes confidential information.

SECTION 15.   EXPENSES, ETC.

Section 15.1 Transaction Expenses. Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys’ fees of a special counsel and, if reasonably required, local or other counsel) incurred by you and each Other Purchaser or holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, the Other Agreements, the Notes, or any \~~Subsidiary Guaranty~~\Financing Document (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Other Agreements, the Notes, or any \~~Subsidiary Guaranty~~\Financing Document, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Other Agreements, the Notes, or any \~~Subsidiary Guaranty~~\Financing Document, or by reason of being a holder of any Note, (b) the costs and expenses, including financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Company or any\ ~~Restricted~~\ Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby, by the Notes, or any \~~Subsidiary Guaranty~~\Financing Document, and (c) the fees and costs incurred in connection with the initial filing of this Agreement and all related documents and financial information and all subsequent annual and interim filings of documents and financial

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

information related to this Agreement, with the Securities Valuation Office of the National Association of Insurance Commissioners or any successor organizations succeeding to the authority thereof. The Company will pay, and will save you and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those retained by you).

Section 15.2 Survival. The obligations of the Company under this Section 15 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, the Notes, and the termination of this Agreement.

SECTION 16. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by you of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of you or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company pursuant to this Agreement. Subject to the preceding sentence, this Agreement, the Notes and the other Financing Documents embody the entire agreement and understanding between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

SECTION 17.   AMENDMENT AND WAIVER.

Section 17.1 Requirements. This Agreement, the Notes, and any Subsidiary Guaranty may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Sections 1, 2.1, 3, 4, 5, 6 or 21 hereof, or any defined term (as it is used therein), will be effective as to you unless consented to by you in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver or (iii) amend any of Sections 8, 11(a), 11(b), 12, 14.3, 17 or 20.

Section 17.2  Solicitation of Holders of Notes.

(a)          Solicitation. The Company will provide each holder of the Notes (irrespective of the amount or series of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes or any Subsidiary Guaranty. The Company will

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

SECTION 22.   MISCELLANEOUS.

Section 22.1          Currency of Payments, Indemnification.\ ~~(a)~~ \

(a)      U.S. Dollar Notes. Any payment made by the Company to any holder of the U.S. Dollar Notes or for the account of any such holder in respect of any amount payable by the Company hereunder or under the U.S. Dollar Notes shall be made in U.S. Dollars. Any amount received or recovered by such holder other than in U.S. Dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Company or otherwise) in respect of any such sum expressed to be due hereunder or under the U.S. Dollar Notes shall constitute a discharge of the Company only to the extent of the amount of U.S. Dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so). If the amount of U.S. Dollars so purchased is less than the amount of U.S. Dollars expressed to be due hereunder or under the U.S. Dollar Notes, the Company shall indemnify such holder in U.S. Dollars against any loss sustained by such holder as a result, and in any event, the Company shall indemnify such holder against the cost of making any such purchase. These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the U.S. Dollar Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder and under any U.S. Dollar Note or any judgment or order and shall survive the payment of the U.S. Dollar Notes and the termination of this Agreement.

(b)     Pounds Sterling Notes. Any payment made by the Company to any holder of the Pounds Sterling Notes or for the account of any such holder in respect of any amount payable by the Company hereunder or under the Pounds Sterling Notes shall be made in Pounds Sterling. Any amount received or recovered by such holder other than in Pounds Sterling (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Company or otherwise) in respect of any such sum expressed to be due hereunder or under the Pounds Sterling Notes shall constitute a discharge of the Company only to the extent of the amount of Pounds Sterling which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so). If the amount of Pounds Sterling so purchased is less than the amount of Pounds Sterling expressed to be due hereunder or under the Pounds Sterling Notes, the Company shall indemnify such holder in Pounds Sterling against any loss sustained by such holder as a result, and in any event, the Company shall indemnify such holder against the cost of making any such purchase. These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the Pounds Sterling Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

(ii) the Company, or any of the\ ~~Restricted~~\ Subsidiaries adopts a material change in an accounting policy in order to more appropriately present events or transactions in its financial statements;

and in either case the above change would require disclosure under GAAP in the consolidated financial statements of the Company and would cause an amount required to be determined for the purposes of a financial covenant under Section 10.1, \ ~~10.2,~~ \10.3,\ ~~10.4~~\ or 10.5 or otherwise (a “Financial Covenant”) to be materially different than the amount that would be determined without giving effect to such change, the Company shall notify each holder of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect or anticipated effect on the current and immediately prior year’s financial statements in accordance with GAAP and state whether the Company desires to revise the method of calculating one or more of the Financial Covenants (including the revision of any of the defined terms used in the determination of such Financial Covenant) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Covenant will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Covenant. The Accounting Change Notice shall be delivered to the holders within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period.

If, pursuant to the Accounting Change Notice, the Company does not indicate that it desires to revise the method of calculating one or more of the Financial Covenants, the Required Holders may, within 45 days of receipt of the date of the Accounting Change Notice, notify the Company that they wish to revise the method of calculating one or more of the Financial Covenants in the manner described above.

If either the Company or the Required Holders so indicate that they wish to revise the method of calculating one or more of the Financial Covenants, the Company and the Required Holders shall in good faith attempt to agree on a revised method of calculating the Financial Covenants. If, however, within 120 days of the foregoing notice by the Company or the Required Holders of their desire to revise the method of calculating one or more of the Financial Covenants, the Company and the Required Holders have not reached agreement in writing on such revised method of calculation, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change. For greater certainty, if no notice of a desire to revise the method of calculating the Financial Covenants in respect of an Accounting Change is given by either the Company or the Required Holders within the applicable time period described above, the method of calculating the Financial Covenants shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Covenants shall be determined after giving effect to such Accounting Change.

If a certificate is delivered pursuant to Section 7.2 in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Covenants, and subsequently, as provided above, the method of calculating one or more of the Financial Covenants is revised in response to such

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

Accounting Change, or the amounts to be determined pursuant to any of the Financial Covenants are to be determined without giving effect to such Accounting Change, the Company shall deliver within 30 days of such revision a revised certificate in accordance with Section 7.2. Any Default or Event of Default arising as a result of the Accounting Change and which is cured by this Section 22.10 shall be deemed to be of no effect ab initio.

Section 22.11 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 22.12 Construction. Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

Section 22.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 22.14 Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta and the laws of Canada applicable therein.

Section 22.15 Submission to Jurisdiction. The Company agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any holder of a Note to take proceedings in any other jurisdictions, whether concurrently or not. The Company agrees that final judgment in any such suit, action or proceeding brought in such courts shall be conclusive and binding upon it and may be enforced against it in the courts of Canada (or any other courts to the jurisdiction of which it or its property is subject) by a suit upon such judgment, provided that it does not waive any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment.

Section 22.16 Exchange Rate. For the purpose of (a) determining the percentage ownership of Notes under the definition of “Required Holders”\ ~~or~~\, (b) determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

then outstanding, or (c) determining the pro rata allocation of partial prepayment under \~~Section 8.2,~~\Sections 8.2 and 8A, the principal amount of any outstanding \~~Cdn. Dollar~~\U.S. Dollar Notes, Pounds Sterling Notes or 2010 Notes shall be deemed to be the Canadian Dollar equivalent of the principal amount \~~in U.S. Dollars calculated on the basis of an exchange rate of 1.00 Cdn. Dollars to 1.00 U.S. Dollar and the principal amount of any outstanding Pounds Sterling Notes shall be deemed to be the equivalent amount in U.S. Dollars calculated on the basis of an exchange rate of 0.62 Pounds Sterling to 1.00 U.S. Dollars.~~\of each Note or 2010 Note, calculated based on the daily average exchange rate quoted by the Bank of Canada at approximately the close of business on the Business Day which is two (2) Business Days prior to the date set for such computation pursuant to the foregoing clauses (a) through (c), and if no such rate is quoted, the spot rate of exchange quoted by the Bank Agent in Toronto, Ontario at approximately noon (Toronto time) on the Business Day which is (2) Business Days prior to the date set for computation in accordance with its normal practice or, if such date of computation is not a Business Day, on the Business Day immediately preceding such date.

*  *  *  *  *\

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon the foregoing shall become a binding agreement between you and the Company.

Very truly yours,

PENGROWTH ENERGY CORPORATION

By	\~~“Chris Webster”~~\
\ ~~Its Chris Webster~~\
\ ~~Chief Financial Officer~~\

By	\~~“Dean Evans”~~\
\ ~~Its Dean Evans~~\ \ ~~Treasurer~~\

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

Accepted as of the date of this Agreement

PURCHASER INFORMATION REDACTED

\~~Pengrowth Energy Corporation  Note Purchase Agreement~~\

SCHEDULE A

INFORMATION RELATING TO PURCHASERS

	SERIES OF	PRINCIPAL AMOUNT
NAME AND ADDRESS OF PURCHASER	NOTE(S)	OF NOTES TO BE
PURCHASED

PURCHASER INFORMATION AND ACCOUNT INFORMATION REDACTED

SCHEDULE B

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“2003 Note Agreements” means those certain Note Purchase Agreements, each dated as of April 23, 2003 between and among Pengrowth Corporation (amalgamation predecessor to the Company), the Trust and the Persons named in Schedule A thereto (together with their successors and assigns), as the same may from time to time be supplemented or amended.

“2005 Note Agreements” means those certain Note Purchase Agreements, each dated as of December 1, 2005 between and among Pengrowth Corporation (amalgamation predecessor to the Company), the Trust and the Persons named in Schedule A thereto (together with their successors and assigns), as the same may from time to time be supplemented or amended.

“2007 Note Agreements” means those certain Note Purchase Agreements, each dated as of July 26, 2007 between and among Pengrowth Corporation (amalgamation predecessor to the Company), the Trust and the Persons named in Schedule A thereto (together with their successors and assigns), as the same may from time to time be supplemented or amended.

“2008 Note Agreements” means those certain Note Purchase Agreements, each dated as of August 21, 2008 between and among Pengrowth Corporation (amalgamation predecessor to the Company), the Trust and the Persons named in Schedule A thereto (together with their successors and assigns), as the same may from time to time be supplemented or amended.

“2010 Make-Whole Amount” means the Make-Whole Amount, as defined in the 2010 Note Agreements, subject to Section 8B of the 2010 Note Agreements.

“2010 Note Agreements” means those certain Note Purchase Agreements, each dated as of May 11, 2010 between and among Pengrowth Corporation (amalgamation predecessor to the Company), the Trust and the Persons named in Schedule A thereto\ (together with their ~~successors 2007 NPA” means Note Purchase Agreements, dated July 26, 2007, to which the Company is a party, as amended, restated, supplemented or otherwise modified from time to time.~~\\~~“2008 NPA” means Note Purchase Agreements, dated August 21, 2008, to which the Company is a party~~\, as amended, restated, supplemented or otherwise modified from time to time.

“2010 \~~NPA~~\Notes” means the notes outstanding under the 2010 Note \ ~~Purchase Agreements, dated May 11, 2010, to which the Company is a party, as amended, restated, supplemented or otherwise modified from time to time~~\Agreements.

\~~“2015 Bank Agreement” means that certain Amended and Restated Credit Agreement, dated March 30, 2015, among the Company, Royal Bank of Canada, as agent, and the financial institutions party thereto as lenders, as amended, restated, supplemented or otherwise modified from time to time and assigns), as the same may from time to time be supplemented or amended.~~\

“Accounting Change” is defined in Section 22.10.

“Accounting Change Notice” is defined in Section 22.10.

“Acquiror” is defined in Section 8.8(f).

“Additional Provision” is defined in Section 9.12.

“Affiliate” means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of Voting Equity Interests of the Company or any Restricted Subsidiary or any corporation of which the Company and its Restricted Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of Voting Equity Interests. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“Anti-Money Laundering Laws” is defined in Section 5.16(c).

“Applicable Law” means any and all Canadian and United States federal, provincial, state and local laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, license agreements or governmental restrictions applicable to the matter in question.

“Applicable Rate” means with respect to:

(a)          any Series A Note, commencing on the Second Amendment Effective Date, 5.49% per annum,

(b)          any Series B Note, (i) commencing on the Second Amendment Effective Date through and including December 31, 2019, 6.07% per annum and (ii) commencing January 1, 2020 and thereafter, 7.07% per annum,

(c)          any Series C Note, (i) commencing on the Second Amendment Effective Date through and including December 31, 2019, 6.17% per annum and (ii) commencing January 1, 2020 and thereafter, 7.17% per annum,

(d)          any Series D Note, (i) commencing on the Second Amendment Effective Date, 5.45% per annum, and

(e)          any Series E Note, (i) commencing on the Second Amendment Effective Date through and including December 31, 2019, 6.74% per annum and (ii) commencing January 1, 2020 and thereafter, 7.74% per annum, it being understood that the interest rates referred to in the foregoing clauses (a) through (e), inclusive, shall not be used in any computation of the Make-Whole Amount which shall, instead, be computed using the applicable Original Coupon.

“Asset Disposition” means any sale, transfer, lease, assignment or other disposition of, or the grant or creation of an in rem right or interest in, any property or assets, by whatever means effected, by the Company or any Subsidiary (including, without limitation, (a) the transfer by the Company or any Subsidiary of overriding royalty interests, net profit interests, reversionary interests, carried interests or other similar interests in petroleum or natural gas substance production and (b) the sale of Equity Interests in any Person other than the seller, and (c) any such disposition, grant or creation effected by a merger or amalgamation, other than a consolidation, merger or amalgamation permitted by Section 10.6(c).

“Asset Disposition Event” is defined in Section 8A.1(a).

“Bank Agent” means Royal Bank of Canada and its successors and, assigns or replacements as administrative agent under the \~~applicable Bank Facilities~~\Bank Facility.

“Bank Commitment Reduction Event” is defined in Section 8A.1(c).

“Bank Facilities” means collectively: (a) that certain Amended and Restated Credit Agreement dated as of January 1, 2011 as amended by the First Amending Agreement to Amended and Restated Credit Agreement dated as of November 29, 2011, in each case, among the Company, the Bank Agent and the lenders which are parties thereto, and (b) that certain Letter Agreement dated as of January 1, 2011, in each case, between the Company and Royal Bank of Canada, as lender, as each such agreement may from time to time be further supplemented, modified, amended, restated, refinanced, renewed or replaced.

“Bank Facility” means that certain Amended and Restated Credit Agreement dated as of March 30, 2015, as amended by the First Amending Agreement to Amended and Restated Credit Agreement dated as of December 10, 2015, and the Second Amending Agreement to Amended and Restated Credit Agreement dated as of October 12, 2017, in each case, among the Company, the Bank Agent and the lenders which are parties thereto, as such agreement may from time to time be further supplemented, modified, amended, restated, refinanced, renewed or replaced.

“Bank Facility Commitment” means Total Commitment, as such term is defined in the Bank Facility.

“Blocked Person” is defined in Section 5.16(a).

“Business Day” means (a) for the purposes of Section 8.7 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in Calgary, Alberta, Canada or New York, New York are required or authorized to be closed.

“Can. $”, “Canadian Dollars” or “Cdn. Dollars” shall mean lawful money of Canada in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of Canada that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.\~~“Cdn. Dollar Notes” shall mean the Series E Notes.~~\

“Canadian Sanctions Designated Person” is defined in Section 5.16(e)(i).

“Cdn. Dollar Notes” shall mean the Series E Notes.

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

“cash” means cash and Cash Equivalents.

"Cash Equivalents" means:

(a)	Canadian Dollars or U.S. Dollars;

(b)          securities issued by or directly and fully guaranteed or insured by the federal governments of Canada or the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the federal governments of Canada or the United States is pledged in support of those securities) having maturities of not more than 365 days from the date of acquisition;

(c)          certificates of deposit, guaranteed investment certificates and eurodollar time deposits with maturities of 365 days or less from the date of acquisition, bankers' acceptances or bearer deposit notes with maturities not exceeding 365 days and overnight bank deposits, in each case, with the Bank Agent or any lender under the Bank Facility or with any United States commercial bank or any Canadian chartered bank (or comparable financial institution, including Alberta Treasury Branches) having capital and surplus in excess of Can.$500,000,000 and a senior unsecured rating of "A-" or better by S&P and "A3" or better by Moody's;

(d)          repurchase obligations with a term of not more than seven days for underlying securities of the types described in subparagraphs (b) and (c) above entered into with any financial institution meeting the qualifications specified in subparagraph (c) above;

(e)          commercial paper rated at least P-l by Moody's or A-l by S&P or at least R-l by DBRS and in each case maturing within 365 days after the date of acquisition; and

(f)           money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in subparagraphs (a) through (e) of this definition.

“CICA” means the Canadian Institute of Chartered Accountants or any successor thereto.

“CISADA” means the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, United States Public Law 111195, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Closing” is defined in Section 3.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Collateral\ ~~Account ” shall mean a Canadian or U.S. Dollar account established and maintained in Canada by the Company (at its own expense) with a Significant Bank in respect of which the Company has executed and delivered a Security Agreement Re: Collateral Account in a form acceptable to the Required Holders creating a first security interest in favor of the holders of the Notes (or if the Company is so contractually obligated, Senior Pro Rata Debt), and has delivered to the holders of the Notes a favorable opinion of counsel satisfactory to the Required Holders as to the legality, validity and enforceability thereof and non-conflict with laws and applicable charter or organizational documents, and as to such other matters as the Required Holders require.~~\” means, with respect to the Company or any of its Subsidiaries, all property of such party (whether now owned or hereafter acquired) in which such party is granting a Lien in favor of the Collateral Agent, for the benefit of the Secured Parties, to secure the obligations and liabilities of the Company and its Subsidiaries under the Financing Documents and all proceeds, products, accessions, rents and profits of or in respect of any of the foregoing.

“Collateral Agent” has the meaning specified in the Intercreditor Agreement.

“Company” means Pengrowth Energy Corporation, a corporation amalgamated under the laws of the Province of Alberta.

“Confidential Information” is defined in Section 20.

“Consolidated EBITDA” for any period means, without duplication, the sum of (a) Consolidated Net Income during such period plus (b) (to the extent deducted in determining Consolidated Net Income), (1) all provisions for federal, provincial or other income and capital taxes made by the Company and its\ ~~Restricted~~\ Subsidiaries during such period, (2) all provisions for depletion, depreciation and amortization (other than amortization of debt discount) made by the Company and its\ ~~Restricted~~\ Subsidiaries during such period, (3) Consolidated Interest Expense during such period, and (4) non-cash items attributable to such period. Notwithstanding the foregoing, solely for purposes of calculating the Interest Coverage Ratio for any quarter ended after June 30, 2017, Consolidated EBITDA for such quarters shall exclude (i) any gains or losses from Swap Liquidations and (ii) any royalties received from royalty arrangements.

“Consolidated Interest Expense” of the Company and its\ ~~Restricted~~\ Subsidiaries on a consolidated basis for any period means, without duplication, all interest (including the interest component of Capital Leases as determined in accordance with GAAP) and all amortization of debt discount and expense on\ all\ Consolidated Total Debt (including, without limitation, payment-in -kind, zero coupon and other like Securities) but excluding one-time costs incurred in connection with the Second Amendment and any amendment to the Bank Facility concurrent therewith, including without limitation any amendment fee or professional fees, that might otherwise be included; provided that for purposes of this definition, (a) if any Person \~~(~~\or \~~the~~ \assets \~~of any Person) is~~\are acquired by the Company or a \~~Restricted~~ \Subsidiary (whether, in case of any acquisition of a Person, by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation\ such that it becomes a Restricted Subsidiary ~~(or assets of the Company or a Restricted Subsidiary)~~ \, Debt in respect of such acquisition shall be deemed to have been incurred on and as of the first day of such calculation period; \~~and if any Restricted Subsidiary (or the assets thereof) is disposed of by the Company or a Restricted Subsidiary (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to a Restricted Subsidiary (or the assets cease to be owned by the Company or a Restricted Subsidiary)~~\ (b) if Debt is repaid directly or indirectly with the proceeds of any Asset Disposition during such period, such Debt \ ~~relating to the entity or assets disposed of~~ \shall be deemed to have been repaid \~~on and as of the first day~~\immediately prior to the commencement of such\ ~~calculation~~\ period; and (c) Debt in respect of the notes issued under the 2008 Note Agreements shall be deemed to have been repaid on September 30, 2017. The Make-Whole Amount shall not constitute part of Consolidated Interest Expense (although any interest on the Make-Whole Amount shall constitute part of Consolidated Interest Expense).

“Consolidated Net Income” for any period means, without duplication, consolidated net profit (or loss) of the Company and its\ ~~Restricted~~\ Subsidiaries on a consolidated basis, after excluding extraordinary gains and losses, and after excluding all net profit (or loss) attributable to Non-Recourse Projects, all determined in accordance with GAAP; provided that for purposes of this definition, if any Person (or the assets of any Person), or any group of assets to which it is practicable to attribute net profit (or loss), is acquired by the Company or a \ ~~Restricted~~ \Subsidiary (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation\ such that it becomes a Restricted Subsidiary (or assets ~~of the Company or a Restricted Subsidiary)~~\, such acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if any \~~Restricted~~ \Subsidiary (or the assets thereof), or any group of assets to which it is practicable to attribute net profit (or loss), is disposed of by the Company or a \~~Restricted~~ \Subsidiary (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation\ ~~such that it ceases to a Restricted Subsidiary (or the assets cease to be owned by the Company or a Restricted Subsidiary)~~\, such disposition shall be deemed to have been made \~~on and as of the first day~~\immediately prior to the commencement of such calculation period.

\~~“Consolidated Net Worth” means, without duplication and as of the date of any determination thereof, the sum of shareholders’ equity as shown on the most recent consolidated statement of financial position of the Company, all determined in accordance with GAAP, after deducting all items constituting Non Recourse Projects and Non-Recourse Debt.~~\

\~~“Consolidated Priority Debt” means, without duplication, all Priority Debt of the Company and its Restricted Subsidiaries determined on a consolidated basis after eliminating inter-company items.~~\

\~~“Consolidated Tangible Assets” mean, without duplication, as of the date of any determination thereof, the total assets of the Company and its Restricted Subsidiaries appearing on the most recent consolidated statement of financial position of the Company prepared in accordance with GAAP as at such date of determination,~~ after ~~eliminating all intercompany transactions and all amounts properly attributable to goodwill, patents, trademarks and other similarly classified intangible assets; for clarification, any expenditures on property, plant and~~

~~equipment not in excess of fair market value at the time incurred shall not be characterized as similarly classified intangible assets for the purposes of this definition.~~\

“Consolidated Total Debt to Capitalization Ratio” means, as at a certain date, the ratio of Consolidated Total Debt to Total Capitalization.

“Consolidated Total Debt” means, without duplication, all Debt of the Company and its \~~Restricted~~ \Subsidiaries, with debt for borrowed money taken at the face value thereof in the case of Sections 10.3, 10.5(b) and 10.5(c), determined on a consolidated basis after eliminating inter-company items.

\~~“ Consolidated Total Established Reserves” means, without duplication, the sum of (a) 100% of the Present Value of Consolidated Total Proven Reserves of the Company and its Restricted Subsidiaries and (b) 50% of the Present Value of Consolidated Total Probable Reserves of the Company and its Restricted Subsidiaries.~~\

\~~“ Consolidated Total Probable Reserves” means, without duplication, the aggregate of all Probable Reserves of the Company and its Restricted Subsidiaries as contained in the then Current Reserve Report, adjusted to exclude those Probable Reserves that are subject to Liens not expressly permitted by clauses (a) through (m) and clause (o) of Section 10.4.~~\

\~~“Consolidated Total Proven Reserves” means, without duplication, the aggregate of all Proven Reserves of the Company and its Restricted Subsidiaries as contained in the then Current Reserve Report, adjusted to exclude those Proven Reserves that are subject to Liens not expressly permitted by clauses (a) through (m) and clause (o) of Section 10.4.~~\

“Controlled Entity” means any of the Subsidiaries of the Company and any of their or the Company’s respective Controlled Affiliates. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Crown” means the federal government of Canada and government of any of its provinces and territories.

\~~“Current Reserve Report” means the evaluation report with respect to the crude oil, natural gas liquids and natural gas reserves of the Company and its Restricted Subsidiaries, of which at least 70% of the PV12 Value of the Consolidated Total Established Reserves have been evaluated by the Independent Engineer using their price forecasts in effect at that time (any remainder of which may be evaluated by the Independent Engineer, or by the Company’s inhouse or outside engineers, in any case using the same price forecasts of the Independent Engineer in effect at that time, as aforesaid), delivered by the Company pursuant to Section 7.1(g), or, at the Company’s option, delivered subsequent thereto (by way of a new report or an addition to, or composite of, the previous report) for the purpose of reflecting any changes to Probable Reserves and Proven Reserves that have taken place or will take place prior to the date on which any calculation based on the Current Reserve Report is to be effective.~~\

\~~“Debenture Indenture” means the note indenture dated August 27, 2007, as amended by a first supplemental note indenture dated December 3, 2009, as amended and restated by a second supplemental note indenture dated December 31, 2010, and as amended by a third supplemental note indenture dated February 21, 2012, in each case between NAL Energy Corporation (“NAL”) and Computershare Trust Company of Canada (the “Debenture Trustee”), and as further amended by a fourth supplemental note indenture dated May 31, 2012 between the Company, NAL and the Debenture Trustee.~~\

\~~“Debentures” means the 6.25% convertible unsecured subordinated debentures due March 31, 2017, issued pursuant to the Debenture Indenture.~~\

"DBRS" means DBRS Limited and any successors thereto.

\~~“ Debt”~~\ “Debt” means, as such term is used in any one or more of Sections 1, 2.1, 3, 4, 5, 6 and 21, with respect to any Person\ ~~means~~\, at any time\~~,~~\ and without duplication,

(a)  \~~(a)~~ \its liabilities for borrowed money determined in accordance with GAAP;

(b) \~~(b)~~ \its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) \~~(c)~~ \all liabilities appearing on its statement of financial position in accordance with GAAP in respect of Capital Leases;

(d) \~~(d)~~ \all liabilities for borrowed money secured by any Lien on any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e) \~~(e)~~ \all liabilities in respect of acceptances or letters of credit, other credit enhancement instruments or other instruments serving a similar function issued or created for its account and reimbursement obligations in respect of credit enhancement instruments which in any case are, in substance, financial guarantees (whether or not representing obligations for borrowed money); and

(f) \~~(f)~~ \any Guaranty of such Person with respect to liabilities of a type described in any of clauses (a) through (e) of this definition;

provided that in connection with any calculation of Debt of such Person, there shall be excluded therefrom Subordinated Debt and Non-Recourse Debt of such Person, and there shall be included all obligations of such Person of the character described in clauses (a) through (f) of this definition to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.

As used in any provision of this Agreement other than those identified above in this definition, and as used in any Financing Document, “Debt” means, with respect to any Person, at any time and without duplication,

(i) its liabilities for borrowed money determined in accordance with GAAP;

(ii) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(iii) all liabilities appearing on its statement of financial position in accordance with GAAP in respect of Capital Leases;

(iv) all liabilities for borrowed money secured by any Lien on any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(v) all liabilities in respect of acceptances or letters of credit, other credit enhancement instruments or other instruments serving a similar function issued or created for its account and reimbursement obligations in respect of credit enhancement instruments which in any case are, in substance, financial guarantees (whether or not representing obligations for borrowed money); and

(vi) any Guaranty of such Person with respect to liabilities of a type described in any of clauses (i) through (v) of this definition;

provided that in connection with any calculation of Debt of such Person, there shall be included (A) Subordinated Debt and Non-Recourse Debt of such Person and (B) all obligations of such Person of the character described in clauses (i) through (vi) of this definition to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“ Default Rate” means, as of any date (a) with respect to \~~the~~ \any U.S. Dollar \~~Notes~~\Note, that rate of interest that is the greater of (i) 2% per annum above the \~~rate of interest stated in clause (a) of the first paragraph of the applicable~~\Applicable Rate with respect to such U.S. Dollar Note or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its “base” or “prime” rate for such date, (b) with respect to \ ~~the~~\any Pounds Sterling \~~Notes~~\Note, that rate of interest that is the greater of (i) 2% per annum above the \~~rate of interest stated in clause (a) of the first paragraph of the applicable~~ \Applicable Rate with respect to such Pounds Sterling Note or (ii) 2% over the rate of interest publicly announced by Barclays Bank plc in London, England as its “base” or “prime” rate for such date, and (c) with respect to \~~the~~\ any Cdn. Dollar \~~Notes~~ \Note, that rate of interest that is the greater of (i) 2% per annum above the \~~rate of interest stated in clause (a) of the first paragraph of the applicable~~\Applicable Rate with respect to such Cdn. Dollar Note or (ii) 2% over the rate of interest publicly announced by Royal Bank of Canada as its prime rate for determining the interest rate it will charge for Can. Dollar loans made by it in Canada\~~.~~\ on such date.

“Delayed Acceptance Date” is defined in Section 8A.2(b).

“ \~~Disposition Year” is defined in Section 10.7(b)(ii).~~ \Delayed Special Offer Prepayment Date” is defined in Section 8A.2(b).

\~~“Eligible Reinvestments” means any of the following:~~\

\~~(a) expenditures to explore and develop the existing petroleum and/or natural gas properties of the Company and its Restricted Subsidiaries in Canada or the continental United States of America (including Alaska), and~~\

\~~(b) investments (whether by purchase, exchange of other properties, or other outlay, and whether direct or by acquisition of Equity Interests) to acquire or improve property, plant or equipment in the upstream oil and gas business and situate in such areas.~~\

"Engineering Report " means a report (in form and substance satisfactory to the Required Holders, acting reasonably) prepared by the Independent Engineer or Independent Engineers, as the case may be, respecting the reserves of Petroleum Substances attributable to the assets and undertakings of the Company and its Subsidiaries, which report shall, as of the effective date of such report, set forth, inter alia, (a) the proved, developed, producing reserves of Petroleum Substances, (b) proved, developed nonproducing reserves of Petroleum Substances, (c) proved and undeveloped reserves of Petroleum Substances and (d) the probable reserves of Petroleum Substances, in each case, attributable to the assets and undertakings of the Company and its Subsidiaries and, for each ensuing 12 month period following the effective date of such report: anticipated rates of production, depletion and reinjection of Petroleum Substances; Crown, freehold and overriding royalties and freehold mineral taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; production, revenue, value-added, wellhead or severance Taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; operating costs; gathering, transporting, processing, marketing and storage fees payable with respect to Petroleum Substances produced from or attributable to such assets and undertakings; capital expenditures expected to be necessary to achieve anticipated rates of production; and net cash flow with respect to such assets and undertakings, including all revenues, expenses and expenditures described above; but not, for greater certainty, any overhead recoveries or operators' fees or charges from third parties.

“Environmental Laws” means any and all Canadian and United States federal, provincial, state and local laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of human health or the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes or Hazardous Materials, air emissions and discharges to waste or public systems.

“Equity Interests” means in the case of a corporation, shares of capital stock of any class or series, including warrants, rights, participating interests or options to purchase or otherwise acquire any class or series of capital stock or Securities exchangeable for or convertible into any class or series of capital stock, and in the case of any other Person or entity shall mean any class or series of partnership interests, units, membership interests or like interests constituting equity, and in the case of each of the foregoing, any part or portion thereof or participation in any of the foregoing.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

“Event of Default” is defined in Section 11.

“Exchange Act” means the Securities Exchange Act of 1934 (United States), as amended.

“Existing Private Placement Note Agreements” means the 2003 Note Agreements, the 2005 Note Agreements, the 2007 Note Agreements, the 2008 Note Agreements and the 2010 Note Agreements.

“Financial Covenant” is defined in Section 22.10.

“\~~First Amendment” means that certain First Amendment and Waiver to Note Purchase Agreements dated as of October 18, 2012, dated as of December 21, 2016, among the Company and the holders of the Notes.~~\Financing Documents” means, collectively, this Agreement, the Notes, each Subsidiary Guaranty, the Intercreditor Agreement, the Security Documents, and any other agreement, certificate and/or instrument executed and/or delivered in connection therewith, each as may be amended, restated or otherwise modified from time to time.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada, as adopted and modified (if applicable) by the CICA from time to time, applied on a consistent basis, and which as of the date hereof are IFRS.

“Governmental Authority” means

(a) \~~(a)~~ \the government of

(i) Canada or any provincial or other political subdivision thereof, or

(ii) the United States of America or any state or other political subdivision thereof, or

(iii) any jurisdiction in which the Company or any Restricted Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Restricted Subsidiary, or

(b)          \~~(b)~~ \any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Grantor” is defined in the Security Documents.

“Guaranty” means, without duplication and with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Debt, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a)          to purchase such Debt or obligation or any property constituting security therefor;

(b)          to advance or supply funds (i) for the purchase or payment of such Debt or obligation, or (ii) to maintain any working capital or other statement of financial position condition or any statement of comprehensive income condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Debt or obligation;

(c)          to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Debt or obligation of the ability of any other Person to make payment of the Debt or obligation; or

(d)          otherwise to assure the owner of such Debt or obligation against loss in respect thereof.

In any computation of the Debt or other liabilities of the obligor under any Guaranty, the Debt or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Hazardous Material” means any and all pollutants, toxic or hazardous wastes or any other substances, including all substances listed in or regulated under any Environmental Law, that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, regulated, prohibited or penalized by any Applicable Law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).

“holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 13.1.

“IFRS” means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the IASC Foundation and its interpretative body, the International Financial Reporting Interpretations Committee, but only to the extent that the same are adopted by the CICA as GAAP in Canada and subject to such modifications thereto as are agreed by the CICA from time to time.

“Independent Engineer” means GLJ Petroleum Consultants Ltd. or any other firm of independent petroleum engineers of recognized North American standing retained by the Company to evaluate its \~~Proven Reserves and Probable Reserves~~\reserves of Petroleum Substances.

“Initial Acceptance Date” is defined in Section 8A.2(b).

“Initial Special Offer Prepayment Date” is defined in Section 8A.2(b).

“Initial Subsidiary Guarantors” is defined in Section 2.2.

“Institutional Investor” means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

“Intercreditor Agreement” means that certain Intercreditor and Collateral Agency Agreement, dated as of October 12, 2017, by and among the Collateral Agent, the Bank Agent and the holders of the Notes and the 2010 Notes, as the same may from time to time be amended, restated, supplemented or otherwise modified.

“Interest Coverage Ratio” is defined in Section 10.1.

“Lien” means, without duplication and with respect to any Person, any mortgage, lien, pledge, fixed or floating charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person.

“Lindbergh Assets” means those heavy oil reserves and related properties, assets and facilities located in the Lindbergh area of East Central Alberta which are owned or otherwise held by the Company disclosed on page 10 of the Company’s Annual Information Form dated February 28, 2017.

“Make-Whole Amount” is defined in Section \~~8.7.~~\8.7, is subject to Section 8B and, as used in Section 8A.2, is subject to Section 8A.2(g).

“ Material” means material in relation to the business, operations, financial condition, assets or properties of the Company and the\ ~~Restricted~~\ Subsidiaries taken as a whole.

“Material Adverse Effect” means\ ~~a material adverse effect on (a) the business, operations, financial condition, assets or properties of the Company and its Restricted Subsidiaries taken as a whole, or (b) the ability of the Company to perform its obligations under this Agreement or the Notes, or (c) the validity or enforceability of this Agreement or the Notes.~~\, as such term is used in any one or more of Sections 1, 2.1, 3, 4, 5, 6 and 21, a material adverse effect on (a) the business, operations, financial condition, assets or properties of the

Company and its Subsidiaries taken as a whole, or (b) the ability of the Company to perform its obligations under this Agreement or the Notes, or (c) the validity or enforceability of this Agreement or the Notes. As used in any provision of this Agreement other than those identified above in this definition, and as used in any Financing Document, “Material Adverse Effect” means a material adverse effect on (a) the business, operations, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company to perform its obligations under any Financing Document or (c) the validity or enforceability of any Financing Document.

“Material Credit Facility” means, as to the Company and its Subsidiaries,

(a)           the Bank Facility;

(b)           each 2010 Note Agreement; and

(b)          any other agreement(s) creating or evidencing indebtedness for borrowed money entered into on or after the Second Amendment Effective Date by the Company or any Subsidiary, or in respect of which the Company or any Subsidiary is an obligor or otherwise provides a guarantee or other credit support (“Credit Facility”), in a principal amount outstanding or available for borrowing equal to or greater than $50,000,000 (or the equivalent of such amount in the relevant currency of payment, determined as of the date of the closing of such facility based on the exchange rate of such other currency); and if no Credit Facility or Credit Facilities equal or exceed such amounts, then the largest Credit Facility shall be deemed to be a Material Credit Facility.

“Memorandum” is defined in Section 5.3.

"Moody's" means Moody's Investors Service, Inc. and any successors thereto.

“Most Favored Lender Notice” is defined in Section 9.12.

“Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in Section 4001(a)(3) of ERISA).

“Net Cash Proceeds” means, (i) in the case of a Swan Hills Disposition Event or an Asset Disposition Event, 100% of the cash received by the Company and its Subsidiaries therefrom, minus all ordinary and reasonable out-of-pocket costs and expenses actually incurred by the Company and its Subsidiaries in connection with such Swan Hills Disposition Event or Asset Disposition Event, net of taxes payable in respect of such event (subject to Section 10 .7(c)) (it being understood that in the case of Net Cash Proceeds attributable to the Swan Hills Deposit Amount, such Net Cash Proceeds may be reduced as the result of litigation relating to the Swan Hills Deposit Amount or a settlement of such litigation), and (ii) in the case of a Subordinated Debt Event, an amount of cash equal to 100% of the principal amount of the related Subordinated Debt, minus all ordinary and reasonable out-of-pocket costs and expenses actually incurred by the Company and its Subsidiaries in connection with such Subordinated Debt Event. For the avoidance of doubt, the Net Cash Proceeds attributable to an Asset Disposition Event referred to in Section 8A.1(a)(ii) shall include the Can.$15,000,000 (or its equivalent in other currencies) of Net Cash Proceeds referred to in such Section, as well as the amount in excess thereof.

“Net Special Prepayment Proceeds” shall mean the Special Prepayment Proceeds remaining after giving effect to any application thereof pursuant to clause FIRST through subclause first of clause FOURTH of Section 9(a) of the Intercreditor Agreement.

“Non-Recourse Debt” means, in respect of a Person, Debt incurred by such Person to finance the acquisition, construction or development of a Non-Recourse Project where the recourse of the lender of such Debt (or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such Debt) or any judgment in respect of such Debt is limited, in all circumstances (other than in respect of false or misleading representations, warranties and covenants (but not including, for greater certainty, any covenant to pay such Non-Recourse Debt) customary in limited recourse financing, in respect of which the lender’s recourse is against such Person on an unsecured basis) to a Non-Recourse Project acquired, constructed or developed and in respect of which such Debt has been incurred.

“Non-Recourse Project” means the acquisition, construction or development of previously undeveloped or newly acquired assets forming an economic unit capable of generating sufficient cash flow, based on the reasonable assumptions of the Company, to cover the operating costs and debt service required to finance the undertaking relating to such assets over a period of time which is less than the projected economic life of the assets and includes any commercial operation for which such assets were so acquired, constructed or developed and which is subsequently carried on with such assets by such economic unit.

“Non-U.S. Pension Plan” means any plan, fund, or other similar program established or maintained outside the United States of America by the Company and its Restricted Subsidiaries primarily for the benefit of employees of the Company and its Restricted Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides for retirement income for such employees or a deferral of income for such employees in contemplation of retirement and is not subject to ERISA or the Code.

\~~“Notes” is defined in Section 1.~~\

“Notes”, as such term is used in any one or more of Sections 1, 2.1, 3, 4, 5, 6 and 21, is defined in Section 1 and, as used in any provision of this Agreement other than those identified above and as used in any Financing Document, “Notes” means, collectively, the Series A Notes, the Series B Notes, the Series C Notes, the Series D Notes and the Series E Notes, as amended by the Second Amendment.

“Obligations” means, at any time, all direct and indirect, contingent and absolute, obligations and liabilities of the Obligors to the holders of Notes under or in connection with this Agreement and the other Financing Documents at such time, specifically including, without limitation, all accrued and unpaid interest thereon, any Make-Whole Amounts, all indemnity obligations arising under this Agreement or any other Financing Document, all fees payable in connection with prepayments, and all other fees, expenses and other amounts payable pursuant to the Financing Documents, except that if otherwise specified or required by the context, “Obligations” shall mean any portion of the foregoing.

“Obligors” means, collectively, the Company and each Subsidiary Guarantor.

“OFAC” is defined in Section 5.16(a).

“OFAC Listed Person” is defined in Section 5.16(a).

“OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing. A list of OFAC Sanctions Programs may be found at \~~http://www.ustreas.gov/offices/enforcement/ofac/programs/~~\http://www.ustreas.gov/offices/enfo rcement/ofac/programs/.

\~~“Other NPA Notes” means the notes outstanding under the Other NPAs.~~\

\~~“Other NPAs” means, collectively, the 2007 NPA, the 2008 NPA and the 2010 NPA; and “Other NPA” means any of the 2007 NPA, the 2008 NPA and the 2010 NPA.~~\

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

“Original Coupon” means (i) with respect to the Series A Notes, 3.49% per annum, (ii) with respect to the Series B Notes, 4.07% per annum, (iii) with respect to the Series C Notes, 4.17% per annum, (iv) with respect to the Series D Notes, 3.45% per annum and (v) with respect to the Series E Notes, 4.74% per annum.
“Other Agreements” is defined in Section 2.1.

“Other Purchasers” is defined in Section 2.1.

“PBGC” means the United States Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

“Permitted Debt” means:

(a)          Debt outstanding under the Bank Facility up to the greater of the Bank Facility Commitment and Can.$400,000,000 (or its equivalent in other currencies) or any Permitted Refinancing Debt that refinances such Debt, the Notes and/or the 2010 Notes;

(b)          Debt in existence as of the Second Amendment Effective Date (excluding Debt outstanding under the Bank Facility) as set forth on Schedule 10.4;

(c)          Subordinated Debt;

(d)          Capital Leases, mortgage financings or purchase money obligations in each case incurred for the purpose of financing all or part of the purchase price or cost of acquisition, development, construction, or improvement of property, plant or equipment in an aggregate amount not to exceed Can.$ 25,000,000 (or its equivalent in other currencies) outstanding at any time (excluding Capital Leases identified on Schedule 10.4);

(e)           Debt refinancing any Debt referred to in clauses (b) or (g)(2) of this definition provided that:

(i) the principal amount of any such refinancing Debt is less than or equal to the principal amount of such Debt being refinanced at the time of such refinancing, plus accrued interest, costs and any applicable premium;

(ii) the maturity date and Weighted Average Life to Maturity of such refinancing Debt must be later and longer, respectively, than the maturity date and Weighted Average Life to Maturity of the Debt being refinanced; and

(iii) there are no obligors in respect of such refinancing Debt that are not obligors in respect of the Debt being refinanced, such refinancing Debt would rank pari passu, or junior, to the Debt being refinanced if such Debt were to remain outstanding and, if such refinancing Debt is secured, it is not secured by any collateral other than some or all of the collateral that secured the Debt being refinanced; and

(f)           unsecured Debt owing by any Subsidiary to the Company or to any other Subsidiary; and

(g)           provided that, to the extent any of the following constitutes Debt, it shall be Permitted Debt:

(1) any Swap Contract entered into in the ordinary course of business and not for speculative purposes;

(2) the accretion of original issue discount or the payment or accrual of interest on any Debt in the form of additional Debt;

(3) standby letters of credit, Guarantees, completion, performance or surety bonds, or other reimbursement obligations incurred in the ordinary course of business and not advanced under the Bank Facility provided that such letters of credit, Guarantees, completion, performance or surety bonds and other reimbursement obligations are unsecured;

(4) customary indemnities under agreements for the disposition of Equity Interests or other assets; and

(5) Debt incurred to provide security for environmental reclamation obligations or to secure workers' compensation, unemployment insurance, surety or appeal bonds and other like obligations incurred in the ordinary course of business, in each case in the minimum amount required by law.

“Permitted Disposition” means, as at any particular time, any of the following dispositions of the assets of the Company or any \~~Restricted~~ \Subsidiary:

(a)          a transfer or other disposition of oil and gas properties (and related tangibles) resulting from any pooling, unit or farmout arrangement entered into in the ordinary course of its business on arms’ length terms with third parties and in accordance with sound industry practice when, in the reasonable judgment of the Company, it is necessary or of advantage to do so in order to facilitate the orderly exploration, development or operation of such oil and gas properties, and provided (i) that the Company\~~, the Company~~\ or such\ ~~Restricted~~\ Subsidiary, as the case may be, receives in exchange therefor cash, the benefit of drilling expense equipping costs, oil and gas rights and/or tangibles\ ~~which have a reasonably comparable fair market value to the oil and gas rights and tangibles, if any, so disposed of,~~\, (ii) to the extent any cash is received from any such transaction such transfer shall be treated as an Asset Disposition which is not a Permitted Disposition and (iii) the aggregate fair market value of all properties subject to any such transfer or disposition in any period of 12 consecutive months shall not exceed Can.$15,000,000 (or its equivalent in other currencies);

(b)          a transfer or other disposition in the ordinary course of business of current production from oil and gas properties;

(c)          a transfer or other disposition of tangible personal property that is obsolete, no longer useful for its intended purpose, or is being replaced in the ordinary course of business;

(d)          the abandonment, surrender or termination of any petroleum and natural gas rights in accordance with sound industry practice; \~~and~~\

(e)          a disposition by the Company to a \~~Restricted~~ \Subsidiary or by a \~~Restricted~~ \Subsidiary to the Company or to another \~~Restricted~~ \Subsidiary; provided that any such \~~Restricted~~ \Subsidiary to which any such disposition is made is directly or indirectly wholly-owned by the Company\~~.~~\;

(f)           a disposition transaction involving the receipt of proceeds of any gross overriding royalty, provided such transaction was entered into on or prior to the Second Amendment Effective Date; and

(g)          (i) land swaps of petroleum and natural gas rights (that is, a sale or disposition of petroleum and natural gas rights in exchange for a transfer to the Company or any Subsidiary of other petroleum and natural gas rights) with third parties made before the Second Amendment Effective Date and (ii) land swaps of petroleum and natural gas rights (that is, a sale or disposition of petroleum and natural gas rights in exchange for a transfer to the Company or any Subsidiary of other petroleum and natural gas rights) with third parties made on or after the Second Amendment Effective Date on arms' length terms, in the ordinary course of its business and in accordance with sound industry practice, provided that (A) any land received by the Company or any Subsidiary in any swap referred to in this clause (ii) shall not be subject to any Liens except

Permitted Liens identified in any of paragraphs (d), (e), (f), (h), (j), or (l) of the definition of such term and shall be subject to a Lien in favor of the Collateral Agent pursuant to the Security Documents and (B) the aggregate fair market value of all land subject to any swap referred to in this clause (ii) in any period of 12 consecutive months shall not exceed Can.$15,000,000 (or its equivalent in other currencies).

“Permitted Liens” is defined in Section 10.4.

“Permitted Refinancing Creditor Document” is defined in the Intercreditor Agreement.

“Permitted Refinancing Debt” means Debt of the Company (including Guaranties thereof by Subsidiaries) satisfying each of the following conditions:

(a)           such Debt (i) is issued in exchange for, or the net proceeds of which are used to permanently repay and reduce, Debt outstanding under the Bank Facility or (ii) is issued in repay, redeem or defease the Notes or the 2010 Notes, in each case, in accordance with the provisions of this Agreement, the 2010 Note Agreements and the Bank Facility (in the case of the Bank Facility, as such provisions are in effect on the date hereof);

(b)           the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount (or accreted value, if applicable) of the Debt repaid, redeemed or defeased, plus any Make-Whole Amount or 2010 Make-Whole Amount required to be repaid in connection with such repayment, redemption or defeasance, plus the transaction expenses related to the issuance of such Permitted Refinancing Debt;

(c)           such Debt has an initial term and final maturity which is not earlier than the later of (i) the first anniversary of the then latest Maturity Date (as defined in the Bank Facility) and (ii) 91 days after the then latest maturity of the Notes and the 2010 Notes, in each case, at the date such Debt is incurred;

(d)          such Debt is not payable on demand and does not have any scheduled principal repayments, amortizations, redemptions or purchases prior to the later of (i) the first anniversary of the then latest Maturity Date (as defined in the Bank Facility) and (ii) 91 days after the then latest maturity of the Notes, in each case, at the date such Debt is incurred;

(e)          such Debt is unsecured or, if secured, such Debt, and the holders thereof, are subject to the Intercreditor Agreement and such Debt shall constitute Secured Obligations (as defined in the Intercreditor Agreement);

(f)           the Company has provided each holder of Notes (or counsel to each such holder) with copies of all material documents with respect to such Debt;

(g)          at the time of the creation, incurrence or issuance of such Debt and after giving effect to the repayments, redemptions and defeasances referred to in subparagraph (a) above:

(i)           the Interest Coverage Ratio, determined on a Pro Forma Basis, shall not be less than that required pursuant to Section 10.1 hereof and pursuant to the Bank Facility and the 2010 Note Agreements; and

(ii)          no Default or Event of Default has occurred and is continuing or will result therefrom or will exist immediately thereafter;

(h)          such Debt shall not provide for any mandatory redemption, purchase for cancellation or other repayment thereof (including any defeasance) in a circumstance when the Company is not also required to repay the Notes; and

(i)            the conditions, covenants, events of default or other terms of such Debt are no more proscriptive or restrictive on the Company and its Subsidiaries, individually or in the aggregate, than the conditions, covenants, Events of Default and other terms of this Agreement.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

"Petroleum Substances" means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.

“Plan” means an “employee benefit plan” (as defined in section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

“Pounds Sterling” or “£” shall mean lawful money of the United Kingdom in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of the United Kingdom that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

“Pounds Sterling Notes” shall mean the Series D Notes.

\~~“Present Value of Consolidated Total Probable Reserves” means the present value of the estimated future net cash flow, discounted at an annual rate of 10%, of the Consolidated Total Probable Reserves as shown in the then Current Reserve Report, based on the escalating price forecast used by the Independent Engineer as of the date of the Current Reserve Report in their most recently published price forecasts.~~\

\~~“Present Value of Consolidated Total Proven Reserves” means the present value of estimated future net cash flow, discounted at an annual rate of 10%, of the Consolidated Total Proven Reserves as shown in the then Current Reserve Report, based on the escalating price forecast used by the Independent Engineer as at the date of the Current Reserve Report in their most recently published price forecasts.~~\

“Priority \~~Debt ” means, without duplication, (a) any Debt of the Company or a Restricted Subsidiary secured by Liens created or incurred within the limitations of Section 10.4(s) and (b) any Debt of any Restricted Subsidiary (but excluding all unsecured Debt of any Restricted~~

~~Subsidiary that is a party to a Subsidiary Guaranty).~~\Amount” means the amount drawn by the Company on the Bank Facility on the Second Amendment Effective Date pursuant to Section 5 of the Second Amendment for the purpose of making a ratable partial prepayment in respect of all outstanding Notes and 2010 Notes maturing after 2018, provided that the Priority Amount shall not, in any event, exceed Can. $85,000,000 (or its equivalent in other currencies).

“\~~Probable Reserves” means those quantities of oil, natural gas and natural gas by-products which are determined to be “Probable Reserves” by the Independent Engineer in accordance with standard Canadian industry practice .~~\Pro Forma Basis” means with respect to any calculation of compliance with the covenants set forth in Sections 10.1 and 10.3 in connection with

(a)          any assumption, incurrence, extension or renewal of Debt, that such calculation shall be made based on the assumption that (i) such Debt, and any other Debt incurred after the end of the then most recently ended period of four consecutive fiscal quarters of the Company (other than Debt incurred under a revolving line of credit that was in effect during such period), had been assumed, incurred, extended or renewed immediately prior to the commencement of such period and had been outstanding at all times during such period and (ii) any Debt repaid with the proceeds of such Debt had been repaid immediately prior to the commencement of such period;

(b)          any consolidation, merger, amalgamation or acquisition of assets that such calculation shall be made based on the assumption that such transaction, and any similar transaction that occurred after the end of the then most recently ended period of four consecutive fiscal quarters of the Company, occurred immediately prior to the commencement of such period;

(c)          a Swan Hills Disposition Event, an Asset Disposition Event, or any other disposition of assets, that such calculation shall be made based on the assumption that such Swan Hills Disposition Event, Asset Disposition Event or other disposition of assets, and any other such transaction that occurred after the end of the then most recently ended period of four consecutive fiscal quarters of the Company, had occurred immediately prior to the commencement of such period and that any repayment of Senior Pro Rata Debt from Net Cash Proceeds in respect thereof also occurred immediately prior to the commencement of such period; or

(d)          the making of a Restricted Payment, that such calculation shall be made based on the assumption that such Restricted Payment, and any other Restricted Payment that occurred after the end of the then most recently ended period of four consecutive fiscal quarters of the Company, was made immediately prior to the commencement of such period.

“ property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Proposed Prepayment Date” is defined in Section 8.8.

\~~“Proven Reserves” means those quantities of oil, natural gas and natural gas by-products which are determined to be “Proven Reserves” by the Independent Engineer in accordance with standard Canadian industry practice.~~\

“Purchaser” is defined in Section 2.1.

“QPAM Exemption” means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

“Ratable Amount” means a pro rata portion of Net Special Prepayment Proceeds as determined by reference to the principal amount of the Notes outstanding on the date on which the relevant Special Offer Prepayment Event occurs as a percentage of the principal amount of all Senior Pro Rata Debt outstanding on such date; provided, however, that, in the case of Net Special Prepayment Proceeds attributable to a Subordinated Debt Event, such pro rata portion shall be determined by reference to the principal amount of the Notes outstanding on the date on which such Subordinated Debt Event occurs as a percentage of the sum of (a) such principal amount, (b) the outstanding principal amount of the 2010 Notes on such date, (c) the Bank Facility Commitment in effect on such date (but only up to Can.$400,000,000 less the amount (but no more than Can.$70,000,000) of any Net Special Prepayment Proceeds applied to payment of Debt outstanding under the Bank Facility on or prior to such date arising from one or more Swan Hills Disposition Events), and (d) the greater of the outstanding principal amount or the commitment amount, if any, of the principal amount of all other Senior Pro Rata Debt outstanding on such date. For purposes of this definition, the face amount of letters of credit outstanding under the Bank Facility or any Permitted Refinancing Creditor Document shall not constitute a principal amount except as “Ratable Amount” is used with respect to Net Special Prepayment Proceeds arising from an Asset Disposition Event.

“Related Fund” means, with respect to any holder of any Note, any fund or entity that (a) invests in Securities or bank loans, and (b) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

“Relevant Taxes” is defined in Section 14.3(a).

“Representation Letter” is defined in Section 6.1(b).

“Required Holders” means, at any time, the holders of at least 51% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

\~~“Restricted Debt” is defined in Section 10.10(d).~~\

“Restricted Payment” in respect of any Person means, without duplication:

(a)          any payment or other distribution under any royalty or net profits interest in respect of production or revenues derived from the assets of any Restricted Subsidiary;

(b)          dividends or other distributions or payments on or in respect of any class or series of capital stock or other Equity Interests of such Person (except distributions payable solely in such class or series of stock or other Equity Interest);

(c)          the purchase, retirement, redemption or acquisition, directly or indirectly, of any class or series of such capital stock or other Equity Interests or of warrants, rights or other options to purchase or acquire any class or series of such capital stock or other Equity Interests or of any participating interest factor relating to any class or series of capital stock or other Equity Interests (other than for consideration consisting solely of shares of such class or series of capital stock or other Equity Interests, as the case may be);

(d)          the return, directly or indirectly, of capital by such Person to the holder or holders of any class or series of capital stock or other Equity Interests of such Person;

(e)          any other payment or distribution, directly or indirectly, on or in respect of any class or series of capital stock or other Equity Interests of such Person; or

(f)           any payment, prepayment, redemption or purchase, whether required or optional, of or in respect of \~~interest,~~\(i) premium, if any, on or principal of any Subordinated Debt, or (ii) any interest thereon above a market rate of interest payable by an issuer of subordinated debt with a credit rating comparable to that of the issuer of such Subordinated Debt;

provided, however, that Restricted Payment shall not include (i) any payment or other distribution under any royalty or net profits interest granted prior to the Second Amendment Effective Date in respect of production or revenues derived from the assets of the Company or any Subsidiary, or (ii) any payment or other distribution under any royalty or net profits interest in respect of production or revenues derived from the assets of the Company or any Subsidiary where the net proceeds from the grant or sale of such royalty or net profits interest have been used by the Company to fund any prepayments of the Notes and other Senior Pro Rata Debt pursuant to Section 8A and the Intercreditor Agreement.

“Restricted Subsidiary” means, as such term is used in any one or more of Sections 1, 2.1, 2, 4, 5, 6 and 21 or in the definition of any defined term as used in any such Section, any Subsidiary (a) of which more than 50% (by number of votes) of the Voting Equity Interests is beneficially owned, directly or indirectly, by the Company or by one or more Restricted Subsidiaries and (b) which is designated on the date of Closing as a Restricted Subsidiary on Schedule 5.4 or which is subsequently designated as a Restricted Subsidiary pursuant to Section \~~9.8.~~\9.8 (as such Section existed prior to the Second Amendment Effective Date). Unless the context otherwise clearly requires, any reference to a “Restricted Subsidiary” in such Sections is a reference to a “Restricted Subsidiary” of the Company. As used in any provision of this Agreement other than those identified above in this definition, and as used in any Financing Document, “Restricted Subsidiary” means a Subsidiary of the Company.

"S&P" means S&P Global Ratings, a division of S&P Global Inc., its Affiliates and their respective successors.

“Second Amendment” means that certain Second Amendment to Note Purchase Agreements dated as of October 18, 2012, dated as of the Second Amendment Effective Date, among the Company and the holders of the Notes party thereto.

“Second Amendment Effective Date” means October 12, 2017.

“Secured Parties” has the meaning assigned to such term in the Intercreditor Agreement.

“Securities Act” means the Securities Act of 1933 (United States), as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Security” shall have the same meaning as in section 2(1) of the Securities Act.

“Security Documents” means all security agreements, mortgages, control agreements, pledge agreements, debentures and other documents required to be provided to the Collateral Agent for the benefit of the holders of Notes pursuant to the Second Amendment and all other documents and agreements delivered by the Obligors to the Collateral Agent for the benefit of the holders of Notes from time to time as security for the payment and performance of the Obligations, and to create, perfect and give priority to the Security (as defined in the Second Amendment), as each may be amended, restated or otherwise modified from time to time.

“Senior Debt” means all Debt of the Company which is not expressed to be subordinate or junior in rank to any other Debt of the Company.

“ Senior Financial Officer” means the chief financial officer, the vice president of finance, the treasurer or the controller of the Company.

“Senior Pro Rata Debt” shall mean all Debt of the Company under or in connection with (a) this Agreement and the Notes, (b) the \~~Existing Private Placement~~\2010 Note Agreements and the \~~notes issued thereunder and~~\2010 Notes, (c) the Bank \~~Facilities~~\ Facility, and (d) any Permitted Refinancing Debt. For certainty, obligations (contingent or not) under Guaranties of Senior Pro Rata Debt shall, without duplication, be considered to be Senior Pro Rata Debt.

“Series A Notes”, as such term is used in any one or more of Sections 1, 2.1, 3, 4, 5, 6 and 21, is defined in Section 1(a)\~~.~~\, and as used in any provision of this Agreement other than those identified above in this definition, and as used in any Financing Document, means the U.S. $35,000,000 aggregate principal amount of Senior Secured Notes, Series A, due October 18, 2019, substantially in the form set out in Exhibit 1A-A.

“Series B Notes”, as such term is used in any one or more of Sections 1, 2.1, 3, 4, 5, 6 and 21, is defined in Section 1(b)\~~.~~\, and as used in any provision of this Agreement other than those identified above in this definition, and as used in any Financing Document, means the U.S. $105,000,000 aggregate principal amount of Senior Secured Notes, Series B, due October 18, 2022, substantially in the form set out in Exhibit 1A-B.

“Series C Notes”, as such term is used in any one or more of Sections 1, 2.1, 3, 4, 5, 6 and 21, is defined in Section 1(c)\~~.~~\, and as used in any provision of this Agreement other than those identified above in this definition, and as used in any Financing Document, means the U.S.

$195,000,000 aggregate principal amount of Senior Secured Notes, Series C, due October 18, 2024, substantially in the form set out in Exhibit 1A-C.

“Series D Notes”, as such term is used in any one or more of Sections 1, 2.1, 3, 4, 5, 6 and 21, is defined in Section 1(d), and as used in any provision of this Agreement other than those identified above in this definition, and as used in any Financing Document, means the £15,000,000 aggregate principal amount of Senior Secured Notes, Series D, due October 18, 2019, substantially in the form set out in Exhibit 1A-D.

“Series E Notes”, as such term is used in any one or more of Sections 1, 2.1, 3, 4, 5, 6 and 21, is defined in Section 1(e), and as used in any provision of this Agreement other than those identified above in this definition, and as used in any Financing Document, means the Can.$25,000,000 aggregate principal amount of Senior Secured Notes, Series E, due October 18, 2022, substantially in the form set out in Exhibit 1A-E.

“Shareholders’ Equity” means at any time, the shareholders’ \~~Equity Interests~~\equity in the Company as shown on the then most recently prepared annual or quarterly consolidated financial statements of the Company, minus the \~~Equity Interests attributable to Voting Equity Interests by the Company in Subsidiaries that are not Restricted Subsidiaries and minus the Equity Interests attributable to any Non-Recourse Debt and any Non-Recourse Project of the Company and its Subsidiaries to which any Non-Recourse Debt holder’s rights, remedies and recourse are limited and all retained earnings attributable to such~~\equity (including, without limitation, all retained earnings) attributable to any Non- Recourse Project of the Company and its Subsidiaries in respect of which Non-Recourse Debt is outstanding.

\~~“Significant Bank” means any bank (other than one to which the Company or a Restricted Subsidiary is indebted) organized under the laws of Canada or the United States, having capital, surplus and undivided profits aggregating at least U.S. $500,000,000 (or its equivalent in Canadian Dollars) and having outstanding senior unsecured indebtedness that is rated “A” or better by Standard and Poor’s Ratings Group, a division of McGraw-Hill, Inc. a New York corporation, or “A2” or better by Moody’s Investors Services, Inc.~~\

“Source” is defined in Section 6.2.

“Special Prepayment Offer Event” is defined in Section 8A.1.

“Special Prepayment Proceeds” means (i) with respect to any Asset Disposition Event, a Swan Hills Disposition Event or a Subordinated Debt Event, 100% of the Net Cash Proceeds arising therefrom and (ii) with respect to any Bank Commitment Reduction Event, an amount which bears the same relation to the aggregate principal amount of the Notes and the 2010 Notes immediately prior to such event as the amount of the reduction in the Bank Facility Commitment giving rise to such event bears to the Bank Facility Commitment in effect immediately prior to such event.

“Subordinated Debt” means\ ~~, without duplication,~~\ any Debt of the Company or any\ ~~Restricted~~\ Subsidiary \~~owing to the Company or any of its Restricted Subsidiaries or Affiliates which~~ \which

(a)          by either \~~(a)~~ \its express terms, or\ ~~(b)~~\ pursuant to a subordination agreement in \~~a~~ \form and substance acceptable to the Required Holders, \~~(i)~~ \provides that it is expressly subordinated in right of payment to the Notes,\ ~~(ii)~~ \

(b)          (i) is unsecured or (ii) is secured by Liens that are expressly subordinated to the Liens securing the Notes pursuant to the Security Documents and is subject to an intercreditor agreement, in form and substance satisfactory to the Required Holders providing for, among other things, no ability on the part of the holders of such Debt to take any action in respect of the collateral securing such Debt so long as any amounts owing to the holders hereunder or under the Notes are outstanding,

(c)          shall have a stated maturity date \~~later~~\no earlier than the 91st day after the latest maturity \~~date of the Notes,~~ \of all Notes outstanding at the time of issuance of such Debt and a Weighted Average Life to Maturity longer than the time remaining until such latest maturity,

(\ ~~iii~~\d)   shall not provide for or permit any required payments or prepayments of principal thereof or premium thereon, other than the payment thereof in shares from the capital stock of the Company, \~~and~~ \

(\~~iv~~\e)    expressly provides that \~~any~~\ no optional \~~payment or~~ \prepayment of the principal\~~, interest,~~\ thereof or premium \~~or other amounts due with respect thereto may only~~\thereon may be made except in compliance with the requirements of Section 10.5,

(f)           could have (i) been incurred immediately prior to the commencement of the four consecutive fiscal quarter period of the Company most recently ended at the time of issuance thereof, and (ii) remained outstanding at all times during such period, without the occurrence of an Event of Default at any time during such period; and

(g)          the aggregate principal amount of all secured Subordinated Debt shall not, after the incurrence thereof (and after giving effect to any repayment of the Bank Facility and Notes with the proceeds thereof), exceed 150% of the aggregate of the Bank Facility Commitment together with the aggregate of the then outstanding principal amount of the Notes, all as determined in Canadian Dollars.

“Subordinated Debt Event” is defined in Section \~~10.5.~~\8A.1(d).

“ Subsidiary” means, as to any Person, any corporation, association, trust or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient Equity Interests or Voting Equity Interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries) . Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company.

“Subsidiary Guarantors” is defined in Section 2.2.

“Subsidiary Guaranty” is defined in Section 2.2.

“Swan Hills Deposit Amount” means U.S.$14,000,000 and Can.$400,000, plus interest accrued thereon, if any attributable to a deposit in escrow in connection with an agreement for sale of the Swan Hills Project which was terminated on July 11, 2017.

“Swan Hills Disposition Event” is defined in Section 8A.1(b).

“Swan Hills Project” means the lands known as Judy Creek/Swan Hills and owned by the Company within the area outlined in blue on the map attached as Schedule B-1.

“Swap Contract” means a contract in respect of (a) any and all interest rate swap transactions, basis swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward foreign exchange transactions, cap transactions, floor transactions, currency options, spot contracts or any other similar transactions or any of the foregoing (including any options to enter into any of the foregoing), and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc. or any International Foreign Exchange Master Agreement; provided that any such contract applicable to commodities does not provide for settlement by delivery of the physical commodity.

“Swap Liquidation” means any transaction that is an early termination of a Swap Contract.

“Tax” means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature that is imposed by any Governmental Authority or any taxing authority thereof.

“Tax Indemnity Amounts” is defined in Section 14.3(a). “Tax Refund” is defined in Section 14.3(b).
“Taxing Jurisdiction” is defined in Section 14.3(a).

“Total Capitalization” means the sum of Consolidated Total Debt and Shareholders’ Equity.

“ Trust” means Pengrowth Energy Trust, a mutual fund trust formed in accordance with the laws of Alberta and converted into a corporation effective December 31, 2010.

“United States Taxes” is defined in Section 14.3(a).

“Unrestricted Subsidiary” means any Subsidiary of the Company which is not a Restricted Subsidiary.

“U.S. $” or “U.S. Dollars” shall mean lawful money of the United States of America in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

“U.S. Dollar Notes” shall mean the Series A Notes, the Series B Notes and the Series C Notes.

“ USA Patriot Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Voting Equity Interests” means, without duplication, Equity Interests of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions).

“\~~Wholly-owned Restricted Subsidiary” means, at any time, any Restricted Subsidiary one hundred percent (100%) of all of the Equity Interests (except directors’ qualifying shares) and Voting Equity Interests of which are owned by any one or more of the Company and its direct or indirect Wholly-owned Restricted Subsidiaries at such time .~~\Weighted Average Life to Maturity” means, with respect to any Debt as of any date, the number of years (calculated to two decimal places) obtained by dividing (a) the principal amount of such Debt into (b) the sum of the products obtained by multiplying (i) the principal amount of each amortization payment in respect of such Debt, if any, and the principal amount of such Debt due at the maturity thereof by (ii) the number of years (calculated to two decimal places) that will elapse between such date and the scheduled due date of each such amortization payments and the maturity date, as applicable.

EXHIBIT 1-A*

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL OR PROVINCIAL SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SAID UNITED STATES SECURITIES ACT OR SUCH OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL AND PROVINCIAL SECURITIES LAWS, AS APPLICABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER OCTOBER 18, 2012.

FORM OF NOTE

PENGROWTH ENERGY CORPORATION

3.49% SENIOR NOTE, SERIES A, DUE OCTOBER 18, 2019

No. ____________	Date
U.S. $____________	PPN 70706P A*5

FOR VALUE RECEIVED, the undersigned, PENGROWTH ENERGY CORPORATION (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to ___________________, or registered assigns, the principal sum of _______________ UNITED STATES DOLLARS on October 18, 2019, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 3.49% per annum from the date hereof, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 5.49% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York, as its “base” or “prime” rate.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder

EXHIBIT 1-B*

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL OR PROVINCIAL SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SAID UNITED STATES SECURITIES ACT OR SUCH OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL AND PROVINCIAL SECURITIES LAWS, AS APPLICABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER OCTOBER 18, 2012.

FORM OF NOTE

PENGROWTH ENERGY CORPORATION

4.07% SENIOR NOTE, SERIES B, DUE OCTOBER 18, 2022

No. ____________	Date
U.S. $____________	PPN 70706P A@3

FOR VALUE RECEIVED, the undersigned, PENGROWTH ENERGY CORPORATION (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to _________________________ , or registered assigns, the principal sum of __________________ UNITED STATES DOLLARS on October 18, 2022, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.07% per annum from the date hereof, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 6.07% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York, as its “base” or “prime” rate.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder

EXHIBIT 1-C*

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL OR PROVINCIAL SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SAID UNITED STATES SECURITIES ACT OR SUCH OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL AND PROVINCIAL SECURITIES LAWS, AS APPLICABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER OCTOBER 18, 2012.

Form of Note

PENGROWTH ENERGY CORPORATION

4.17% SENIOR NOTE, SERIES C, DUE OCTOBER 18, 2024

No. ____________	Date
U.S. $____________	PPN 70706P A#1

FOR VALUE RECEIVED, the undersigned, PENGROWTH ENERGY CORPORATION (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to______________________ , or registered assigns, the principal sum of _______________ UNITED STATES DOLLARS on October 18, 2024, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.17% per annum from the date hereof, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 6.17% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its “base” or “prime” rate.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder

EXHIBIT 1-D*

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL OR PROVINCIAL SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SAID UNITED STATES SECURITIES ACT OR SUCH OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL AND PROVINCIAL SECURITIES LAWS, AS APPLICABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER OCTOBER 18, 2012.

FORM OF NOTE

PENGROWTH ENERGY CORPORATION

3.45% SENIOR NOTE, SERIES D, DUE OCTOBER 18, 2019

No. ____________	Date
£____________	PPN 70706P B*4

FOR VALUE RECEIVED, the undersigned, PENGROWTH ENERGY CORPORATION (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to _____________________, or registered assigns, the principal sum of _____________________________ POUNDS STERLING on October 18, 2019, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 3.45% per annum from the date hereof, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 5.45% or (ii) 2% over the rate of interest publicly announced by Barclays Bank plc in London, England as its “base” or “prime” rate.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder

EXHIBIT 1-E*

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL OR PROVINCIAL SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SAID UNITED STATES SECURITIES ACT OR SUCH OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL AND PROVINCIAL SECURITIES LAWS, AS APPLICABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER OCTOBER 18, 2012.

FORM OF NOTE

PENGROWTH ENERGY CORPORATION

4.74% SENIOR NOTE, SERIES E, DUE OCTOBER 18, 2022

No. ____________	Date
Can. $____________	PPN 70706P B@2

FOR VALUE RECEIVED, the undersigned, PENGROWTH ENERGY CORPORATION (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to _____________________, or registered assigns, the principal sum of _________________ CANADIAN DOLLARS on October 18, 2022, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.74% per annum from the date hereof, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 6.74% or (ii) 2% over the rate of interest publicly announced by Royal Bank of Canada as its prime rate for determining the interest rate it will charge for Cdn. Dollar loans made by it in Canada.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by

EXHIBIT 1A-A*

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL OR PROVINCIAL SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SAID UNITED STATES SECURITIES ACT OR SUCH OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL AND PROVINCIAL SECURITIES LAWS, AS APPLICABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER OCTOBER 18, 2012.

FORM OF NOTE

PENGROWTH ENERGY CORPORATION

SENIOR SECURED NOTE, SERIES A, DUE OCTOBER 18, 2019

No. ____________	Date
U.S. $____________	PPN 70706P A*5

FOR VALUE RECEIVED, the undersigned, PENGROWTH ENERGY CORPORATION (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to ___________________, or registered assigns, the principal sum of _______________ UNITED STATES DOLLARS on October 18, 2019, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof (i) at the rate of 3.49% per annum from the date hereof up to, but not including, the Second Amendment Effective Date, and (ii) at the Applicable Rate (as defined in the Note Purchase Agreements referred to below) with respect to this Note from and including the Second Amendment Effective Date, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at the Default Rate (as defined in the Note Purchase Agreements referred to below).

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgement. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make -Whole Amount with respect to this Note are to be made in lawful money of the United States of America at New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of the Senior Secured Notes, Series A, due October 18, 2019 (the “Notes”) of the Company in the aggregate principal amount of U.S. $35,000,000 issued pursuant to separate Note Purchase Agreements dated as of October 18, 2012 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to be bound by the terms and provisions of the Note Purchase Agreements, including, without limitation, the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representations set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

As of the date hereof, each of the Initial Subsidiary Guarantors (as defined in the Note Purchase Agreements), has absolutely and unconditionally guaranteed payment in full of the principal of, Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

PENGROWTH ENERGY CORPORATION

By
Name:
Title:

By
Name:
Title:

EXHIBIT 1A-B*

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL OR PROVINCIAL SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SAID UNITED STATES SECURITIES ACT OR SUCH OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL AND PROVINCIAL SECURITIES LAWS, AS APPLICABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER OCTOBER 18, 2012.

FORM OF NOTE

PENGROWTH ENERGY CORPORATION

SENIOR SECURED NOTE, SERIES B, DUE OCTOBER 18, 2022

No. ____________	Date
U.S. $____________	PPN 70706P A@3

FOR VALUE RECEIVED, the undersigned, PENGROWTH ENERGY CORPORATION (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to _________________________, or registered assigns, the principal sum of __________________ UNITED STATES DOLLARS on October 18, 2022, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof (i) at the rate of 4.07% per annum from the date hereof up to, but not including, the Second Amendment Effective Date, and (ii) at the Applicable Rate (as defined in the Note Purchase Agreements referred to below) with respect to this Note from and including the Second Amendment Effective Date, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at the Default Rate (as defined in the Note Purchase Agreements referred to below).

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgement. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make -Whole Amount with respect to this Note are to be made in lawful money of the United States of America at New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of the Senior Secured Notes, Series B, due October 18, 2022 (the “Notes”) of the Company in the aggregate principal amount of U.S. $105,000,000 issued pursuant to separate Note Purchase Agreements dated as of October 18, 2012 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to be bound by the terms and provisions of the Note Purchase Agreements, including, without limitation, the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representations set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

As of the date hereof, each of the Initial Subsidiary Guarantors (as defined in the Note Purchase Agreements), has absolutely and unconditionally guaranteed payment in full of the principal of, Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

PENGROWTH ENERGY CORPORATION

By
Name:
Title:

By
Name:
Title:

EXHIBIT 1A-C*

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL OR PROVINCIAL SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SAID UNITED STATES SECURITIES ACT OR SUCH OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL AND PROVINCIAL SECURITIES LAWS, AS APPLICABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER OCTOBER 18, 2012.

Form of Note

PENGROWTH ENERGY CORPORATION

SENIOR SECURED NOTE, SERIES C, DUE OCTOBER 18, 2024

No. ____________	Date
U.S. $____________	PPN 70706P A#1

FOR VALUE RECEIVED, the undersigned, PENGROWTH ENERGY CORPORATION (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to______________________, or registered assigns, the principal sum of _______________ UNITED STATES DOLLARS on October 18, 2024, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof (i) at the rate of 4.17% per annum from the date hereof up to, but not including, the Second Amendment Effective Date, and (ii) at the Applicable Rate (as defined in the Note Purchase Agreements referred to below) with respect to this Note from and including the Second Amendment Effective Date, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at the Default Rate (as defined in the Note Purchase Agreements referred to below).

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgement. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make -Whole Amount with respect to this Note are to be made in lawful money of the United States of America at New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of the Senior Secured Notes, Series C, due October 18, 2024 (the “Notes”) of the Company in the aggregate principal amount of U.S. $195,000,000 issued pursuant to separate Note Purchase Agreements dated as of October 18, 2012 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to be bound by the terms and provisions of the Note Purchase Agreements, including, without limitation, the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representations set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

As of the date hereof, each of the Initial Subsidiary Guarantors (as defined in the Note Purchase Agreements), has absolutely and unconditionally guaranteed payment in full of the principal of, Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

PENGROWTH ENERGY CORPORATION

By
Name:
Title:

By
Name:
Title:

EXHIBIT 1A-D*

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL OR PROVINCIAL SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SAID UNITED STATES SECURITIES ACT OR SUCH OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL AND PROVINCIAL SECURITIES LAWS, AS APPLICABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER OCTOBER 18, 2012.

FORM OF NOTE

PENGROWTH ENERGY CORPORATION

SENIOR SECURED NOTE, SERIES D, DUE OCTOBER 18, 2019

No. ____________	Date
£____________	PPN 70706P B*4

FOR VALUE RECEIVED, the undersigned, PENGROWTH ENERGY CORPORATION (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to _____________________, or registered assigns, the principal sum of _____________________________ POUNDS STERLING on October 18, 2019, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof (i) at the rate of 3.45% per annum from the date hereof up to, but not including, the Second Amendment Effective Date, and (ii) at the Applicable Rate (as defined in the Note Purchase Agreements referred to below) with respect to this Note from and including the Second Amendment Effective Date, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at the Default Rate (as defined in the Note Purchase Agreements referred to below).

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgement. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United Kingdom in London, England or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of the Senior Secured Notes, Series D, due October 18, 2019 (the “Notes”) of the Company in the aggregate principal amount of £15,000,000 issued pursuant to separate Note Purchase Agreements dated as of October 18, 2012 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to be bound by the terms and provisions of the Note Purchase Agreements, including, without limitation, the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representations set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

As of the date hereof, each of the Initial Subsidiary Guarantors (as defined in the Note Purchase Agreements), has absolutely and unconditionally guaranteed payment in full of the principal of, Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

PENGROWTH ENERGY CORPORATION

By
Name:
Title:

By
Name:
Title:

EXHIBIT 1A-E*

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL OR PROVINCIAL SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SAID UNITED STATES SECURITIES ACT OR SUCH OTHER APPLICABLE SECURITIES LAWS OR CANADIAN FEDERAL AND PROVINCIAL SECURITIES LAWS, AS APPLICABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER OCTOBER 18, 2012.

FORM OF NOTE

PENGROWTH ENERGY CORPORATION

SENIOR SECURED NOTE, SERIES E, DUE OCTOBER 18, 2022

No. ____________	Date
Can. $____________	PPN 70706P B@2

FOR VALUE RECEIVED, the undersigned, PENGROWTH ENERGY CORPORATION (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to _____________________, or registered assigns, the principal sum of _________________ CANADIAN DOLLARS on October 18, 2022, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof (i) at the rate of 4.74% per annum from the date hereof up to, but not including, the Second Amendment Effective Date, and (ii) at the Applicable Rate (as defined in the Note Purchase Agreements referred to below) with respect to this Note from and including the Second Amendment Effective Date, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at the Default Rate (as defined in the Note Purchase Agreements referred to below).

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgement. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of Canada in Calgary, Alberta, Canada or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of the Senior Secured Notes, Series E, due October 18, 2022 (the “Notes”) of the Company in the aggregate principal amount of Can. $25,000,000 issued pursuant to separate Note Purchase Agreements dated as of October 18, 2012 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to be bound by the terms and provisions of the Note Purchase Agreements, including, without limitation, the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representations set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

As of the date hereof, each of the Initial Subsidiary Guarantors (as defined in the Note Purchase Agreements), has absolutely and unconditionally guaranteed payment in full of the principal of, Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

PENGROWTH ENERGY CORPORATION

By
Name:
Title:

By
Name:
Title:

EXHIBIT 2.2

FORM OF SUBSIDIARY GUARANTY

(See attached)

SUBSIDIARY GUARANTY

This Guaranty (this “Guaranty”) made as of the \~~18th~~\[__] day of \~~October, 2012.~~\[_____], 2017.

To:          Holders of the Notes (as defined below).

For valuable consideration, receipt whereof is hereby acknowledged, \~~NAL Energy Corporation, NAL Properties Inc., and NAL Canada West Inc. (collectively~~ \[__________] (the “\~~Guarantors~~\Guarantor ”), \~~each a corporation formed~~\a [_____] created under the laws of \~~the Province of Alberta with offices in the City of Calgary, in the Province of Alberta, hereby jointly and severally~~\[________________], hereby irrevocably, absolutely and unconditionally \~~guarantee~~\guarantees to the holders of the Notes from time to time (a) all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by PENGROWTH ENERGY CORPORATION a body corporate \~~formed~~\amalgamated under the laws of the Province of Alberta (the “Company”), in respect of the Notes, including, without limitation, the Make- Whole Amount (if any), when and as the same shall become due and payable, whether by lapse of time, upon redemption or prepayment, by extension or by acceleration or declaration, or otherwise (including (to the extent legally enforceable) interest due on overdue payments of principal; Make-Whole Amount (if any) or interest at the rate set forth in the Notes, (b) the full and prompt performance and observance by the Company of each and all of the obligations, covenants and agreements required to be performed or observed by the Company under the terms of the Notes and the Note Purchase \~~Agreement~~\ Agreements and (c) the full and prompt payment, upon demand by any holder of the Notes, of all costs and expenses, legal or otherwise (including attorneys’ fees) and such expenses, if any, as shall have been expended or incurred in the protection or enforcement of any right or privilege under the Notes, the Note Purchase \~~Agreement~~ \Agreements or this Guaranty, including, without limitation, under Section 11 of this Guaranty or in any consultation or action in connection therewith, and in each and every case irrespective of the validity, regularity, or enforcement of any of the Notes, the Note Purchase \~~Agreement~~\ Agreements or this Guaranty or any of the terms thereof or of any other like circumstance or circumstances by the Company and its successors, assigns and transferees to each of the holders of the Notes from time to time (collectively, such debts and liabilities being hereinafter called the “Obligations”). Notwithstanding anything to the contrary contained herein, provided no Default or Event of Default has occurred and is continuing, upon written request by the Company to the holders of the Notes accompanied by an Officer’s Certificate and written agreement prepared in accordance with Section 2.3 of the Note Purchase \~~Agreement~~\Agreements, this Guaranty shall automatically terminate and be released without any further action being required on the part of any Person;

And the \~~Guarantors agree~~\Guarantor agrees with the holders of the Notes as follows:

SECTION 1.   DEFINITIONS.

Unless otherwise defined herein or there is something in the subject matter or context inconsistent therewith, capitalized terms used in this Guaranty shall have the same meanings given to such terms in the\ ~~separate and several~~\ Note Purchase \~~Agreement~~\Agreements.

“Notes” means the notes referred to in the definition of “Note Purchase \~~Agreement”~~\Agreements”, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Note Purchase \~~Agreement~~\Agreements” means \ ~~the~~\those separate and several note purchase \~~agreement~~\agreements dated October 18, 2012, made between Pengrowth Energy Corporation and the holders of the Notes party thereto in respect of (a) U.S.$35,000,000 3.49% Senior Notes, Series A, due October 18, 2019, (b) U.S.$ 105,000,000 4.07% Senior Notes, Series B, due October 18, 2022, (c) U.S. $195,000,000 4.17% Senior Notes, Series C, due October 18, 2024, (d) £15,000,000 3.45% Senior Notes, Series D, due October 18, 2019 and (e) Can. $25,000,000 4.74% Senior Notes, Series E, due October 18, \~~2022.~~\2022, as the same may be amended, restated, supplemented or otherwise modified from time to time.

SECTION 2.   EVIDENCE OF ACCOUNTS.

Any account settled or stated between the Company and one or more of the holders of the Notes shall be accepted by the \~~Guarantors~~\Guarantor as prima facie evidence that the amount thereby appearing due by the Company to such holders of the Notes or any of them is so due and neither the Company nor any of the holders of the Notes shall be deemed or construed to have any requirement to notify the \~~Guarantors~~\Guarantor as to the amount from time to time due and owing by the Company to any of the holders of the Notes.

SECTION 3    WAIVER OF DEFENSES.

The liability of the \~~Guarantors~~\Guarantor under this Guaranty shall be irrevocable, unconditional and absolute, and without limiting the generality of the foregoing, the obligations of the \~~Guarantors~~\Guarantor shall not be released, discharged, limited or otherwise affected by, and the \~~Guarantors~~\Guarantor hereby \~~waive~~\waives as against each holder of the Notes to the fullest extent permitted by Applicable Law:

(a) any defense relating to any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation or otherwise;

(b) any modification or amendment of or supplement to the Obligations, including any increase or decrease in the principal, the rates of interest or other amounts payable in respect thereof;

(c) any defense based upon any incapacity, disability or lack or limitation of status or power of the Company or of the directors, officers, employees, partners or agents thereof, or that the Company may not be a legal entity;

(d) any irregularity, defect or informality in respect of the Obligations;

(e) any change in the existence, structure, constitution, name, control or ownership of the Company or any other Person, or any insolvency, bankruptcy, amalgamation, merger, reorganization or other similar proceeding affecting the Company or any other Person or the assets of the Company or of such other Person;

(f) the existence of any claim, set-off or other rights which the \~~Guarantors~~\Guarantor may have at any time against the Company, any of the holders of the Notes, or any other Person, whether in connection with the Obligations or any unrelated transactions;

(g) any release or any invalidity, illegality or unenforceability relating to or against the Company or any other Person, whether relating to any instrument evidencing the Obligations or any other agreement or instrument relating thereto or any part thereof or any provision of Applicable Law purporting to prohibit the payment by the Company or any other Person of any of the Obligations;

(h) any limitation, postponement, prohibition, subordination or other restriction on the rights of the holders of the Notes or any of them to payment of the Obligations or to take any steps in respect thereof;

(i) any sale, release, substitution, exchange or addition of any security or any \~~cosigner~~\co-signer, endorser, other guarantor or any other Person in respect of the Obligations;

(j) any defense arising by reason of any failure of any holder of a Note to make any presentment, demand for performance, notice of non-performance, protest, and any other notice, including, without limitation, notice of (i) acceptance of this Guaranty, (ii) partial payment or non-payment of all or any part of the Obligations and (iii) the existence, creation, or incurring of new or additional Obligations;

(k) any defense arising by reason of any failure, omission or delay of any holder of a Note to proceed against the Company or any other Person, to act or to proceed against, apply or exhaust any security held from the Company, the \~~Guarantors~~\Guarantor or any other Person for the Obligations, or to act or to proceed against or to pursue any other remedy in the power of any holder of a Note whatsoever;

(l) the benefit of any law which provides that the obligation of a \~~Guarantors~~\Guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which \~~reduce~~\reduces the \~~Guarantors’~~\Guarantor’s obligation in proportion to the principal obligations;

(m) any defense arising by reason of any incapacity, lack of authority or any other defense of the Company, the \~~Guarantors~~\Guarantor or any other Person, or by reason of the cessation from any cause whatsoever of the liability of the Company, the \~~Guarantors~~\Guarantor or any other Person with respect to all or any part of the Obligations (other than the actual satisfaction thereof), or by reason of any act or omission of any holder of a Note or others which directly or indirectly results in the discharge or release of the Company, the \~~Guarantors~~\Guarantor or all or any part of the Obligations or any security, or guarantee therefor, whether by operation of law or otherwise;

(n) any defense arising by reason of any failure by any holder of a Note to obtain, perfect or maintain a perfected (or any) Lien upon any property of the Company, the \~~Guarantors~~\Guarantor or any other Person or by reason of any interest of any holder of a Note in any property, whether as owner thereof or the holder of a Lien thereon being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by any holder of a Note of any right to recourse or collateral;

(o) any defense arising by reason of the failure of any holder of a Note to marshall any assets;

(p) any defense based upon any failure of any holder of a Note to give to the Company or the \~~Guarantors~~\Guarantor notice of any sale or other disposition of any property securing any or all of the Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of any holder of a Note to comply with any provision of Applicable Law in enforcing any security interest in or lien upon any such property, including any failure by any holder of a Note to dispose of any such property in a commercially reasonable manner;

(q) any dealing whatsoever with the Company, the \~~Guarantors~~\Guarantor or any other Person or any security, whether negligently or not, or any failure to do so;

(r) any defense based upon or arising out of any winding up, receivership, bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Company, the \~~Guarantors~~\Guarantor, or any other Person, including any discharge of, or bar against collecting, any of the Obligations, in or as a result of any such proceeding;

(s) any reorganization, moratorium, arrangement or compromise of any or all of the obligations of the Company or the \~~Guarantors~~\Guarantor, including, without limitation, the Obligations or any transaction including, without limitation, any consolidation, arrangement, transfer, sale, lease or other disposition, whereby all or any part of the undertaking, property and assets of the Company or the \~~Guarantors~~\Guarantor become the property of any other Person or Persons;

(t) any extinguishment of all or any of the Obligations for any reason whatsoever (other than the actual satisfaction thereof);

(u) any other circumstance which might otherwise constitute a defense available to, or a discharge of the \~~Guarantors~~\Guarantor, any other act or omission to act or delay of any kind by the Company, any holder of a Note, the \~~Guarantors~~\Guarantor or any other Person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 3 constitute a legal or equitable discharge, limitation or reduction of the obligations of the \~~Guarantors~~\Guarantor hereunder (other than the payment or satisfaction in full of all of the Obligations);

(v) the absence of any action to enforce the Obligations or any waiver or consent by the Company with respect to any of the provisions thereof or any other circumstances which might otherwise constitute a discharge or defense by the Company, including, without limitation, any failure or delay in the enforcement of the Obligations or of notice thereof; or any suit or other action brought by any unitholder or creditor of, or by, the Company or any other Person, for any reason, including, without limitation, any suit or action in any way attacking or involving any issue, matter or thing in respect of the Notes, the Note Purchase \~~Agreement~~\Agreements or any other agreement;

(w) the default or failure of the Company (whether willful or otherwise) to fully perform any of the Obligations;

(x)  the impossibility or illegality of performance on the part of the Company or any other Person of the Obligations;

(y)  in respect of the Company or any other Person, any change of circumstances, whether or not foreseen or foreseeable, whether or not imputable to the Company or any other Person, or other impossibility of performance through fire, explosion, accident, labor disturbance, floods, droughts, embargoes\~~;~~\, wars (whether or not declared), civil commissions, acts of God or the public enemy, delays or failure of suppliers or carriers, inability to obtain materials, action of any federal or state regulatory body or agency, change of law or any other causes affecting performance, or other force majeure, whether or not beyond the control of the Company or any other Person, as the case may be, and whether or not of the kind hereinbefore specified;

(z) any attachment, claim, demand, charge, Lien, order, process, encumbrance or any other happening or event or reason, similar or dissimilar to the foregoing, or any withholding or diminution at the source, by reason of any taxes, assessments, expenses, indebtedness, obligations or liabilities of any character, foreseen or unforeseen, and whether or not valid, incurred by or against any Person, or any claims, demands, charges or Liens of any nature, foreseen or unforeseen, incurred by any Person, or against any sums payable under the Notes, the Note Purchase \ ~~Agreement~~\Agreements or this Guaranty, or so that such sums would be rendered inadequate or would be unavailable to make the payments herein provided;

(aa) the failure of the Company to receive any benefit or consideration from or as a result of its execution, delivery and performance of the Notes and the Note Purchase \~~Agreement~~\Agreements; and

(bb) any order, judgment, decree, ruling or regulation (whether or not valid) of any court of any nation or of any political subdivision thereof or any body, agency, department, official or administrative or regulatory agency of any thereof or any other action, happening, event or reason whatsoever which shall delay, interfere with, hinder or prevent, or in any way adversely affect, the performance by any party of its respective obligations under the Notes, the Note Purchase \~~Agreement~~\Agreements or this Guaranty, or any instrument relating thereto.

The specific enumeration of the above-mentioned acts, failures or omissions shall not be deemed to exclude any other acts, failures or omissions, though not specifically mentioned above, it being the purpose and intent of this paragraph that the obligations of the \~~Guarantors~~\ Guarantor hereunder shall be absolute and unconditional and shall not be discharged, impaired or varied except by the indefeasible payments in full in cash to the holders thereof of the principal of, Make-Whole Amount (if any) and interest on the Notes, and of all other sums due and owing to the holders of the Notes pursuant to this Guaranty, and then only to the extent of such payments. Without limiting any of the other terms or provisions hereof, it is understood and agreed that in order to hold the \~~Guarantors~~\Guarantor liable hereunder, there shall be no obligation on the part of any holder of any Note to resort, in any manner or form, for payment, to the Company or any other Person or to the properties or estates of any of the foregoing. Without limiting the foregoing, it is understood that repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, the Company shall default under the terms of the Notes or the Note Purchase \~~Agreement~~\ Agreements and that notwithstanding recovery hereunder for or in respect of any given default or defaults by the Company under the Notes or the Note Purchase \~~Agreement~~\Agreements, this Guaranty shall remain in full force and effect and shall apply to each and every subsequent default.

The foregoing provisions apply (and the foregoing waivers shall be effective) even if the effect is to destroy or diminish the \~~Guarantors’~~\Guarantor’s subrogation rights, the \~~Guarantors’ rights~~\Guarantor’s right to proceed against the Company for reimbursement, the \~~Guarantors’~~

~~rights~~\Guarantor’s right to recover contribution from any other guarantor or any other right or remedy; provided, however, nothing in this Section 3 shall relieve the holders of the Notes from any obligation in law or equity to act in good faith.

SECTION 4.   NO WAIVER.

No delay on the part of any holder of a Note, in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof. No amendment or waiver of any of the rights of any holder of a Note hereunder shall be deemed to be made by such holder of a Note, unless the same shall be in writing, duly signed on behalf of such holder of a Note and each such waiver, if any, shall apply only with respect to the specific instance involved and for the specific purpose for which given, and shall in no way impair the rights or liabilities of any holder of a Note, or the \~~Guarantors~~\Guarantor hereunder in any other respect at any other time.

SECTION 5.   DEEMED EXISTENCE.

If at any time, all or any part of any payment previously applied by any holder of a Note to any Obligation is or must be rescinded or returned by such holder of a Note for any reason whatsoever (including, without limitation, the insolvency, bankruptcy or reorganization of the Company), such Obligation shall, for the purpose of this Guaranty, to the extent that such payment is rescinded or returned, be deemed to have continued in existence, notwithstanding such application by such holder of a Note and this Guaranty shall continue to be effective or be reinstated, as the case may be, as to such Obligation, all as though such application by such holder of a Note had not been made.

SECTION 6.   OTHER SECURITIES.

This Guaranty is in addition to and not in substitution for any other guarantee or any other securities by whomsoever given at any time held by any holder of a Note for any present or future Obligations and each holder of a Note shall at all times have the right to proceed against or realize upon all or any portion of any other guarantees or securities or any other money or assets to which it may become entitled or have a claim in such order and in such manner as it in its sole and unfettered discretion may deem fit.

SECTION 7.   CONTINUING GUARANTY.

This Guaranty is a continuing guarantee and: (i) shall remain in full force and effect in accordance with its terms until payment in full of all amounts payable under this Guaranty; and (ii) shall be binding upon the \~~Guarantors~~\Guarantor, \~~their~~\its successors and permitted assigns.

SECTION 8.   ENFORCEMENT OF GUARANTY.

The obligations of the \~~Guarantors~~\Guarantor under this Guaranty shall be enforceable by each holder of a Note upon demand by such holder of a Note for payment of the Obligations due and owing from the Company if any Default or Event of Default has occurred and is continuing, without the necessity of any action or recourse whatsoever against the Company or any other guarantor. The remedies provided in this Guaranty are cumulative and not exclusive of any remedies provided by law, the Note Purchase \~~Agreement~~\Agreements or otherwise.

SECTION 9.   SUBROGATION.

This Guaranty shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or times of any sum or sums of money for the time being due or remaining unpaid to any holder of a Note and all dividends, compensations, proceeds of security valued and payments received by any holder of a Note from the Company, the \~~Guarantors~~\ Guarantor or from others or from any estate shall be regarded for all purposes as payments in gross without right on the part of the \~~Guarantors~~\Guarantor to claim in reduction of the liability under this Guaranty the benefit of any such dividends, compositions, proceeds or payments or any securities held by any holder of a Note or proceeds thereof, unless the effect of any such payment or liquidation received by such holder of a Note is to permanently reduce the amount of the Obligations and all holders of the Notes no longer have any obligation to extend credit or advance monies to or for the benefit of the Company. The \~~Guarantors~~\Guarantor shall not have any right to be subrogated in any rights of any holder of a Note until all holders of the Notes shall have received full, final and indefeasible payment and have no further obligation to extend credit or advance monies to or for the benefit of the Company.

SECTION 10.   GUARANTY OF PAYMENT AND PERFORMANCE.

This Guaranty is a guarantee of payment and of the performance and observance by the Company of each and all of the Obligations and not of collection and is in addition and without prejudice to any securities of any kind now or hereafter held by any holder of a Note.

SECTION 11.   COSTS.

The \~~Guarantors~~\Guarantor shall reimburse each holder of a Note for all expenses (including the fees and disbursements of its counsel on a solicitor and his own client basis) incurred by such holder of a Note in collecting or compromising any of the Obligations and in enforcing this Guaranty or any other guarantee of the Obligations.

SECTION 12.   PLACE OF PAYMENT; CURRENCY OF PAYMENTS; TAXES.

Section 12.1 Place of Payment. All payments hereunder with respect to any Obligations shall be made to the same place of payment as payments to the Company on the Notes as set forth in Section 14.1 of the Note Purchase \~~Agreement~~\Agreements.

Section 12.2  Currency of Payments.

(a)           Any payment made by the \~~Guarantors~~\Guarantor to any holder of the U.S. Dollar Notes or for the account of any such holder in respect of any amount payable by the \~~Guarantors~~\Guarantor hereunder shall be made in U.S. Dollars. Any amount received or recovered by such holder other than in U.S. Dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the \~~Guarantors~~\Guarantor or otherwise) in respect of any such sum expressed to be due hereunder in respect of the U.S. Dollar Notes shall constitute a discharge of the \~~Guarantors~~\Guarantor only to the extent of the amount of U.S. Dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so). If the amount of U.S. Dollars so purchased is less than the amount of U.S. Dollars expressed to be due hereunder in respect of the U.S. Dollar Notes, the \~~Guarantors~~\Guarantor shall indemnify such holder in U.S. Dollars against any loss sustained by such holder as a result, and in any event, the \~~Guarantors~~\Guarantor shall indemnify such holder against the cost of making any such purchase. These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the U.S. Dollar Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder in respect of any U.S. Dollar Note or any judgment or order and shall survive the payment of the U.S. Dollar Notes and the termination of this Guaranty.

(b)          Any payment made by the \~~Guarantors~~\Guarantor to any holder of the Pounds Sterling Notes or for the account of any such holder in respect of any amount payable by the \~~Guarantors~~\Guarantor hereunder shall be made in Pounds Sterling. Any amount received or recovered by such holder other than in Pounds Sterling (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the \~~Guarantors~~\Guarantor or otherwise) in respect of any such sum expressed to be due hereunder in respect of the Pounds Sterling Notes shall constitute a discharge of the \~~Guarantors~~\Guarantor only to the extent of the amount of Pounds Sterling which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so). If the amount of Pounds Sterling so purchased is less than the amount of Pounds Sterling expressed to be due hereunder in respect of the Pounds Sterling Notes, the \~~Guarantors~~\Guarantor shall indemnify such holder in Pounds Sterling against any loss sustained by such holder as a result, and in any event, the \~~Guarantors~~\Guarantor shall indemnify such holder against the cost of making any such purchase. These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the Pounds Sterling Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder in respect of any Pounds Sterling Note or any judgment or order and shall survive the payment of the Pounds Sterling Notes and the termination of this Guaranty.

(c)          Any payment made by the \~~Guarantors~~\Guarantor to any holder of the Cdn. Dollar Notes or for the account of any such holder in respect of any amount payable by the \~~Guarantors~~\Guarantor hereunder in respect of the Cdn. Dollar Notes shall be made in Cdn. Dollars. Any amount received or recovered by such holder other than in Cdn. Dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the \~~Guarantors~~\Guarantor or otherwise) in respect of any such sum expressed to be due hereunder in respect of the Cdn. Dollar Notes shall constitute a discharge of the \~~Guarantors~~\Guarantor only to the extent of the amount of Cdn. Dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so) . If the amount of Cdn. Dollars so purchased is less than the amount of Cdn. Dollars expressed to be due hereunder in respect of the Cdn. Dollar Notes, the \~~Guarantors~~\Guarantor shall indemnify such holder in Cdn. Dollars against any loss sustained by such holder as a result, and in any event, the \~~Guarantors~~\Guarantor shall indemnify such holder against the cost of making any such purchase. These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the Cdn. Dollar Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder in respect of any Cdn. Dollar Note or any judgment or order and shall survive the payment of the Cdn. Dollar Notes and the termination of this Guaranty.

Section 12.3  Payment Free and Clear of Taxes.

(a)           Each payment by the \~~Guarantors~~\Guarantor shall be made, under all circumstances, without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes, levies, imposts, duties, fees, charges, deductions, withholding, restrictions or conditions of any nature whatsoever (hereinafter called “Relevant Taxes”) imposed, levied, collected, assessed, deducted or withheld by the Government of Canada or any Provincial or other political subdivision of Canada or by the government of any other country or jurisdiction or any authority therein or thereof (other than the United States of America) from or through which payments hereunder or on or in respect of the Notes are actually made (each a “Taxing Jurisdiction”), unless such imposition, levy, collection, assessment, deduction, withholding or other restriction or condition is required by law. If the \~~Guarantors are~~\Guarantor is required by law to make any payment under this Guaranty subject to such deduction, withholding or other restriction or condition, then the \~~Guarantors~~\Guarantor shall forthwith (a) pay over to the government or taxing authority imposing such tax the full amount required to be deducted, withheld from or otherwise paid by the \~~Guarantors~~\Guarantor (including the full amount required to be deducted or withheld from or otherwise paid by the \~~Guarantors~~\Guarantor in respect of the Tax Indemnity Amounts (as defined below)), and (b) pay each holder of the Notes such additional amounts (“Tax Indemnity Amounts”) as may be necessary in order that the net amount of every payment made to each holder of Notes, after provision for payment of such Relevant Taxes (including any required deduction, withholding or other payment of tax on or with respect to such Tax Indemnity Amounts), shall be equal to the amount which such holder would have received had there been no imposition, levy, collection, assessment, deduction, withholding or other restriction or condition. Notwithstanding the provisions of this Section 12.3, no such Tax Indemnity Amounts shall be payable (i) to any holder of the Notes which is liable for any tax, assessment or other governmental charge by reason of it being or having been effectively connected to Canada for any reason or in any capacity other than solely as a holder of a Note, (ii) for or on account of any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure of the holder of a Note to complete, execute and deliver to the \~~Guarantors~~\ Guarantor any form or document to the extent applicable to such holder that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the \~~Guarantors~~\Guarantor in order to enable the \~~Guarantors~~\Guarantor to make payments pursuant to this Section 12.3 without deduction or withholding for taxes, assessments or governmental charges, or with deduction or withholding of such lesser amount, which form or document shall be delivered within one hundred twenty (120) days of a written request therefor by the \~~Guarantors~~\ Guarantor, or (iii) in the case where such holder of a Note is not a resident (for the purposes of the Income Tax Act (Canada)) of Canada, in excess of the amount which the \~~Guarantors~~\Guarantor would have been obligated to pay hereunder if such holder had been acting at arms’ length for the purposes of the Income Tax Act (Canada). If in connection with the payment of any such Tax Indemnity Amounts, any holder of the Notes that is a United States person within the meaning of the Code, a United Kingdom person within the meaning of the Inland Revenue tax code or a foreign person engaged in a trade or business within the United States of America or the United Kingdom, incurs taxes imposed by the United States of America, the United Kingdom or any political subdivision or taxing authority therein on such Tax Indemnity Amounts, the \~~Guarantors~~\Guarantor shall pay to such holder of the Notes such further amount as will insure that the net amount actually received by that holder of the Notes (taking into account any withholding or deduction in respect of any such further amount) is equal to the amount which such holder of the Notes would have received had such withholding or deduction not been made.

(b)          If the \~~Guarantors make~~ \Guarantor makes payment of Tax Indemnity Amounts and a recipient thereof subsequently receives a cash refund in respect thereof from the governmental body to which the Relevant Taxes giving rise to the Tax Indemnity Amount were paid (a “Tax Refund”), and such recipient is able to identify the Tax Refund as being attributable to the Relevant Taxes with respect to which the Tax Indemnity Amounts are paid, then such recipient shall, to the extent that it can do so without prejudice to the retention of the amount of such Tax Refund or the right of such recipient to obtain any other relief or allowance available to it, reimburse the \~~Guarantors~~\Guarantor such amount as it shall determine to be the proportion of the Tax Refund as will leave such recipient, after the reimbursement, in no worse position than such recipient would have been in if payment of the Tax Indemnity Amounts had not been required. Such recipient may charge to the \~~Guarantors~~\ Guarantor (and may deduct from amounts reimbursable to the \~~Guarantors~~\ Guarantor hereunder) a fee reasonably determined by such recipient to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to the \~~Guarantors~~\Guarantor. The foregoing notwithstanding, nothing in this Section 12.3 shall restrict the right of any recipient to arrange its tax affairs as it shall think fit or require any recipient to disclose any information regarding its tax affairs or any computation pursuant hereto which, in such recipient’s judgment, constitutes confidential information.

SECTION 13.   PAYMENT ON STAY.

If: (i) the Company is prevented from making payment of any of the Obligations when it would otherwise be required to do so; or (ii) any holder of a Note is prevented from demanding payment of the Obligations because of a stay or other judicial proceeding or any other legal impediment, all Obligations or other amounts otherwise subject to demand, acceleration or payment shall be payable by the \~~Guarantors~~\Guarantor as provided for hereunder.

SECTION 14.   WAIVER OF NOTICE.

The \~~Guarantors waive~~ \Guarantor waives all notices which may be required by any statute, rule of law, contract or otherwise to preserve any rights of any holder of a Note against the \~~Guarantors~~\Guarantor.

SECTION 15.   RELATIONSHIP TO COMPANY.

The \~~Guarantors have~~\ Guarantor has had full and complete access to the underlying documentation relating to the Obligations and all other documentation executed by any other Person in connection with the Obligations. The \~~Guarantors are~~\Guarantor is fully informed of all circumstances which bear upon the risks of executing this Guaranty which a diligent inquiry would reveal. The \~~Guarantors have~~\Guarantor has adequate means to obtain from the Company on a continuing basis information concerning the Company’s financial condition, and is not depending on any holder of a Note to provide such information, now or in the future. The \~~Guarantors agree~~\Guarantor agrees that the holders of the Notes shall not have any obligation to advise or notify the \~~Guarantors~~\Guarantor or to provide the \~~Guarantors~~\Guarantor with any data or information.

Without limiting the foregoing, the \~~Guarantors~~\ Guarantor: (a) \~~acknowledge~~\acknowledges and \~~agree~~\agrees that as a covenant in regard to the issuance of the Notes of the Company pursuant to the Note Purchase \~~Agreement~~\Agreements, the purchasers of the Notes have required the Company to cause the \~~Guarantors~~\Guarantor to enter into this Guaranty as security for the Notes and the \~~Guarantors are~~\Guarantor is desirous that the Company remain in compliance with its covenants under the Note Purchase \~~Agreement~~ \Agreements and the Notes and by doing so confer substantial financial and other benefits on the \~~Guarantors~~\Guarantor and \~~are~~\is, accordingly, agreeable to and \~~are~~\is entering into this Guaranty and (b) \~~consent, covenant~~\consents, covenants and \~~agree~~\ agrees for \~~themselves~~\itself to be bound by each term and provision of the Note Purchase \~~Agreement~~\Agreements which \~~relate~~\relates to the \~~Guarantors~~\Guarantor and \~~covenant~~\covenants and \~~agree~~\agrees (i) to take all such actions as may be necessary or appropriate in order to cause and permit compliance by the Company with the terms and provisions of the Note Purchase \~~Agreement~~\Agreements and the Notes and (ii) that \~~they~~\it will not take any actions or fail to take any actions which would result in the Company being in breach of any term or provision of the Note Purchase \~~Agreement~~\Agreements or the Notes.

SECTION 16.   AFFIRMATIVE COVENANTS.

The \~~Guarantors covenant~~\Guarantor covenants that so long as any of the Obligations remain outstanding:

Section 16.1 Change of Business. The \~~Guarantors~~\Guarantor shall not engage in any business if, as a result, the general nature of the business, taken on a consolidated basis, which would then be engaged in by \~~its Restricted~~\the Subsidiaries would be substantially changed from \~~its~~\their business relating to the development, production, processing and transportation of hydrocarbons.

Section 16.2 Guaranty to Rank Pari Passu. The obligations of the \~~Guarantors~~\Guarantor under this Guaranty are and at all times shall remain direct and

\~~unsecured~~\secured obligations of the \~~Guarantors~~\Guarantor ranking pari passu as against the assets of the \~~Guarantors~~\Guarantor with all other present and future \~~unsecured~~\secured Senior Debt (actual or contingent) of the \~~Guarantors~~\Guarantor.

SECTION 17.   GOVERNING LAW AND SUBMISSION TO JURISDICTION.

(a)          This Guaranty shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta and the laws of Canada applicable therein. Notwithstanding the foregoing, to the extent permitted by law, Section 6 of the Judgment Interest Act (Alberta) is hereby waived and shall not apply to this Guaranty.

(b)          The \~~Guarantors agree~~\Guarantor agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with this Guaranty and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any holder of a Note to take proceedings in any other jurisdictions, whether concurrently or not. The \~~Guarantors agree~~\Guarantor agrees that final judgment in any such suit, action or proceeding brought in such courts shall be conclusive and binding upon it and may be enforced against it in the courts of Canada (or any other courts to the jurisdiction of which it or its property is subject) by a suit upon such judgment, provided that it does not waive any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment.

SECTION 18.   SEVERABILITY.

If any provision of this Guaranty shall be invalid, illegal or unenforceable in any respect or in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Guaranty.

SECTION 19.   NOTICES.

Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by (a) personal delivery, (b) telefacsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (c) a recognized overnight delivery service (with charges prepaid), in any such case addressed to the respective parties as follows:

(a)	the \~~Guarantors~~\Guarantor:

2100, 222 Third Avenue S.W.
Calgary, AB Canada T2P \~~0B~~\OB4
Fax: (403) 265-6251

(b)	and any holder of a Note:

To such holder of a Note at the
address specified for such
communication in Schedule A

to the Note Purchase \~~Agreement~~\Agreements

or to each such party at such other address as any party may from time to time notify the others in accordance with this Section. Notices under this Section 19 will be deemed given only when actually received.

SECTION 20.   AMENDMENT.

No amendment or any change to, or waiver of, any provision of this Guaranty shall be effective unless consented to in writing by each holder of a Note.

\~~SECTION 21.  JOINT AND SEVERAL OBLIGATIONS.~~\

\~~The obligations of the Guarantors hereunder are joint and several, and the Guarantors agree that they are jointly and severally liable for the Obligations and all other payment and performance obligations hereunder.~~\

[remainder of page intentionally left blank, signature page to follow]

\ ~~16~~\

IN WITNESS WHEREOF the Guarantor has executed this Guaranty as of the date first above written.

[_________________]

Per:
Name:
Title:

Per:
Name:
Title:

EXHIBIT 4.4(a)

FORM OF OPINION OF SPECIAL CANADIAN COUNSEL TO THE COMPANY AND THE
INITIAL SUBSIDIARY GUARANTORS

[REDACTED]

EXHIBIT 4.4(b)

FORM OF OPINION OF SPECIAL COUNSEL TO THE PURCHASERS

(Delivered to Purchasers only)

SCHEDULE 2.2

INITIAL SUBSIDIARY GUARANTORS

\~~NAL Energy Corporation, an Alberta corporation.~~\
\~~NAL Canada West Inc., an Alberta corporation.~~\
\~~NAL Properties Inc., an Alberta corporation.~~\

NONE

SCHEDULE 5.4

RESTRICTED SUBSIDIARIES OF THE COMPANY AND OWNERSHIP OF RESTRICTED
SUBSIDIARY
OR UNRESTRICTED SUBSIDIARY STOCK

PURSUANT TO SECTION 5.4(a)(i)

Restricted Subsidiaries of the Company:

NAME	JURISDICTION	CLASS(ES) OF ISSUED AND OUTSTANDING CAPITAL STOCK	PERCENTAGE HELD BY THE COMPANY AND EACH OTHER SUBSIDIARY

NAL Energy Corporation	ALBERTA	COMMON	100% BY COMPANY

NAL Properties Inc.	ALBERTA	COMMON	100% BY NAL ENERGY CORPORATION

NAL Canada West Inc.	ALBERTA	COMMON	100% BY NAL ENERGY CORPORATION

Unrestricted Subsidiaries of the Company:

NAME	JURISDICTION	CLASS(ES) OF ISSUED AND OUTSTANDING CAPITAL STOCK	PERCENTAGE HELD BY THE COMPANY AND EACH OTHER SUBSIDIARY

Pengrowth U.S. Corporation	DELAWARE	COMMON	100% BY COMPANY

Startech Energy Corp.	MONTANA	COMMON	100% BY NAL ENERGY CORPORATION

PURSUANT TO SECTION 5.4(a)(ii)

Affiliates of the Company:

None.

[The remainder of this page intentionally left blank.]

PURSUANT TO SECTION 5.4(a)(iii)

Directors and Senior Officers of the Company:

DIRECTORS:

Kelvin B. Johnston	Thomas A. Cumming
Calgary, Alberta	Calgary, Alberta

Wayne K. Foo	James D. McFarland
Calgary, Alberta	Calgary, Alberta

Michael S. Parrett	A. Terence Poole
Aurora, Ontario	Calgary, Alberta

D. Michael G. Stewart	Barry D. Stewart
Calgary, Alberta	Calgary, Alberta

John B. Zaozirny	Derek W. Evans
Calgary, Alberta	Calgary, Alberta

SENIOR OFFICERS:

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

Robert W. Rosine	Douglas C. Bowles
Executive Vice President, Business	Vice President and Controller
Development

James E.A. Causgrove	David P. Allen
Senior Vice President,	Vice President and Controller
Operations & Engineering

Gillian I. Basford	Stephen J. De Maio
Vice President, Human Resources	Vice President, In-Situ Oil Development and
Operations

Dean Evans	Deric Orton
Vice President and Treasurer	Vice President Land

Andrew D. Grasby	Rebecca Greenan
Senior Vice President, General Counsel &	Vice President, Marketing
Corporate Secretary

Frederic D. Kerr	Marlon J. McDougall
Vice President, Investor Relations	Chief Operating Officer

SCHEDULE 5.5

FINANCIAL STATEMENTS

Annual Consolidated Financial Statements of Pengrowth Energy Corporation for the fiscal years ended December 31, 2010 and December 31, 2011 and Unaudited Consolidated Financial Statements of Pengrowth Energy Corporation for the fiscal quarters ended March 31, 2012 and June 30, 2012.

SCHEDULE 5.14

USE OF PROCEEDS

For general corporate purposes, including to repay existing Debt.

SCHEDULE 5.15

DATE OF CLOSING EXISTING DEBT

1.	Pursuant to the Bank Facilities:

(a)	long term syndicate borrowing in an amount equal to Can. $547,000,000;

(b)	operating line of credit drawn in an amount equal to Can. $8,000,000; and

(c)	issued letters of credit in an amount equal to Can. $23,405,213.

2.	Pursuant to prior agreements:

(a)	Debt of the Company pursuant to senior notes in an amount equal to U.S. $902,000,000;

(b)	Debt of the Company pursuant to senior notes in an amount equal to £50,000,000;

and

(c)	Debt of the Company pursuant to senior notes in an amount equal to Can $15,000,000.

SCHEDULE 5.19

ENVIRONMENTAL MATTERS

None.

\~~EXHIBIT~~\

SCHEDULE 6.1(b)

REPRESENTATION LETTER
CANADIAN PURCHASERS

TO:          Pengrowth Energy Corporation (the “Corporation”)
AND TO:  [Insert names of Canadian affiliates of agents.] (collectively, the “Agents”)

In connection with the purchase by the undersigned (the “Purchaser”) of notes in the capital of the Corporation (the “Notes”), the Purchaser hereby represents, warrants, covenants and certifies to the Corporation and the Agents:

1. The Purchaser is purchasing the Notes as principal for its own account;

2. The Purchaser is an “accredited investor” within the meaning of National Instrument 45-106 –Prospectus and Registration Exemptions of the Canadian Securities

Administrators (“NI 45-106”), by virtue of satisfying the indicated criterion as set out in Schedule A to this Representation Letter (you must also initial Schedule A to this Representation Letter);

3. The Purchaser was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; and

4. The Purchaser is aware that the certificates evidencing the Notes may be endorsed with, or the ownership statement issued under a direct registration system or other electronic book-entry system may bear a legend setting out resale restrictions under applicable securities laws in substantially the following form:

“Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after the later of October 18, 2012”.

5. If it is a resident of or otherwise subject to applicable securities laws of Ontario, the Purchaser acknowledges that it has been notified by the Corporation: (i) of the delivery to the Ontario Securities Commission (the “OSC”) of the full name, residential address and telephone number of the Purchaser, the number and type of securities purchased, the total purchase price, the exemption relied upon and the date of distribution; (ii) that this information is being collected indirectly by the OSC under the authority granted to it in securities legislation; (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (iv) that the Administrative Assistant to the Director of Corporate Finance can be contacted at Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario, M5H 3S8 or at (416) 593-3682 regarding any questions about the OSC’s indirect collection of this information.

Dated: _______________________

____________________________________________
Print name of Purchaser

SCHEDULE A

Accredited Investor \~~-~~\– (defined in National Instrument 45-106) (Initial the appropriate line)

(a)	a Canadian financial institution, or a Schedule III bank,

(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

(c)
a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

(d)
a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),

(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,

(g)
a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec,

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

(i)	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada,

(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

(k)
an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000,

(m)	a person, other than an individual or investment fund, that has net assets

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SCHEDULE B

FOR THE PURPOSES HEREOF:

(a)	“affiliate” means an issuer that is affiliated with another issuer by reason of:

(i)	one of them being the subsidiary of the other, or

(ii)	each of them being controlled by the same person;

(b)	“Canadian financial institution” means:

(i)             an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(ii)            a bank, loan corporation, trust Corporation, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(c)	“director” means:

(i)             a member of the board of directors of a company or an individual who performs similar functions for a company, and

(ii)            with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

(d)	“eligibility adviser” means:

(i)             a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed, and

(ii)            in Saskatchewan and Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(A)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officer, founders, or control persons, and

(B)
have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

\~~-~~ \\ ~~8~~\\ -\

(A)	for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or

(B)	for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and

(iii)	that is not a mutual fund;

(n)	“person” includes:

(i)	an individual,

(ii)	a corporation,

(iii)          a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(iv)          an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(o)	“regulator” means, for the local jurisdiction, the person described under National Instrument 14-101 \~~-~~\– Definitions as defined under securities legislation of the local jurisdiction;

(p)	“related liabilities” means:

(i)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(ii)	liabilities that are secured by financial assets;

(q)	“spouse” means, an individual who:

(i)             is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(ii)            is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(iii)           in Alberta, is an individual referred to in paragraph (i) or (ii) above, or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(r)	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

SCHEDULE 10.4

SECOND AMENDMENT EFFECTIVE DATE EXISTING DEBT

Liens Existing as of the Second Amendment Effective Date

1.
The sale-leaseback by the Company from Frog Lake Midstream LP of the cogeneration facility located on 05-25-058- 05 W4M pursuant to the facility usage and operation and maintenance agreement made as of April 1, 2016 between the Company and Frog Lake Midstream LP, which facility and related assets were sold by the Borrower to Frog Lake Midstream LP for a purchase price of Cdn. $ 35,000,000 pursuant to the purchase and sale agreement made as of April 1, 2016 between the Company and Frog Lake Midstream LP

2.	Royalty and seismic sale agreement dated December 14, 2016 between the Company and PrairieSky Royalty Ltd.

Alberta

3.
Non-convertible gross overriding royalty agreement dated effective as of January 1, 2017 between the Company and PrairieSky Royalty Ltd., including Alberta Personal Property Registry registration no. 17011833836 in favour of PrairieSky Royalty Ltd.

4.	Alberta Personal Property Registry registration no. 11072730406 in favour of ARI Financial Services Inc., as amended as of the Second Amendment Effective Date

5.	Alberta Personal Property Registry registration no. 14041512729 in favour of HSBC Bank Canada

6.	Alberta Personal Property Registry registration no. 14082709337 in favour of GE Canada Equipment Financing G.P.

7.	Alberta Personal Property Registry registration no. 14110545916 in favour of Roynat Inc.

8.	Alberta Personal Property Registry registration no. 15052607657 in favour of De Lage Landen Financial Services Canada Inc.

9.	Alberta Personal Property Registry registration no. 16040535672 in favour of Compass Compression Services Ltd.

10.	Alberta Personal Property Registry registration no. 17032241237 in favour of EmKay Canada Leasing Corporation

11.	Alberta Personal Property Registry registration no. 17032241243 in favour of EmKay Canada Leasing Corporation

12.	Alberta Personal Property Registry registration no. 17033034996 in favour of ATCO Structures & Logistics

13.	Alberta Personal Property Registry registration no. 17083026976 in favour of Redhead Equipment

14.
Agreement for the Ownership and Operation of the Judy Creek Gas Plant effective March 1, 2011, as amended, and the Agreement for the Ownership and Operation of the Swan Hills Gas Gathering System effective January 1, 2017, as amended, including Alberta Personal Property Registry registration no. 17090705982 in favour of Accel Canada Holdings Limited and Accel Energy Canada Limited

15.	Alberta Personal Property Registry registration nos. 17100416729 and 17100416757 in favour of Computershare Trust Company of Canada

British Columbia

16.
British Columbia Personal Property Registry base registration no. 351795G in favour of ARI Financial Services Inc., as amended as of the Second Amendment Effective Date by and in favour of D & H Limited Partnership

17.	British Columbia Personal Property Registry base registration no. 416000J in favour of Compass Compression Services Ltd.

18.	British Columbia Personal Property Registry base registration no. 314190K in favour of Computershare Trust Company of Canada

Nova Scotia

19.	Nova Scotia Personal Property Registry registration no. 28365617 in favour of Computershare Trust Company of Canada

Saskatchewan

20.	Saskatchewan Personal Property Registry registration no. 301668749 in favour of Redhead Equipment

21.	Saskatchewan Personal Property Registry registration no. 301683207 in favour of Computershare Trust Company of Canada

Debt in existence as of the Second Amendment Effective Date (excluding Debt outstanding under the Bank Facility)

1.	The amounts owing under the Notes

2.	The amounts owing under the 2010 Notes

3.	Trade debts incurred by the Company from time to time in the ordinary course of business

SCHEDULE B-1

EXHIBIT B-1

OPINION OF OSLER, HOSKIN & HARCOURT LLP

[REDACTED]

EXHIBIT B-2

OPINION OF OSLER, HOSKIN & HARCOURT LLP

[REDACTED]